


SEC MAIL PROCESSING
RECEIVED
APR 07 2011
WASH, D.C.
211
SECTION

2010 ANNUAL REPORT



PROASSURANCE®
Treated Fairly

PROASSURANCE

PROMISES KEPT

FINANCIAL HIGHLIGHTS (IN THOUSANDS)

FISCAL YEARS ENDED DECEMBER 31

	2006	2007	2008	2009	2010
Income Statement Highlights[1]					
Gross premiums written[2]	$578,983	$549,074	$471,482	$553,922	$533,205
Premiums earned [2]	$627,166	$585,310	$503,579	$540,012	$548,955
Total revenues[2]	$737,598	$706,068	$567,162	$672,683	$692,065
Net losses and loss adjustment expenses[2]	$443,329	$350,997	$211,499	$231,068	$221,115
Income (loss) from continuing operations, net of tax[2] [3] [4]	$126,984	$168,186	$177,725	$222,026	$231,598
Operating income[2] [4]	$129,459	$172,406	$206,980	$215,210	$219,457
Net income[3] [5]	$236,425	$168,186	$177,725	$222,026	$231,598
Balance Sheet Highlights					
Total investments[2]	$3,492,098	$3,639,395	$3,575,942	$3,838,222	$3,990,431
Total assets	$4,342,853	$4,440,808	$4,280,938	$4,647,414	$4,875,056
Reserve for losses and loss adjustment expenses[2]	$2,607,148	$2,559,707	$2,379,468	$2,422,230	$2,414,100
Long-term debt[2]	$179,177	$164,158	$34,930	$50,203	$51,104
Total liabilities	$3,224,306	$3,185,738	$2,857,353	$2,942,819	$3,019,193

(1) Includes acquired entities since date of acquisition only (American Physicians Service Group was acquired on November 30, 2010; PICA Group was acquired on April 1, 2009; PRA Wisconsin was acquired on August 1, 2006)
(2) Excludes discontinued operations
(3) Includes a loss on extinguishment of debt of $2.8 million for the year ended December 31, 2009 and a gain on extinguishment of debt of $4.6 million for the year ended December 31, 2008
(4) See Page 144 for Reconciliation of Operating Measures to GAAP
(5) Includes discontinued operations in 2006


$3.79
$6.85
$4.90
$4.78
$6.07
$5.22
$6.49
$6.70
$6.82
$7.20
06
07
08
09
10
OPERATING INCOME PER DILUTED SHARE[1] [4]
NET INCOME PER DILUTED SHARE[2]
$33.61
$38.69
$42.69
$52.59
$60.35
06
07
08
09
10
BOOK VALUE PER SHARE [3]
$1,119
$1,255
$1,424
$1,705
$1,856
06
07
08
09
10
SHAREHOLDERS' EQUITY
($ IN MILLIONS)
$4,343
$4,441
$4,281
$4,647
$4,875
06
07
08
09
10
ASSETS
($ IN MILLIONS)

FISCAL YEARS ENDED DECEMBER 31
(1) See Page 144 for Reconciliation of Operating Measures to GAAP
(2) 2006 includes income from discontinued operations of $3.13 per diluted share
(3) Total capital per share of common stock outstanding
(4) Excludes discontinued operations

PROASSURANCE®
Treated Fairly

Every policy, every share of stock represents a promise.

Our business is a series of promises. And since 1975, ProAssurance has delivered on those promises by ensuring that our company remains financially strong, by managing our business for the long-term, and by treating fairly everyone with whom we come in contact. For 36 years, we've kept our promises. And we are managing our business today to keep our promises long into the future.

Promises are made to be kept

TO MY FELLOW SHAREHOLDERS:

I believe promises are made to be kept.

All too often, "I promise" is a simple statement, said without thought or written without intent. This is not so at ProAssurance. My colleagues and I believe in the true value of a promise made—and we do not make any of our promises without duly considering what it takes to keep them.

For our investors, the promise we honor is one to manage ProAssurance in a way that increases the value of the investment we share. In 2010, we delivered on that promise and achieved exceptional results by virtually every measurement.

We again grew Book Value per Share by a double-digit percentage. We began the year with a Book Value per Share of $52.59, and ended 2010 at $60.35, an increase of 15%. As long-time investors will know, we focus on Book Value per Share because it is an easily computed and easily comparable result that allows us to demonstrate to you the ultimate success of our efforts.

For our investors, the promise we honor is one to manage ProAssurance in a way that increases the value of the investment we share.

We increased the value of the Company by 9% in 2010, growing Shareholders' Equity by $151 million to almost $1.9 billion. We also achieved a Return on Equity of 13% in 2010.

We enhanced these key measurements through the prudent repurchase of 1.9 million shares of our common stock at a cost of $106 million. As part of our ongoing commitment to effectively manage our capital, we have purchased six million shares at a cost of $315 million since 2005.

During that five year period, efficient capital management has allowed us to enhance the value of ProAssurance for shareholders while growing the Company through six transactions that solidify our present business and lay the foundation for future success. At the same time, our demonstrated commitment to capital adequacy has led rating agencies to upgrade our insurance subsidiaries to levels that clearly highlight the financial stability underlying our insurance products.

The financial success that has rewarded our investors with a compound annual growth rate of 16% since going public in 1991 has allowed us to build a balance sheet that permits us to keep our promise of insurance in a manner unlike any of our competitors. No company that I am aware of provides a product quite like the promise of service and security we deliver to our insureds. Certainly every company with which we compete provides its insureds with a policy, but the services provided through those policies and by the company behind the policies are vastly different.

Every day, we leverage the strength of our balance sheet to provide our insureds with a range of effective services that I believe are unmatched in our industry. I'm confident that ProAssurance's embrace of cutting edge risk management programs and content delivery methods is enhancing



W. STANCIL STARNES
CHIEF EXECUTIVE OFFICER



PROMISES KEPT

Managing for the long term

The only way to survive in our specialty insurance market is through strict commitment to underwriting standards. Over the years, we've seen countless companies suffer the consequences of lax standards in pursuit of top-line growth. At ProAssurance, we manage for the long term to ensure that we have the financial strength to keep our promises to every insured—no matter when they might need us.

patient care and reducing the exposure of our insureds to frivolous litigation. I am equally certain that our ability to apply rigorous underwriting standards to the risks we accept allows ProAssurance to offer a superior product to the most qualified insureds.

But our ability to defend our insureds from a position of financial strength may be the most defining characteristic of ProAssurance. Simply stated, we deliver every day on the promise to give our insureds a defense of their claim that is unfettered by constraints unwisely imposed in the name of short-term profit. This dedication to the needs of our insureds creates a virtuous circle that furthers our continued ability to attract new customers who understand the true value and promise we provide, while retaining existing customers who understand the true value proposition of ProAssurance. In 2010, we retained 90% of our premium base in one of the most competitive market environments we've seen in the past decade. The fact that our superior product can rarely be sold at a price that matches policies offering inferior security and service makes this achievement all the more remarkable.

The value that our insureds perceive in the ProAssurance product and our investors realize in the increasing value of their stock is encapsulated in the brand promise of Treated Fairly. In each letter I've written to you since 2008, I have underscored the value of Treated Fairly, the guiding principle that governs every encounter with every constituent, internal and external, at ProAssurance. Treated Fairly is the ultimate promise we can make as a company, and it's one that I, and everyone at ProAssurance, will do everything we can to keep.

Inherent in our commitment to both insureds and investors is the promise to adapt quickly and effectively to deal with the new realities of medicine and the delivery of healthcare. Few environments are evolving as rapidly—and as thoroughly—as the medical/legal environment in which the majority of our policyholders practice and, here again, we are able to bring our financial strength, operational expertise, and unmatched geographic reach to provide solutions to problems that our competitors simply cannot solve.

The demographics of healthcare have undergone a seismic shift in the past generation, and the consequences are becoming more evident every day. Fully 50% of the physicians practicing in America today are employed or affiliated with hospitals or large, multi-specialty groups. This migration to a more predictable practice setting is driven by a host of factors: the prevalence of physicians who seek more predictable working conditions, the enhanced insurance/government reimbursement for procedures performed by hospital-employed physicians, and the expense and hassle of coping with federally mandated electronic documentation.

Our ability to defend our insureds from a position of financial strength may be the most defining characteristic of ProAssurance.

Yet despite common goals of these integrated physician/hospital systems, each approaches its professional liability risk with a different set of demands and expectations. ProAssurance has insured physicians for 35 years and hospitals for 25 years and is uniquely qualified to deliver the specialized insurance programs that allow both types of insured—entities and individuals—to address their own requirements. As changes in healthcare push institutions to seek ways to use their scarce financial resources more effectively, ProAssurance is ready with effective solutions.

There are, however, and will always be, entrepreneurial physicians who crave the independence and challenge of solo and small group practice, and for them we are enhancing our traditional products to deal with emerging risks few could have imagined even five years ago. For example, we are embarking on a new specialty-specific program targeting the unique liability demands in the practice of obstetrics. We believe this will help us reach new insureds in markets where we are already doing business and in attractive new markets where our primary writings are currently confined to our podiatric business.

This promise of responsive, innovative, and secure insurance is a promise we do not make lightly.

This promise of responsive, innovative, and secure insurance is a promise we do not make lightly. The management team at ProAssurance is the most experienced in our industry, and our past experience has prepared us to keep these far-reaching promises. Our level of investment in the Company ensures that we will take these promises—to investors and insureds alike—seriously.

We have achieved impressive results by maintaining our focus and discipline. The promise we make to you is that we will continue to apply those principles in what is sure to be an exciting future. We believe keeping that promise will allow us to continue reporting future results that are as impressive as those reported in 2010.

Sincerely,



W. Stancil Starnes
Chief Executive Officer



PROMISES KEPT
Treated Fairly

At the core of our business philosophy is the promise that we will treat all people fairly. By fulfilling this promise to everyone we encounter, in particular our insureds, we affirm that everyone has the right to be carefully heard and thoughtfully engaged in an open, transparent fashion. And we reinforce the values already present in our relationships with our insureds. To be treated fairly, of course, means different things to different people, but meeting the diverse expectations of everyone we encounter ensures that we remain one of the leading carriers in our industry.

BOARD OF DIRECTORS

DIRECTORS	POSITION	INDEPENDENCE	AUDIT	COMPENSATION	EXECUTIVE	NOMINATING & CORPORATE GOVERNANCE
			COMMITTEES			
W. Stancil Starnes, Esq.	Chairman & Chief Executive Officer, ProAssurance	M			M,C	
Victor T. Adamo, Esq., C.P.C.U.	President, ProAssurance	M			M	
Lucian Bloodworth	Chairman, Cain Manufacturing Company, Inc.	I	M			M
Jerry D. Brant, D.P.M.	President & Chief Executive Officer, PICA Group	M				
Robert E. Flowers, M.D.	Retired Physician	I		M		
William J. Listwan, M.D.	Practicing Physician & Assistant Professor of Internal Medicine	I				
John J. McMahon, Jr.	Chairman, Ligon Industries	I		M		M,C
Drayton Nabers, Jr., Esq.	Attorney	I	M,C,E			
Ann F. Putallaz, Ph.D.	Vice-President, Munder Capital Management	I	M			
William H. Woodhams, M.D.	Practicing Physician	I				M
Wilfred W. Yeargan, M.D.	Practicing Physician	I		M,C	M	

Management, Non-Independent = M
Independent = I

Member = M Chairman = C Financial Expert = E

SENIOR OFFICERS

Victor T. Adamo, Esq., C.P.C.U.	*President, ProAssurance*
Jeffrey L. Bowlby, A.R.M.	*Chief Marketing Officer & Senior Vice-President, Professional Liability Group*
Howard H. Friedman, A.C.A.S., M.A.A.A.	*Co-President & Chief Underwriting Officer, Professional Liability Group* *Senior Vice-President, ProAssurance*
Jeffrey P. Lisenby, Esq., C.P.C.U.	*Corporate Secretary, General Counsel & Senior Vice-President, ProAssurance*
Frank B. O'Neil	*Communications Officer & Senior Vice-President, ProAssurance*
Edward L. Rand, Jr., C.P.A.	*Chief Financial Officer & Senior Vice-President, ProAssurance*
W. Stancil Starnes, Esq.	*Chairman & Chief Executive Officer, ProAssurance*
Darryl K. Thomas, Esq.	*Co-President & Chief Claims Officer, Professional Liability Group* *Senior Vice-President, ProAssurance*
Hayes V. Whiteside, M.D.	*Chief Medical Officer & Senior Vice-President, Professional Liability Group*

STOCK PRICE PERFORMANCE

You may use the following information to compare the market value of our Common Stock with other public companies and public companies in the insurance industry. The graph sets forth the cumulative total shareholder return of our stock during the five years ended December 31, 2010, as well as the cumulative total shareholder return of an overall stock market index (the Russell 2000) and a peer group index (the SNL Property & Casualty Insurance Index) for the five years ended December 31, 2010. All cumulative return data assumes the reinvestment of dividends.

TOTAL RETURN PERFORMANCE



130
120
110
100
90
80
70
ProAssurance Corporation
Russell 2000
SNL Property & Casualty Insurance Index
12/31/05
12/31/06
12/31/07
12/31/08
12/31/09
12/31/10

INDEX	PERIOD ENDING					
	12/31/05	12/31/06	12/31/07	12/31/08	12/31/09	12/31/10
ProAssurance Corporation	100.00	102.63	112.91	108.51	110.42	124.59
Russell 2000	100.00	118.37	116.51	77.15	98.11	124.46
SNL Property & Casualty Insurance Index	100.00	116.57	125.86	97.42	105.33	125.59

United States
Securities and Exchange Commission
Washington, D.C. 20549

FORM 10-K

(Mark One)

X Annual report pursuant to section 13 or 15(d) of the Securities Exchange Act of 1934 [Fee Required] for the fiscal year ended December 31, 2010, or

___ Transition report pursuant to section 13 or 15(d) of the Securities Exchange Act of 1934 [No Fee Required] for the transition period from ________ to _________.

Commission file number: 001-16533

ProAssurance Corporation
(Exact name of registrant as specified in its charter)

Delaware	63-1261433
(State of incorporation or organization)	(I.R.S. Employer Identification No.)
100 Brookwood Place, Birmingham, AL	35209
(Address of principal executive offices)	(Zip Code)

(205) 877-4400
(Registrant's Telephone Number, Including Area Code)

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange On Which Registered
Common Stock, par value $0.01 per share	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes X No ___

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ___ No X

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes X No ___

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter), during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes X No ___

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§229.405) is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [ ]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer X Accelerated filer___ Non-accelerated filer___ Smaller reporting company ___

(Do not check if a smaller reporting company)

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act).
Yes ___ No X

The aggregate market value of voting stock held by non-affiliates of the registrant at June 30, 2010 was $1,787,487,963.

As of February 15, 2011, the registrant had outstanding approximately 30,501,385 shares of its common stock.

Documents incorporated by reference in this Form 10-K

(i) The definitive proxy statement for the 2010 Annual Meeting of the Stockholders of ProAssurance Corporation (File No. 001-16533) is incorporated by reference into Part III of this report.

(ii) The MAIC Holdings, Inc. Registration Statement on Form S-4 (File No. 33-91508) is incorporated by reference into Part IV of this report.

(iii) The MAIC Holdings, Inc. Definitive Proxy Statement for the 1996 Annual Meeting (File No. 0-19439 is incorporated by reference into Part IV of this report.

(iv) The ProAssurance Corporation Registration Statement on Form S-4 (File No. 333-49378) is incorporated by reference into Party IV of this report.

(v) The ProAssurance Corporation Annual Report on Form 10-K for the year ended December 31, 2001 (Commission File No. 001-16533) is incorporated by reference into Part IV of this report.

(vi) The ProAssurance Corporation Definitive Proxy Statement filed on April 16, 2004 (File No. 001-16533) is incorporated by reference into Part IV of this report.

(vii) The ProAssurance Corporation Current Report on Form 8-K for event occurring on November 4, 2005 (File No. 001-16533) is incorporated by reference into Part IV of this report.

(viii) The ProAssurance Corporation Registration Statement of Form S-4 (File No. 333-131874) is incorporated by reference in Part IV of this report.

(ix) The ProAssurance Corporation Current Report on Form 8-K for event occurring on September 13, 2006 (File No. 001-16533) is incorporated by reference into Part IV of this report.

(x) The ProAssurance Corporation Quarterly Report on Form 10-Q for the quarter ended September 30, 2006 (File No. 001-16533) is incorporated by reference into Part IV of this report.

(xi) The ProAssurance Corporation Current Report on Form 8-K for event occurring on May 12, 2007 (File No. 001-16533) is incorporated by reference into Part IV of this report.

(xii) The ProAssurance Corporation Annual Report on Form 10-K for the year ended December 31, 2007 (File No. 001-16533) is incorporated by reference into Part IV of this report.

(xiii) The ProAssurance Corporation Registration Statement on Form S-8 (File No. 333-156645) is incorporated by reference into Part IV of this report.

(xiv) The ProAssurance Corporation Definitive Proxy Statement filed on April 11, 2008 (File No. 001-16533) is incorporated by reference into Part IV of this report.

(xv) The ProAssurance Corporation Annual Report on Form 10-K for year ended December 31, 2009 (File No. 001-16533) is incorporated by reference into Part IV of the report.

(xvi) The ProAssurance Corporation Current Report on Form 8-K for event occurring August 31, 2010 (File No. 001-16533) is incorporated by reference into Part IV of this report.

(xvii) The ProAssurance Corporation Current Report on Form 8-K for event occurring December 1, 2010 (File No. 001-16533) is incorporated by reference into Part IV of this report.

PART I

ITEM 1. BUSINESS.

General / Corporate Overview

ProAssurance Corporation is a holding company for property and casualty insurance companies focused on professional liability insurance. Throughout this report, references to ProAssurance, "we", "us" and "our" refer to ProAssurance Corporation and its consolidated subsidiaries. Our executive offices are located at 100 Brookwood Place, Birmingham, Alabama 35209 and our telephone number is (205) 877-4400. Our stock trades on the New York Stock Exchange under the symbol "PRA." Our website is www.ProAssurance.com. Because the insurance business uses certain terms and phrases that carry special and specific meanings, we encourage you to read the Glossary that is posted on the investor relations section of our website.

The Investor Relations Page (www.proassurance.com/investorrelations/) on our website provides many resources for investors seeking to learn more about us. Our annual report on Form 10K, our quarterly reports on Form 10Q, and our current reports on Form 8K are available on our website as soon as reasonably practical after filing with the Securities and Exchange Commission (the SEC) on its EDGAR system. We show details about stock trading by corporate insiders by providing access to SEC Forms 3, 4 and 5 when they are filed with the SEC. We maintain access to these reports for at least one year after their filing.

In addition to federal filings on our website, we make available other documents that provide important additional information about our financial condition and operations. Documents available on our website include the financial statements we file with state regulators (compiled under Statutory Accounting Principles as required by regulation), news releases that we issue, a listing of our investment holdings, and certain investor presentations.

The Governance section of our website provides copies of the Charters for our Audit Committee, Internal Audit department, Compensation Committee and Nominating/Corporate Governance Committee. In addition you will find our Code of Ethics and Conduct, Corporate Governance Principles, Policy Regarding Determination of Director Independence and Share Ownership Guidelines for Management and Directors. We also provide the Pre-Approval Policy and Procedures for our Audit Committee and our Policy Regarding Stockholder-Nominated Director Candidates. Printed copies of these documents may be obtained from Frank O'Neil, Senior Vice President, ProAssurance Corporation, either by mail at P.O. Box 590009, Birmingham, Alabama 35259-0009, or by telephone at (205) 877-4400 or (800) 282-6242.

Caution Regarding Forward-Looking Statements

Any statements in this Form 10K that are not historical facts are specifically identified as forward-looking statements. These statements are based upon our estimates and anticipation of future events and are subject to certain risks and uncertainties that could cause actual results to vary materially from the expected results described in the forward-looking statements. Forward-looking statements are identified by words such as, but not limited to, "anticipate", "believe", "estimate", "expect", "hope", "hopeful", "intend", "may", "optimistic", "preliminary", "potential", "project", "should", "will" and other analogous expressions. There are numerous factors that could cause our actual results to differ materially from those in the forward-looking statements. Thus, sentences and phrases that we use to convey our view of future events and trends are expressly designated as forward-looking statements as are sections of this Form 10K that are identified as giving our outlook on future business.

Forward-looking statements relating to our business include among other things: statements concerning liquidity and capital requirements, investment valuation and performance, return on equity, financial ratios, net income, premiums, losses and loss reserves, premium rates and retention of current business, competition and market conditions, the expansion of product lines, the development or acquisition of business in new geographical areas, the availability of acceptable reinsurance, actions by regulators and rating agencies, court actions, legislative actions, payment or performance of obligations under indebtedness, payment of dividends, and other matters.

These forward-looking statements are subject to significant risks, assumptions and uncertainties, including, among other things, the following factors that could affect the actual outcome of future events:

- general economic conditions, either nationally or in our market areas, that are different than anticipated;
- regulatory, legislative and judicial actions or decisions that could affect our business plans or operations;
- the enactment or repeal of tort reforms;
- formation or dissolution of state-sponsored malpractice insurance entities that could remove or add sizable groups of physicians from the private insurance market;
- the impact of deflation or inflation;
- changes in the interest rate environment;
- the effect that changes in laws or government regulations affecting the U.S. economy or financial institutions, including the Emergency Economic Stabilization Act of 2008 and the American Recovery and Reinvestment Act of 2009 and the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, may have on the U.S. economy and our business;
- performance of financial markets affecting the fair value of our investments or making it difficult to determine the value of our investments;
- changes in accounting policies and practices that may be adopted by our regulatory agencies and the Financial Accounting Standards Board, the Securities and Exchange Commission, or the Public Company Accounting Oversight Board;
- changes in laws or government regulations affecting medical professional liability insurance or the financial community;
- the effects of changes in the health care delivery system, including but not limited to the Patient Protection and Affordable Care Act;
- uncertainties inherent in the estimate of loss and loss adjustment expense reserves and reinsurance, and changes in the availability, cost, quality, or collectability of insurance/reinsurance;
- the results of litigation, including pre- or post-trial motions, trials and/or appeals we undertake;
- allegation of bad faith which may arise from our handling of any particular claim, including failure to settle;
- loss of independent agents;
- changes in our organization, compensation and benefit plans;
- our ability to retain and recruit senior management;
- our ability to purchase reinsurance and collect recoveries from our reinsurers;
- assessments from guaranty funds;
- our ability to achieve continued growth through expansion into other states or through acquisitions or business combinations;
- changes to the ratings assigned by rating agencies to our insurance subsidiaries, individually or as a group;
- insurance market conditions may alter the effectiveness of our current business strategy and impact our revenues;
- the expected benefits from completed and proposed acquisitions may not be achieved or may be delayed longer than expected due to business disruption, loss of customers and

employees, increased operating costs or inability to achieve cost savings, and assumption of greater than expected liabilities, among other reasons.

Our results may differ materially from those we expect and discuss in any forward-looking statements. The principal risk factors that may cause these differences are described in "Item 1A, Risk Factors" in this report and other documents we file with the Securities and Exchange Commission, such as our current reports on Form 8-K, and our regular reports on Forms 10-Q and 10-K.

We caution readers not to place undue reliance on any such forward-looking statements, which speak only as of the date made, and advise readers that these factors could affect our financial performance and could cause actual results for future periods to differ materially from any opinions or statements expressed with respect to future periods in any current statements. Except as required by law or regulations, we do not undertake and specifically decline any obligation to publicly release the result of any revisions that may be made to any forward-looking statements to reflect events or circumstances after the date of such statements or to reflect the occurrence of anticipated or unanticipated events.

Business Overview

We are an insurance holding company that wholly owns eight operating insurance companies which are primarily focused on providing professional liability insurance and operate as a single business segment within the United States. The composition of our gross written premiums by coverage type and by state for the past three years is as follows:

Gross Premiums Written–Years Ended December 31
($ in thousands)

	2010		2009		2008	
Physicians	**$ 418,173**	**78%**	$ 442,002	80%	$ 389,492	83%
Healthcare facilities	**43,093**	**8%**	37,215	7%	15,582	3%
Other healthcare professionals	**28,524**	**5%**	31,350	6%	31,229	7%
Legal professionals	**13,250**	**2%**	12,379	2%	7,801	2%
All other (1)	**30,165**	**7%**	30,976	5%	27,378	5%
Total	**$ 533,205**	**100%**	$ 553,922	100%	$ 471,482	100%

(1) Includes tail premiums of $23.2 million in 2010, $20.4 million in 2009 and $23.5 million in 2008.

Gross Premiums Written–Years Ended December 31
($ in thousands)

	2010		2009		2008	
Alabama (1)	**$ 74,967**	**14%**	$ 96,307	17%	$ 91,116	19%
Ohio	**63,143**	**12%**	69,300	13%	75,859	16%
Florida (2)	**39,909**	**8%**	35,428	6%	31,914	7%
Indiana	**30,772**	**6%**	33,304	6%	33,822	7%
Michigan	**30,767**	**6%**	32,842	6%	31,946	7%
All other states	**293,647**	**54%**	286,741	52%	206,825	44%
Total	**$ 533,205**	**100%**	$ 553,922	100%	$ 471,482	100%

(1) Includes premium related to policies with a two year term of $10.9 million in 2010 and $23.0 million in 2009.
(2) Not a top five state in 2008

American Physicians Service Group, Inc. (APS), which we acquired on November 30, 2010 (see "Corporate Organization and History-Recent Developments") reported total gross written premiums for the year ended December 31, 2010 of $61.5 million. The table above includes $5.1 million of APS premium that was written after the acquisition date, primarily physician premium written in Texas.

Corporate Organization and History

We were incorporated in Delaware as the successor to Medical Assurance, Inc. in connection with its merger with Professionals Group, Inc. (Professionals Group) in June 2001.

Much of our growth has come through mergers and acquisitions; we are the successor to eighteen insurance organizations and have further grown our business with four significant renewal rights transactions. Key personnel have been retained in our acquisitions, allowing us to maintain market knowledge and preserve important institutional knowledge in underwriting, claims, risk management and marketing. Our ability to utilize this knowledge has allowed us to grow effectively through acquisitions.

Recent Developments

On November 30, 2010 we acquired 100% of the outstanding shares of American Physicians Service Group, Inc. (APS), whose primary operating entity is American Physicians Insurance Company (API), in a transaction valued at $237 million including cash paid of $233 million and deferred compensation commitments of $4 million. APS provides medical professional liability insurance primarily in Texas. See Note 2 to the Consolidated Financial Statements included herein for additional information regarding the acquisition of APS.

In November 2010 the Board of Directors of ProAssurance authorized $200 million to be used for the repurchase of our common stock or debt securities, which was in addition to previous authorizations of $100 million in September 2009, $100 million in August 2008 and $150 million in April 2007. As of February 15, 2011 approximately $194.0 million of the total amount authorized by the Board remains available for use.

On April 1, 2009 we acquired 100% of Podiatry Insurance Company of America and subsidiaries (PICA), and its wholly-owned subsidiary, PACO Assurance Company, Inc. (PACO), through a cash sponsored demutualization valued at $134 million, including future premium credits to qualified insureds of $15 million. PICA and PACO together provide professional liability insurance primarily to podiatric physicians, chiropractors and other healthcare providers throughout the United States. See Note 2 to the Consolidated Financial Statements included herein for additional information regarding the acquisition of PICA.

In December 2008 we repurchased $23.0 million of our outstanding trust preferred securities for approximately $18.4 million. We recognized a gain of approximately $4.6 million on the extinguishment of debt which is discussed in more detail in Note 10 to the Consolidated Financial Statements included herein. The repurchased securities had been issued in April and May, 2004 as a part of a larger transaction wherein we issued $45.0 million of trust preferred securities, having a 30-year maturity and callable at par beginning in May 2009. The proceeds from the sale of the trust preferred securities were used for general corporate purposes, including contributions to the capital of our insurance subsidiaries to support growth in our insurance operations.

In July 2008 we converted all our outstanding Convertible Debentures (aggregate principal of $107.6 million), issued in 2003, into approximately 2,572,000 shares of ProAssurance common stock. No gain or loss was recorded related to the conversion, which is discussed in more detail in Notes 10 and 11 to the Consolidated Financial Statements, included herein.

In December 2007 we redeemed, at face value, for cash, outstanding subordinated debentures of $15.5 million that became our obligation in 2005 when we acquired NCRIC Corporation (NCRIC), now ProAssurance Professional Liability Group.

Effective August 1, 2006 we acquired 100% of the outstanding shares of Physicians Insurance Company of Wisconsin, Inc., now ProAssurance Wisconsin Insurance Company (PRA Wisconsin), in an all stock merger valued at $104 million. PRA Wisconsin provides professional liability insurance primarily to healthcare professionals and facilities in Midwestern and Western states.

Effective January 1, 2006 we sold the operating subsidiaries that comprised our personal lines operations, MEEMIC Insurance Company and MEEMIC Insurance Services (collectively, the MEEMIC companies), for $400 million before taxes and transaction expenses. We recognized a gain on the sale in the first quarter of 2006 of $109.4 million after consideration of sales expenses and estimated taxes. We used the sale proceeds to support the capital requirements of our professional liability insurance subsidiaries and other general corporate purposes.

Products, Services and Marketing

Our insurance subsidiaries are primarily focused on providing professional liability insurance to the healthcare and legal marketplaces. We target the full spectrum of the healthcare professional liability market, with physicians as our core customer group. For our legal professional liability product, we target smaller law practices. While most of our business is written in the standard market, we also offer professional liability insurance on an excess and surplus lines basis. We are licensed to do business in every state.

We utilize independent agents as well as an internal sales force to write our business. For the year ended December 31, 2010, we estimate that approximately 64% of our gross premiums written were produced through independent insurance agencies. We do not anticipate that inclusion of APS will have a meaningful impact on our sales distribution. These local agencies usually have producers who specialize in professional liability insurance and should be able to convey the factors that differentiate our professional liability insurance products. No single agent or agency accounts for more than 10% of our total direct premiums written.

Our marketing approach is closely tied to our promise of "Treated Fairly" which is our public pledge that all of our actions will deliver fair treatment, informed by the core values that guide our organization: integrity, respect, doctor involvement in our healthcare insurance activities, collaboration, communication, and enthusiasm. We emphasize that we offer:

- financial strength,
- excellent claims and underwriting services,
- opportunities to participate in accredited risk management education seminars,
- risk management consultation, loss prevention seminars and other educational programs,
- regular newsletters discussing matters of interest to healthcare providers, including updates on legislative developments,
- support of legislation that will have a positive effect on healthcare liability issues, and
- involvement in and support for local medical societies and related organizations.

These communications and services demonstrate our understanding of the professional liability insurance needs of the healthcare industry, promote a commonality of interest among us and our insureds, and provide opportunities for targeted interactions with potential insureds.

Underwriting

Our underwriting process is driven by individual risk selection. Our underwriting decisions are focused on achieving pricing adequacy. We assess the quality and pricing of the risk, emphasizing loss history, areas of practice and location in making our underwriting decision. In performing their assessment, our underwriters may also consult with internal actuaries regarding loss trends and pricing and utilize loss-rating models to assess the projected underwriting results of certain insured risks.

Our underwriting concentrates on knowledge of local market conditions and legal environments through market-focused underwriting offices located in Alabama, Georgia, Indiana, Michigan, Missouri, Tennessee, Texas, Wisconsin, and the District of Columbia. Our underwriters work closely with our claims departments, consulting with staff about claims histories and patterns of practice in a particular locale as well as monitoring claims activity.

For our medical professional liability business underwriters are assisted by our medical advisory committees that operate in our key markets. These committees are comprised of physicians, other healthcare providers and representatives of hospitals and healthcare entities and help us maintain close ties to the medical communities in these markets, provide information on the practice of medicine in each market and provide guidance on critical underwriting issues.

Claims Management

We have local claims offices located in Alabama, Delaware, Florida, Georgia, Illinois, Indiana, Kentucky, Michigan, Missouri, Ohio, Tennessee, Texas, Virginia, Wisconsin, and the District of Columbia so that we can provide specialized and timely attention to claims. We offer our insureds a strong defense of claims that we believe are non-meritorious or those we believe cannot be settled by reasonable, good faith negotiations. Many of these claims are resolved by jury verdict, and we engage experienced, independent trial attorneys in each venue to handle the litigation in defense of our policyholders.

Our claims department promptly and thoroughly investigates the circumstances surrounding a reported claim against an insured. As this investigation progresses, our claims department develops an estimate of the case reserves for each claim. Thereafter, we monitor development of new information about the claim and adjust the case reserve as loss cost estimates are revised.

Through our investigation, and in consultation with the insured and appropriate experts, we evaluate the merit of the claim and either seek reasonable good faith settlement or aggressively defend the claim. Our claims department carefully manages the case, including selecting independent defense attorneys who specialize in professional liability defense and obtaining medical, legal and/or other expert professionals to assist in the analysis and defense of the claim. As part of the evaluation and preparation process for medical professional liability claims, we meet regularly with medical advisory committees in our key markets to examine claims, attempt to identify potentially troubling practice patterns and make recommendations to our staff.

We believe that our claims philosophy contributes to lower overall loss costs and results in customer loyalty. Our success in claims management is greatly enhanced by our local presence in many of the markets we serve. Our claims offices in those markets are staffed with experienced claims professionals who possess specialized knowledge of the local medical and legal environments. We have access to attorneys with significant experience in the defense of professional liability claims in those local jurisdictions and who are able to defend claims in an aggressive, cost-efficient manner.

Investments

The majority of our assets are held in our individual operating insurance companies and we apply a consistent management strategy to the entire portfolio.

Our overall investment strategy is to focus on maximizing current income from our investment portfolio while maintaining safety, liquidity, duration targets and portfolio diversification. The portfolio is generally managed by professional third party asset managers whose results we monitor and evaluate. The asset managers typically have the authority to make investment decisions within the asset class they are responsible for managing, subject to our investment policy and oversight, including a requirement that securities in a loss position cannot be sold without specific authorization from us. See Note 4 to the Consolidated Financial Statements for more information on our investments.

Rating Agencies

Our claims-paying ability and financial strength are regularly evaluated and rated by three major rating agencies, A. M. Best, Fitch and Moody's. In developing their claims-paying ratings, these agencies make an independent evaluation of an insurer's ability to meet its obligations to policyholders. While these ratings may be of interest to investors, these are not ratings of our securities nor a recommendation to buy, hold or sell any of our securities.

The following table presents the claims paying ratings of our group and our core subsidiaries as of February 15, 2011:

	Rating Agency		
	A.M. Best (www.ambest.com)	Fitch (www.fitchratings.com)	Moody's (www.moodys.com)
ProAssurance Group	A (Excellent)	A (Strong)	A3
ProAssurance Indemnity Company, Inc.	A (Excellent)	A (Strong)	A3
ProAssurance Casualty Co.	A (Excellent)	A (Strong)	A3
ProAssurance Specialty Insurance Company, Inc.	A (Excellent)	A (Strong)	NR
American Physicians Insurance Company	A (Excellent)	A (Strong)	NR
Podiatry Insurance Company of America	A (Excellent)	A (Strong)	A3
ProAssurance Wisconsin Insurance Co.	A- (Excellent)	A (Strong)	A3
PACO Assurance Company, Inc.	A- (Excellent)	A (Strong)	NR
ProAssurance National Capital Insurance Co.	A- (Excellent)	A (Strong)	NR

The rating process is dynamic and ratings can change. If you are seeking updated information about our ratings, please visit the rating agency websites listed in the table.

Competition

We compete in a fragmented market with many insurance companies and alternative insurance mechanisms such as risk retention groups or self-insuring entities. Competition depends on a number of factors including pricing, size, name recognition, service quality, market commitment, market conditions, breadth and flexibility of coverage, method of sale, financial stability, ratings assigned by rating agencies and regulatory conditions.

Our financial stability, local market presence and knowledge, leading position in a number of markets, service quality, size, and geographic scope provide competitive advantages. We are widely recognized in our markets for our heritage as a policyholder-founded company with a long-term focus on the professional liability insurance industry as well as our demonstrated commitment to the defense of non-meritorious claims and the prompt, reasonable settlement of those claims that involve a breach of the applicable standard of professional care by our insured, causing damages covered by our insurance policy.

Our operating model of maintaining regional claims and underwriting offices staffed with experienced underwriting and claims professionals also provides competitive advantages. We utilize our local market knowledge to rigorously underwrite each application for coverage to ensure that we understand the risks we accept, and develop an adequate price for that risk. Our local market knowledge also allows us to effectively evaluate claims because we have a detailed understanding of local medical and legal climates. We maintain active relationships with our customers and emphasize high responsiveness to customer needs.

Additionally, we differentiate ProAssurance from our competitors through our "Treated Fairly" brand. "Treated Fairly" is our public pledge that all of our actions will deliver fair treatment, informed by the core values that guide our organization: integrity, respect, doctor involvement in our healthcare insurance activities, collaboration, communication, and enthusiasm. Our competitors include smaller insurance entities that concentrate on a single state and also have an extensive knowledge of the local markets. We also compete with several large national insurers whose financial strength and resources may be greater than ours. We consider our largest nationwide competitors to be The Medical Protective Company (Berkshire Hathaway) and The Doctors Company.

Improvements in loss cost trends have allowed us to reduce rates in many markets and offer targeted new business and renewal retention programs in selected markets. These steps improve policyholder retention but decrease our average premiums. While we reflect loss cost trends in our pricing, we do not aggressively compete on price alone, and we have not compromised our commitment to strict underwriting.

We have lost some insureds due to aggressive, price-based competition which we face in virtually all of our markets. This competition comes mostly from established insurers that are willing to write coverage at rates that we believe do not meet our long-term profitability goals. We believe many competitors are also employing less-stringent underwriting standards than they have in the past and they appear to be offering more liberal coverage options.

We have also seen a trend towards hospitals purchasing physician practices in recent years. We have also lost insureds as some physicians and hospitals have entered into alternative risk transfer mechanisms such as self insurance and risk sharing pools. Historically, these alternatives have been less attractive when prices soften in the traditional insurance markets although many of these alternative arrangements have remained in place through previous soft markets.

If competitors continue to be less disciplined in their pricing, or become more permissive in their coverage terms, we could lose business because our ongoing commitment to adequate rates and strong underwriting standards affects our willingness to write new business and to renew existing business in the face of this price-based competition.

Insurance Regulatory Matters

We are subject to regulation under the insurance and insurance holding company statutes of various jurisdictions including the domiciliary states of our insurance subsidiaries and other states in which our insurance subsidiaries do business. Our insurance subsidiaries are domiciled in Alabama, Illinois, Michigan, Texas, Wisconsin, and the District of Columbia.

Insurance companies are also affected by state and federal legislative and regulatory measures and judicial decisions. These could include new or updated definitions of risk exposure and limitations on business practices. In addition, individual state insurance departments may prevent premium rates for some classes of insureds from adequately reflecting the level of risk assumed by the insurer for those classes.

Our operating subsidiaries are required to file detailed annual reports with the state insurance regulators in each of the states in which they do business. The laws of the various states establish agencies with broad authority to regulate, among other things, licenses to transact business, premium rates for certain types of coverage, trade practices, agent licensing, policy forms, underwriting and claims practices, reserve adequacy, transactions with affiliates, and insurer solvency. Many states also regulate investment activities on the basis of quality, distribution and other quantitative criteria. States have also enacted legislation regulating insurance holding company systems, including acquisitions, the payment of dividends, the terms of affiliate transactions, and other related matters.

Applicable state insurance laws, rather than federal bankruptcy laws, apply to the liquidation or reorganization of insurance companies.

Insurance Regulation Concerning Change or Acquisition of Control

The insurance regulatory codes in our operating subsidiaries' respective domiciliary states each contain provisions (subject to certain variations) to the effect that the acquisition of "control" of a domestic insurer or of any person that directly or indirectly controls a domestic insurer cannot be consummated without the prior approval of the domiciliary insurance regulator. In general, a presumption of "control" arises from the direct or indirect ownership, control or possession with the power to vote or possession of proxies with respect to 10% (5% in Alabama) or more of the voting securities of a domestic insurer or of a person that controls a domestic insurer. Because of these regulatory requirements, any party seeking to acquire control of ProAssurance or any other domestic insurance company, whether directly or indirectly, would usually be required to file an application for approval of the proposed change of control with the relevant insurance regulatory authority.

In addition, certain state insurance laws contain provisions that require pre-acquisition notification to state agencies of a change in control of a non-domestic insurance company admitted in that state. While such pre-acquisition notification statutes do not authorize the state agency to disapprove the change of control, such statutes do authorize certain remedies, including the issuance of a cease and desist order with respect to the non-domestic admitted insurers doing business in the state if certain conditions exist, such as undue market concentration.

Statutory Accounting and Reporting

Insurance companies are required to file detailed quarterly and annual reports with the state insurance regulators in each of the states in which they do business, and their business and accounts are subject to examination by such regulators at any time. The financial information in these reports is prepared in accordance with Statutory Accounting Principles (SAP). Insurance regulators periodically examine each insurer's financial condition, adherence to SAP, and compliance with insurance department rules and regulations.

In late 2010, the National Association of Insurance Commissioners (the NAIC) adopted the Model Insurance and Holding Company System Regulatory Act and Regulation ("Model Law"). The Model Law, as compared to currently existing NAIC guidance, increases regulatory oversight of and reporting by insurance holding companies, including reporting related to non-insurance entities, and requires reporting of risks affecting the holding company group. The Model Law will be binding only if adopted by state legislatures and/or state insurance regulatory authorities and actual regulations adopted by any state may differ from the Model Law.

Regulation of Dividends and Other Payments from Our Operating Subsidiaries

Our operating subsidiaries are subject to various state statutory and regulatory restrictions which limit the amount of dividends or distributions an insurance company may pay to its shareholders without prior regulatory approval. Generally, dividends may be paid only out of earned surplus. In every case, surplus subsequent to the payment of any dividends must be reasonable in relation to an insurance company's outstanding liabilities and must be adequate to meet its financial needs.

State insurance holding company regulations generally require domestic insurers to obtain prior approval of extraordinary dividends. Insurance holding company regulations that govern our principal operating subsidiaries except as described below, deem a dividend as extraordinary if the combined dividends and distributions to the parent holding company in any 12 month period are more than the greater of either the insurer's net income for the prior fiscal year or 10% of its surplus at the end of the prior fiscal year.

Our ProAssurance National Capital Insurance Company subsidiary is governed by District of Columbia insurance regulations, under which a dividend is deemed to be extraordinary if the combined dividends and distributions made in any 12 month period exceeds the lesser of net income less capital gains or 10% of surplus at the prior calendar year end.

Our ProAssurance Wisconsin Insurance Company subsidiary is governed by Wisconsin insurance regulations, under which a dividend is deemed to be extraordinary if the amount exceeds the lesser of 10% of a company's capital and surplus as of December 31 of the preceding year or the greater of statutory net income for the preceding calendar year minus realized capital gains for that calendar year, or the aggregate of statutory net income for the three previous calendar years minus realized capital gains for those calendar years, minus dividends paid or credited and distributions made within the first two of the preceding three calendar years.

Additionally, we have made a written representation to the Texas Department of Insurance that we would not pay any dividend from our API subsidiary before June 1, 2011. If insurance regulators determine that payment of a dividend or any other payments to an affiliate (such as payments under a tax-sharing agreement or payments for employee or other services) would, because of the financial condition of the paying insurance company or otherwise, be a detriment to such insurance company's policyholders, the regulators may prohibit such payments that would otherwise be permitted.

Risk-Based Capital

In order to enhance the regulation of insurer solvency, the National Association of Insurance Commissioners specifies risk-based capital requirements for property and casualty insurance companies. At December 31, 2010, all of ProAssurance's insurance subsidiaries exceeded their minimum risk based capital levels.

Investment Regulation

Our operating subsidiaries are subject to state laws and regulations that require diversification of investment portfolios and that limit the amount of investments in certain investment categories. Failure to comply with these laws and regulations may cause non-conforming investments to be treated as non-admitted assets for purposes of measuring statutory surplus and, in some instances, would require divestiture of investments. We monitor the practices used by our operating subsidiaries for compliance with applicable state investment regulations and take corrective measures when deficiencies are identified.

Guaranty Funds

Admitted insurance companies are required to be members of guaranty associations which administer state guaranty funds. These associations levy assessments to fund the payment of claims against insurance companies that fail (up to prescribed limits) on all member insurers in a particular state on the basis of the proportionate share of the premiums written by member insurers in the covered lines of business in that state. Maximum assessments permitted by law in any one year generally vary between 1% and 2% of annual premiums written by a member in that state. Some states permit member insurers to recover assessments paid through surcharges on policyholders or through full or partial premium tax offsets, while other states permit recovery of assessments through the rate filing process.

Shared Markets

State insurance regulations may force us to participate in mandatory property and casualty shared market mechanisms or pooling arrangements that provide certain insurance coverage to individuals or other entities that are otherwise unable to purchase such coverage in the commercial insurance marketplace. Our operating subsidiaries' participation in such shared markets or pooling mechanisms is not material to our business at this time.

Changes in Legislation and Regulation

In recent years, the insurance industry has been subject to increased scrutiny by regulators and legislators. The NAIC and a number of state legislatures have considered or adopted legislative proposals that alter and, in many cases, increase the authority of state agencies to regulate insurance companies and insurance holding company systems.

Tort reforms generally restrict the ability of a plaintiff to recover damages by, among other limitations, eliminating certain claims that may be heard in a court, limiting the amount or types of damages, changing statutes of limitation or the period of time to make a claim, and limiting venue or court selection. A number of states in which we do business, notably Florida, Georgia, Illinois, Missouri, Ohio, Texas, and West Virginia, enacted tort reform legislation in the previous decade as a response to a rapid deterioration in loss trends. These reforms are generally thought to have contributed to the improvement in the overall loss trends in those states, although loss trends have also been favorable in states that did not pass any type of tort reform. In states where these reforms are perceived to have improved the medical professional liability climate, we have experienced an increase in competition.

The Illinois and Georgia tort reform statutes were overturned in 2010 and challenges to tort reform are underway in most states where tort reforms have been enacted. The Illinois statute was overturned in early 2010. Other state reforms may also be overturned, although we cannot predict with any certainty how appellate courts will rule. We continue to monitor developments on a state-by-state basis and make business decisions accordingly.

Tort reform proposals are considered from time-to-time at the Federal level. As in the states, passage of a Federal tort reform package would likely be subject to judicial challenge and we cannot be certain that it would be upheld by the courts.

The Patient Protection and Affordable Care Act of 2010, otherwise known as the Healthcare Reform Act, was passed and signed into law in March 2010. Although a few provisions of the Act have already become effective, the most comprehensive provisions will become effective beginning in 2013. It does not appear that the provisions enacted will have a significant direct effect on our business, but specific regulations to implement the law are still being written. These regulations could have unanticipated or indirect effects on our business or alter the risk and cost environments in which we and our insureds operate. Additionally, the Healthcare Reform Act is a complex document that contains numerous administrative provisions that deal with non-healthcare matters. Regulations to implement these non-healthcare provisions are being developed and may impose additional administrative burdens that increase our operating costs. Furthermore, there are ongoing legal challenges and potential legislative changes that may be introduced during 2011 that may repeal or substantially alter the Healthcare Reform Act. We are unable to predict with any certainty the effect that the Healthcare Reform Act or future related legislation will have on our insureds or our business.

The Dodd-Frank Wall Street Reform and Consumer Protection Act (Dodd-Frank Act) was passed in July 2010. Although many provisions of the Act do not appear to directly affect our business, the Act establishes new regulatory oversight of financial institutions. As detailed regulations are developed to implement the provisions of the Act, there may be changes in the regulatory environment that affect the way we conduct our operations or the cost of compliance, or both.

Other federal initiatives could be proposed, including additional patient protection legislation that could ultimately affect our business. We are unable to predict the likelihood of any particular type of legislation becoming effective or the ramifications to our business.

Employees

At December 31, 2010, we had 739 employees, none of whom are represented by a labor union. We consider our employee relations to be good.

ITEM 1A. RISK FACTORS.

There are a number of factors, many beyond our control, which may cause results to differ significantly from our expectations. Some of these factors are described below. Any factor described in this report could by itself, or together with one or more other factors, have a negative effect on our business, results of operations and/or financial condition. There may be factors not described in this report that could also cause results to differ from our expectations.

Insurance market conditions may alter the effectiveness of our current business strategy and impact our revenues.

The property and casualty insurance business is highly competitive. We compete with large national property and casualty insurance companies, locally-based specialty companies, self-insured entities and alternative risk transfer mechanisms (such as captive insurers and risk retention groups) whose activities are directed to limited markets in which they have extensive knowledge. Competitors include companies that have substantially greater financial resources than we do, hospitals purchasing physician practices, as well as mutual companies and similar companies not owned by shareholders whose return on equity objectives may be lower than ours.

Competition in the property and casualty insurance business is based on many factors, including premiums charged and other terms and conditions of coverage, services provided, financial ratings assigned by independent rating agencies, claims services, reputation, geographic scope, local presence, agent and client relationships, financial strength and the experience of the insurance company in the line of insurance to be written. Increased competition could adversely affect our ability to attract and retain business at current premium levels, impact our market share and reduce the profits that would otherwise arise from operations.

Our operating results and financial condition may be affected if actual insured losses differ from our loss reserves.

We establish reserves as balance sheet liabilities representing our estimates of amounts needed to pay reported and unreported losses and the related loss adjustment expense. Our largest liability is our reserve for loss and loss adjustment expenses. Due to the size of our reserve for loss and loss adjustment expenses, even a small percentage adjustment to our reserve can have a material effect on our results of operations for the period in which the change is made.

The process of estimating loss reserves is complex. Significant periods of time often elapse between the occurrence of an insured loss, the reporting of the loss by the insured and payment of that loss. Ultimate loss costs, even for claims with similar characteristics, can vary significantly depending upon many factors, including but not limited to, the nature of the claim and the personal situation of the claimant or the claimant's family, the outcome of jury trials, the legislative and judicial climate where the insured event occurred, general economic conditions and, for medical professional liability, the trend of health care costs. Consequently, the loss cost estimation process requires actuarial skill and the application of judgment, and such estimates require periodic revision. As part of the reserving process, we review the known facts surrounding reported claims as well as historical claims data and consider the impact of various factors such as:

- for reported claims, the nature of the claim and the jurisdiction in which the claim occurred;
- trends in paid and incurred loss development;
- trends in claim frequency and severity;
- emerging economic and social trends;
- trend of health care costs for medical professional liability;
- inflation; and
- changes in the regulatory legal and political environment.

This process assumes that past experience, adjusted for the effects of current developments and anticipated trends, is an appropriate, but not necessarily accurate, basis for predicting future events. There is no precise method for evaluating the impact of any specific factor on the adequacy of reserves, and actual results are likely to differ from original estimates. Our loss reserves also may be affected by court decisions that expand liability on our policies after they have been issued and priced. In addition, a significant jury award, or series of awards, against one or more of our insureds could require us to pay large sums of money in excess of our reserved amounts. Due to uncertainties inherent in the jury system, each case that is litigated to a jury verdict increases our risk of incurring a loss that has a material adverse affect on reserves. To the extent loss reserves prove to be inadequate to meet future claim payments, we would incur a charge to earnings in the period the reserves are increased.

We purchase reinsurance to mitigate the effect of large losses. Our receivable from reinsurers on unpaid losses and loss adjustment expenses represents our estimate of the amount of our reserve for losses that will be recoverable under our reinsurance programs. We base our estimate of funds recoverable upon our expectation of ultimate losses and the portion of those losses that we estimate to be allocable to reinsurers based upon the terms of our reinsurance agreements. Given the uncertainty of the ultimate amounts of our losses, our estimates of losses and related amounts recoverable may vary significantly from the eventual outcome. Also, we estimate premiums ceded under reinsurance agreements wherein the premium due to the reinsurer, subject to certain maximums and minimums, is based in part on losses reimbursed or to be reimbursed under the agreement. Due to the size of our reinsurance balances, an adjustment to these estimates could have a material effect on our results of operations for the period in which the adjustment is made. Any adjustments are reflected in then-current operations.

If market conditions cause reinsurance to be more costly or unavailable, we may be required to bear increased risks or reduce the level of our underwriting commitments.

As part of our overall risk and capacity management strategy, we purchase reinsurance for significant amounts of risk underwritten by our insurance company subsidiaries. Market conditions beyond our control determine the availability and cost of the reinsurance. We may be unable to maintain current reinsurance coverage or to obtain other reinsurance coverage in adequate amounts and at favorable rates. If we are unable to renew our expiring coverage or to obtain new reinsurance coverage, either our net exposure to risk would increase or, if we are unwilling to bear an increase in net risk exposures, we would have to reduce the amount of our underwritten risk.

We cannot guarantee that our reinsurers will pay in a timely fashion or if at all, and, as a result, we could experience losses.

We transfer part of our risks to reinsurance companies in exchange for part of the premium we receive in connection with the risk. Although our reinsurance agreements make the reinsurer liable to us to the extent the risk is transferred, the liability to our policyholders remains our responsibility. If reinsurers fail to pay us or fail to pay on a timely basis, our financial results and/or cash flows would be adversely affected. At December 31, 2010 our Receivable from Reinsurers on Unpaid Losses is $277.4 million and our Receivable from Reinsurers on Paid Losses is $4.6 million.

Our claims handling practices could result in a bad faith claim against us.

We have been, from time-to-time, sued for allegedly acting in bad faith during our handling of a claim. The damages in actions for bad faith may include amounts owed by the insured in excess of the policy limits as well as consequential and punitive damages. Awards above policy limits are possible whenever a case is taken to trial. These actions have the potential to have a material adverse effect on our financial condition and results of operations.

Changes in healthcare policy could have a material effect on our operations.

The Patient Protection and Affordable Care Act of 2010, otherwise known as the Healthcare Reform Act, was passed and signed into law in March 2010. While the primary provisions of the Healthcare Reform Act do not appear to directly affect our business, specific regulations to implement the law are still being written. The effect of these regulations could have unanticipated or indirect effects on our business or alter the risk and cost environments in which we and our insureds operate. Additionally, the Healthcare Reform Act is a complex document that contains numerous administrative provisions that deal with non-healthcare matters. Regulations to implement these provisions are being developed and may impose additional administrative burdens that will increase our operating costs. Furthermore, there are ongoing legal challenges and potential legislative changes that may be introduced during 2011 that may repeal or substantially alter the Healthcare Reform Act. We are unable to predict with any certainty the effect that the Healthcare Reform Act or future related legislation will have on our insureds or our business.

Changes due to recent financial reform legislation could have a material effect on our operations.

The Dodd-Frank Act was passed and signed into law in July 2010. The provisions of the bill do not appear to directly affect our operations; however, the bill establishes new regulatory oversight of financial institutions. As detailed regulations are developed to implement the provisions of the bill, there may be changes in the regulatory environment that affect the way we conduct our operations or the cost of regulatory compliance, or both. We are unable to predict with any certainty the effect that the Dodd-Frank Act or future related legislation will have on our insureds or our business.

The passage of tort reform or other legislation, and the subsequent review of such laws by the courts could have a material impact on our operations.

Tort reforms generally restrict the ability of a plaintiff to recover damages by, among other limitations, eliminating certain claims that may be heard in a court, limiting the amount or types of damages, changing statutes of limitation or the period of time to make a claim, and limiting venue or court selection. A number of states in which we do business, notably Florida, Georgia, Illinois, Missouri, Ohio, Texas, and West Virginia, enacted tort reform legislation in the previous decade as a response to a rapid deterioration in loss trends. The statutes in Georgia and Illinois were overturned in 2010. We cannot predict with any certainty how other state appellate courts will rule on these laws. While the effects of tort reform have been generally beneficial to our business in states where these laws have been enacted, there can be no assurance that such reforms will be ultimately upheld by the courts. Further, if tort reforms are effective, the business of providing professional liability insurance may become more attractive, thereby causing an increase in competition. In addition, the enactment of tort reforms could be accompanied by legislation or regulatory actions that may be detrimental to our business because of expected benefits which may or may not be realized. These expectations could result in regulatory or legislative action limiting the ability of professional liability insurers to maintain rates at adequate levels. Coverage mandates or other expanded insurance requirements could also be imposed. States may also consider state sponsored malpractice insurance entities that could remove some physicians from the private insurance market.

We continue to monitor developments on a state-by-state basis, and make business decisions accordingly.

A significant amount of our business is concentrated in certain states so that our performance is dependent on the business, economic, regulatory and legislative conditions in those states.

Our top five states, Alabama, Ohio, Florida, Indiana and Michigan, represented 46% of our gross premiums written for the year ended December 31, 2010. Moreover, on a combined basis, Alabama and Ohio accounted for 26%, 30%, and 35%, of our gross premiums written for the years ended December 31, 2010, 2009 and 2008, respectively. Texas would have represented approximately 11% of our total gross premiums written in 2010 had we included a full year of APS premium. Because of these concentrations, unfavorable business, economic or regulatory conditions in any of these states could have a disproportionately greater effect on us than they would if we were less geographically concentrated.

We may be unable to identify future strategic acquisitions or expected benefits from completed and proposed acquisitions may not be achieved or may be delayed longer than expected.

Our corporate strategy anticipates growth through the acquisition of other companies or books of business. However, such expansion is opportunistic and there is no guarantee that we will be able to identify strategic acquisition targets in the future. Additionally, if we are able to identify a strategic target for acquisition, state insurance regulation concerning change or acquisition of control could delay or prevent us from growing through acquisitions. Many states' insurance regulatory codes provide that the acquisition of "control" of a domestic insurer or of any person that directly or indirectly controls a domestic insurer cannot be consummated without the prior approval of the domiciliary insurance regulator. There is no assurance that we will receive such approval from the respective insurance regulator.

When we are able to complete an acquisition, such as our recent acquisitions of PICA and APS, there is no guarantee that the expected benefits will be achieved as planned. The process of integrating an acquired company or business can be complex and costly, and may create unforeseen operating difficulties and expenditures. Potential problems that may arise include, among other reasons, business disruption, loss of customers and employees, the ineffective integration of underwriting, claims handling and actuarial practices, the increase in the inherent uncertainty of reserve estimates for a period of time until stable trends reestablish themselves within the combined organization, diversion of management time and resources to acquisition integration challenges, the cultural challenges associated with integrating employees, increased operating costs or inability to achieve cost savings, and the assumption of greater than expected liabilities. There is no guarantee that any businesses acquired in the future will be successfully integrated, and the ineffective integration of our businesses and processes may result in substantial costs or delays and adversely affect our ability to compete.

If we are unable to maintain favorable financial strength ratings, it may be more difficult for us to write new business or renew our existing business.

Independent rating agencies assess and rate the financial strength (including claims-paying ability) of insurers based upon criteria established by the agencies. Periodically the rating agencies evaluate us to confirm that we continue to meet the criteria of previously assigned ratings. The financial strength ratings assigned by rating agencies to insurance companies represent independent opinions of financial strength and ability to meet policyholder obligations and are not directed toward the protection of investors. Ratings by rating agencies are not ratings of securities or recommendations to buy, hold or sell any security.

Our principal operating subsidiaries hold favorable financial strength ratings with A.M. Best, Fitch and Moody's. Financial strength ratings are used by agents and customers as an important means of assessing the financial strength and quality of insurers. If our financial position deteriorates or the rating agencies significantly change the rating criteria that are used to determine ratings, we may not maintain our favorable financial strength ratings from the rating agencies. A downgrade or involuntary withdrawal of any such rating could limit or prevent us from writing desirable business.

The following table presents the claims paying ratings of our group and our core subsidiaries as of February 15, 2011:

	Rating Agency		
	A.M. Best (www.ambest.com)	**Fitch (www.fitchratings.com)**	**Moody's (www.moodys.com)**
ProAssurance Group	A (Excellent)	A (Strong)	A3
ProAssurance Indemnity Company, Inc.	A (Excellent)	A (Strong)	A3
ProAssurance Casualty Co.	A (Excellent)	A (Strong)	A3
ProAssurance Specialty Insurance Company, Inc.	A (Excellent)	A (Strong)	NR
American Physicians Insurance Company	A (Excellent)	A (Strong)	NR
Podiatry Insurance Company of America	A (Excellent)	A (Strong)	A3
ProAssurance Wisconsin Insurance Co.	A- (Excellent)	A (Strong)	A3
PACO Assurance Company, Inc.	A- (Excellent)	A (Strong)	NR
ProAssurance National Capital Insurance Co.	A- (Excellent)	A (Strong)	NR

The rating process is dynamic and ratings can change. If you are seeking updated information about our ratings, please visit the rating agency websites listed in the table.

Our business could be adversely affected by the loss of independent agents.

We depend in part on the services of independent agents in the marketing of our insurance products. We face competition from other insurance companies for the services and allegiance of independent agents. These agents may choose to direct business to competing insurance companies.

Our business could be adversely affected by the loss of one or more key employees.

We are heavily dependent upon our senior management and the loss of services of our senior executives could adversely affect our business. Our success has been, and will continue to be, dependent on our ability to retain the services of existing key employees and to attract and retain additional qualified personnel in the future. The loss of the services of key employees or senior managers, or the inability to identify, hire and retain other highly qualified personnel in the future, could adversely affect the quality and profitability of our business operations.

Our board of directors regularly reviews succession planning relating to our Chief Executive Officer as well as other senior officers. Mr. Starnes, our Chief Executive Officer, has indicated to the board that he has no immediate plans for retirement.

Provisions in our charter documents, Delaware law and state insurance law may impede attempts to replace or remove management or impede a takeover, which could adversely affect the value of our common stock.

Our certificate of incorporation, bylaws and Delaware law contain provisions that may have the effect of inhibiting a non-negotiated merger or other business combination. We currently have no preferred stock outstanding, and no present intention to issue any shares of preferred stock. In addition, our Board of Directors has amended our Corporate Governance Principles to provide that the Board of Directors, subject to its fiduciary duties, will not issue any series of preferred stock for any defense or anti-takeover purpose, for the purpose of implementing any stockholders rights plan, or with features intended to make any acquisition more difficult or costly without obtaining stockholder approval. However, because the rights and preferences of any series of preferred stock may be set by the board of directors in its sole discretion, the rights and preferences of any such preferred stock may be superior to those of our common stock and thus may adversely affect the rights of the holders of common stock.

The voting structure of common stock and other provisions of our certificate of incorporation are intended to encourage a person interested in acquiring us to negotiate with, and to obtain the approval of, the board of directors in connection with a transaction. However, certain of these provisions may discourage our future acquisition, including an acquisition in which stockholders might otherwise receive a premium for their shares. As a result, stockholders who might desire to participate in such a transaction may not have the opportunity to do so.

In addition, state insurance laws provide that no person or entity may directly or indirectly acquire control of an insurance company unless that person or entity has received approval from the insurance regulator. An acquisition of control would be presumed if any person or entity acquires 10% (5% in Alabama) or more of our outstanding common stock, unless the applicable insurance regulator determines otherwise. These provisions apply even if the offer may be considered beneficial by stockholders.

We are a holding company and are dependent on dividends and other payments from our operating subsidiaries, which are subject to dividend restrictions.

We are a holding company whose principal source of funds is cash dividends and other permitted payments from operating subsidiaries. If our subsidiaries are unable to make payments to us, or are able to pay only limited amounts, we may be unable to make payments on our indebtedness. The payment of dividends by these operating subsidiaries is subject to restrictions set forth in the insurance laws and regulations of their respective states of domicile, as discussed in Item 1 Insurance Regulatory Matters.

Regulatory requirements could have a material effect on our operations.

Our insurance businesses are subject to extensive regulation by state insurance authorities in each state in which they operate. Regulation is intended for the benefit of policyholders rather than shareholders. In addition to the amount of dividends and other payments that can be made to a holding company by insurance subsidiaries, these regulatory authorities have broad administrative and supervisory power relating to:

- licensing requirements;
- trade practices;
- capital and surplus requirements;
- investment practices; and
- rates charged to insurance customers.

These regulations may impede or impose burdensome conditions on rate changes or other actions that we may want to take to enhance our operating results. In addition, we may incur significant costs in the course of complying with regulatory requirements. Most states also regulate insurance holding companies like us in a variety of matters such as acquisitions, changes of control and the terms of affiliated transactions.

Future legislative or regulatory changes may also adversely affect our business operations.

The guaranty fund assessments that we are required to pay to state guaranty associations may increase and results of operations and financial condition could suffer as a result.

Each state in which we operate has separate insurance guaranty fund laws requiring admitted property and casualty insurance companies doing business within their respective jurisdictions to be members of their guaranty associations. These associations are organized to pay covered claims (as defined and limited by the various guaranty association statutes) under insurance policies issued by insurance companies that have become insolvent. Most guaranty association laws enable the associations to make assessments against member insurers to obtain funds to pay covered claims after a member insurer becomes insolvent. These associations levy assessments (up to prescribed limits) on all member insurers in a particular state on the basis of the proportionate share of the premiums written by member insurers in the covered lines of business in that state. Maximum assessments permitted by law in any one year generally vary between 1% and 2% of annual premiums written by a member in that state, although one notable exception occurred in Florida in 2006, when the state assessed all property casualty insurers a total of 4% of their non-property premiums to offset bankruptcies caused by hurricane claims. Some states permit member insurers to recover assessments paid through surcharges on policyholders or through full or partial premium tax offsets, while other states permit recovery of assessments through the rate filing process.

In 2010 and 2009, guaranty fund refunds/recoupments exceeded current year assessments by $1.3 million and $0.5 million, respectively, which reduced total acquisition expenses. Our policy is to accrue for the insurance insolvencies when notified of assessments. We are not able to reasonably estimate the liabilities of an insolvent insurer or develop a meaningful range of the insolvent insurer's liabilities because the guaranty funds do not provide sufficient information for development of such ranges.

Our investment results will fluctuate as interest rates change.

Our investment portfolio is primarily comprised of interest-earning assets. Thus, prevailing economic conditions, particularly changes in market interest rates, may significantly affect our operating results. Significant movements in interest rates potentially expose us to lower yields or lower asset values. Changes in market interest rate levels generally affect our net income to the extent that reinvestment yields are different than the yields on maturing securities. Changes in interest rates also can affect the value of our interest-earning assets, which are principally comprised of fixed and adjustable-rate investment securities. Generally, the values of fixed-rate investment securities fluctuate inversely with changes in interest rates. Interest rate fluctuations could adversely affect our stockholders' equity, income and/or cash flows.

Our investments are subject to credit and prepayment risk.

A significant portion of our assets ($4.0 billion or 82%) at December 31, 2010 are financial instruments whose value can be significantly affected by economic and market factors beyond our control including, among others, the unemployment rate, the strength of the domestic housing market, the price of oil, changes in interest rates and spreads, consumer confidence, investor confidence regarding the economic prospects of the entities in which we invest, corrective or remedial actions taken by the entities in which we invest, including mergers, spin-offs and bankruptcy filings, the actions of the U.S. government, and global perceptions regarding the stability of the U.S. economy. Adverse economic and market conditions could cause investment losses or other-than-temporary impairments of our securities, which could affect our financial condition, results of operations, or cash flows.

Our portfolio holds asset-backed securities which consist of securitizations of underlying loans collateralized by homes, autos, credit card receivables, commercial properties, hotels, and multi-family housing. In addition to interest rate fluctuations, asset-backed security values are affected by the existence of U.S. Government or Government-Sponsored Enterprise guarantees, the value and cash flows of the underlying collateral, and the security's seniority in the securitization's capital structure. Approximately 18% ($731.8 million fair value) of our investments are asset-backed securities, 97% of which are investment grade (94% AAA, 1% AA, 1% A, 1% BBB) as determined by Nationally Recognized Statistical Rating Organizations (NRSROs) (Moody's, Standard & Poor's and Fitch). Ratings published by the NRSROs are among the tools used to evaluate the credit worthiness of our securities. The ratings are subject to error by the agencies; therefore, we may be subject to additional credit exposure should the rating be misstated.

We hold investments in non-agency mortgage-backed securities with a fair value of approximately $23.8 million ($23.8 million recorded cost basis). We also hold agency mortgage-backed securities which are guaranteed by Ginnie Mae, Fannie Mae, or Freddie Mac, having a combined fair value of $524.8 million ($503.2 million recorded cost basis).

We have direct exposure with a fair value of $12.5 million in asset-backed securitizations that we classify as subprime. We have no exposure to subprime loans through collateralized debt obligations (CDOs).

Our investment portfolio contains $99.4 million fair value of Commercial Mortgage-Backed Securities (CMBS) which are affected by the general health of the economy. As occupancy rates for commercial buildings and hotels have declined in recent years, fair values for many CMBS securities have declined. While we primarily hold high quality CMBS in our portfolio (average rating is AAA), there is no guarantee that fair values will be maintained in the future if delinquencies continue or increase or the economy does not maintain stability.

The economic downturn in preceding years lessened tax receipts and other revenues in many states and their municipalities and the frequency of credit downgrades of these entities has increased. At December 31, 2010 the fair value of our state/municipal portfolio is $1.24 billion (recorded cost basis of $1.20 billion). While our state/municipal portfolio has a high credit rating (AA on average) which indicates a strong ability to pay, there is no assurance that there will not be a credit related event in our state and municipal bond portfolios which would cause fair values to decline.

Our asset-backed securities are also subject to prepayment risk. A prepayment is the unscheduled return of principal. When rates decline, the propensity for refinancing may increase and the period of time we hold our asset-backed securities may shorten due to prepayments. Prepayments may cause us to reinvest cash flows at lower yields than currently recognized. Conversely, as rates increase, and motivations for refinancing lessen, the period of time we hold our asset-backed securities may lengthen, causing us to not reinvest cash flows at then higher available yields.

In a period of market illiquidity and instability, the fair values of our investments are more difficult to assess and our assessments may prove to be greater or less than amounts received in actual transactions.

In accordance with applicable GAAP, we value 96% of our investments at fair value and the remaining 4% at cost, equity, or cash surrender value. See Notes 1, 3 and 4 to the Consolidated Financial Statements for additional information. Approximately 5% of investments are traded in active markets and we use quoted market prices to value those investments. We estimate fair values for the remaining 91% of our investments, based on broker dealer quotes and various other valuation methodologies, which may require us to choose among various input assumptions and which requires us to utilize judgment. When markets exhibit much volatility, there is more risk that we may utilize a quoted market price, broker dealer quote, valuation technique or input assumption that results in a fair value estimate that is either over or understated as compared to actual amounts received upon disposition or maturity of the security.

Resolution of uncertain income tax matters and changes in tax laws could adversely affect our results of operations or cash flow.

Our provision for income taxes, our recorded tax liabilities and net deferred tax assets, including any valuation allowances, are recorded based on estimates. These estimates require us to make significant judgments regarding a number of factors, including, among others, the applicability of various federal and state laws, the interpretations given to those tax laws by taxing authorities, courts and ProAssurance, the timing of future income and deductions, and our expected levels and source of future taxable income. We believe our tax positions are supportable under tax laws and that our estimates are prepared in accordance with GAAP. Nevertheless, we are periodically under routine examination by various federal, state and local authorities regarding income tax matters and our tax positions could be successfully challenged; the costs of defending our tax position could be considerable. Additionally, from time to time there are changes to tax laws and interpretations of tax laws which could change our estimates of the amount of tax benefits or deductions expected to be available to us in future periods. In either case, changes to our prior estimates would be reflected in the period changed and could have a material effect on our effective tax rate, financial position, results of operations and cash flow.

ProAssurance is subject to U. S. federal and various state income taxes, and generally remains open to income tax examinations by tax authorities for years beginning with 2006. From time to time, we have tax positions being reviewed by the IRS or state taxing authorities. Our expectation regarding the resolution of those reviews is reflected in our then-current period financial statements. We are currently under audit by the IRS for years 2006 to 2008. We are unaware of any audit findings that would significantly change our tax liabilities. As of December 31, 2010 our current tax liability is approximately $26.1 million, and we have a net deferred tax asset of approximately $56.9 million.

New or changes in existing accounting standards, practices and/or policies, and also subjective assumptions, estimates and judgments by management related to complex accounting matters could significantly affect our financial results.

U.S. generally accepted accounting principles (GAAP) and related accounting pronouncements, implementation guidelines and interpretations with regard to a wide range of matters that are relevant to our business, such as revenue recognition, estimation of losses, determination of fair value, asset impairment (particularly investment securities and goodwill) and tax matters, are highly complex and involve many subjective assumptions, estimates and judgments. Changes in these rules or their interpretation or changes in underlying assumptions, estimates, or judgments could significantly change our reported or expected financial performance or financial condition. See Note 1 of the Consolidated Financial Statements for the discussion on accounting policies.

ProAssurance is primarily a holding company of insurance subsidiaries which are required to comply with statutory accounting principles (SAP). SAP and its components are subject to review by the National Association of Insurance Commissioners (NAIC) and state insurance departments. The NAIC Accounting Practices and Procedures manual provides that a state insurance department may allow insurance companies that are domiciled in that state to depart from SAP by granting them permitted non-SAP accounting practices. This permission may allow for more favorable treatment to competitors.

It is uncertain whether or how SAP might be revised or whether any revisions will have a positive or negative effect. It is also uncertain whether any changes to SAP or its components or any permitted non-SAP accounting practices granted to our competitors will negatively affect our financial results or operations. See the Insurance Regulatory Matters section in Item 1 for the full discussion on regulatory matters.

ITEM 1B. UNRESOLVED STAFF COMMENTS.

None.

ITEM 2. PROPERTIES.

We own five office buildings, all of which are unencumbered:

	Square Footage of Building		
Building Location	Occupied by ProAssurance	Leased or Available for Lease	Total
Birmingham, AL (1)	82,000	83,000	165,000
Franklin, TN	52,000	51,000	103,000
Okemos, MI	53,000	–	53,000
Madison, WI	38,000	–	38,000
Brentwood, TN (2)	–	25,000	25,000

(1) Corporate Office

(2) Currently being offered for sale.

ITEM 3. LEGAL PROCEEDINGS.

Our insurance subsidiaries are involved in various legal actions, a substantial number of which arise from claims made under insurance policies. While the outcome of all legal actions is not presently determinable, management and its legal counsel are of the opinion that these actions will not have a material adverse effect on our financial position or results of operations. See Note 9 to the Consolidated Financial Statements included herein.

EXECUTIVE OFFICERS OF PROASSURANCE CORPORATION

The executive officers of ProAssurance Corporation (ProAssurance) serve at the pleasure of the Board of Directors. We have a knowledgeable and experienced management team with established track records in building and managing successful insurance operations. In total, our senior management team has average experience in the insurance industry of 25 years. Following is a brief description of each executive officer of ProAssurance, including their principal occupation, and relevant background with ProAssurance and former employers.

W. Stancil Starnes

Mr. Starnes was appointed as Chief Executive Officer of ProAssurance in July 2007 and has served as the Chairman of the Board since October 2008. Mr. Starnes previously served as President, Corporate Planning and Administration, of Brasfield & Gorrie, LLC, a large commercial construction firm. Prior to October 2006, Mr. Starnes served as the Senior and Managing Partner of Starnes & Atchison, LLP, Attorneys at Law, where he was extensively involved with ProAssurance and its predecessor companies in the defense of its medical liability claims. (Age 62)

Victor T. Adamo

Mr. Adamo has been the President of ProAssurance since its inception. Mr. Adamo joined the predecessor to Professionals Group in 1985 as general counsel and was elected as Professionals Group CEO in 1987. From 1975 to 1985, Mr. Adamo was in private legal practice and represented the predecessor to Professionals Group. Mr. Adamo is a Chartered Property Casualty Underwriter. (Age 62)

Howard H. Friedman

Mr. Friedman was appointed as a Co-President of our Professional Liability Group in October 2005, and is also our Chief Underwriting Officer. Mr. Friedman has previously served as Chief Financial Officer, Corporate Secretary, and as the Senior Vice President of Corporate Development. Mr. Friedman joined our predecessor in 1996. Mr. Friedman is an Associate of the Casualty Actuarial Society. (Age 52)

Jeffrey P. Lisenby

Mr. Lisenby was appointed as a Senior Vice President in December 2007 and has served as our Corporate Secretary since January 2006 and head of the corporate Legal Department since 2001. Mr. Lisenby previously practiced law privately in Birmingham, Alabama and served as a judicial clerk for the United States District Court for the Northern District of Alabama. Mr. Lisenby is a member of the Alabama State Bar and the United States Supreme Court Bar and is a Chartered Property Casualty Underwriter. (Age 42)

Frank B. O'Neil

Mr. O'Neil was appointed as our Senior Vice President of Corporate Communications and Investor Relations in September 2001. Mr. O'Neil joined our predecessor in 1987 and has been our Senior Vice President of Corporate Communications since 1997. (Age 57)

Edward L. Rand, Jr.

Mr. Rand was appointed Chief Financial Officer in April 2005, having joined ProAssurance as our Senior Vice President of Finance in November 2004. Prior to joining ProAssurance Mr. Rand was the Chief Accounting Officer and Head of Corporate Finance for PartnerRe Ltd. Prior to that time Mr. Rand served as the Chief Financial Officer of Atlantic American Corporation. Mr. Rand is a Certified Public Accountant. (Age 44)

Darryl K. Thomas

Mr. Thomas has been with ProAssurance since its inception and currently serves as a Co-President of our Professional Liability Group, a position he has held since October 2005, and as our Chief Claims Officer. Previously, Mr. Thomas was Senior Vice President of Claims for Professionals Group. Prior to joining the predecessor to Professionals Group in 1995, Mr. Thomas was Executive Vice President of a national third-party administrator of professional liability claims. Mr. Thomas was also Vice President and Litigation Counsel for the Kentucky Hospital Association. (Age 53)

We have adopted a code of ethics that applies to our directors and executive officers, including our principal executive officers, principal financial officer, and principal accounting officer. We also have share ownership guidelines in place to ensure that management maintains a significant portion of their personal investments in the stock of ProAssurance. See Item 1 for information regarding the availability of the Code of Ethics and the Share Ownership Guidelines.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES.

At February 15, 2011, ProAssurance Corporation (PRA) had 3,578 stockholders of record and 30,501,385 shares of common stock outstanding. ProAssurance's common stock currently trades on the New York Stock Exchange (NYSE) under the symbol "PRA".

	2010		2009	
Quarter	**High**	**Low**	High	Low
First	**$ 59.07**	**$ 49.19**	$ 51.34	$ 40.66
Second	**62.09**	**56.65**	51.35	43.17
Third	**60.53**	**52.25**	53.62	44.80
Fourth	**62.31**	**56.92**	54.95	49.84

ProAssurance has not paid any cash dividends on its common stock and does not currently have a policy to pay regular dividends.

ProAssurance's insurance subsidiaries are subject to restrictions on the payment of dividends to the parent. Information regarding restrictions on the ability of the insurance subsidiaries to pay dividends is incorporated by reference from the paragraphs under the caption "Insurance Regulatory Matters–Regulation of Dividends and Other Payments from Our Operating Subsidiaries" in Item 1 on page 12 of this 10-K.

Securities Authorized for Issuance Under Equity Compensation Plans

The following table provides information regarding ProAssurance's equity compensation plans as of December 31, 2010.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
	(a)	(b)	(c)
Equity compensation plans approved by security holders	922,387	$46.21*	1,621,600
Equity compensation plans not approved by security holders	–	–	–

**Exclusive of 233,000 performance shares and 57,000 restricted share units which have no exercise price.*

Issuer Purchases of Equity Securities

The following table provides information regarding ProAssurance's shares purchased as part of publicly announced plans or programs.

Period	Total Number of Shares Purchased	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Approximate Dollar Value of Shares that May Yet Be Purchased Under the Plans or Programs (1)
October 1-31, 2010	146,622	$ 57.35	146,622	$ 12,483,764
November 1-30, 2010	46,914	$ 58.20	46,914	$ 209,753,557
December 1-31, 2010	12,239	$ 60.11	12,239	$ 209,017,931
Total	205,775	$ 57.71	205,775	

(1) Shown net of authorizations used for repurchase of debt.

ITEM 6. SELECTED FINANCIAL DATA.

	Year Ended December 31				
	2010	2009	2008	2007	2006
	(In thousands except per share data)				
Selected Financial Data [1]					
Gross premiums written [2]	$ **533,205**	$ 553,922	$ 471,482	$ 549,074	$ 578,983
Net premiums written [2]	**505,407**	514,043	429,007	506,397	543,376
Premiums earned [2]	**548,955**	540,012	503,579	585,310	627,166
Premiums ceded [2]	**(29,848)**	(42,469)	(44,301)	(51,797)	(44,099)
Net premiums earned [2]	**519,107**	497,543	459,278	533,513	583,067
Net investment income [2]	**146,380**	150,945	158,384	171,308	147,450
Equity in earnings (loss) of unconsolidated subsidiaries [2]	**1,245**	1,438	(7,997)	1,630	2,339
Net realized investment gains (losses) [2]	**17,342**	12,792	(50,913)	(5,939)	(1,199)
Other revenues	**7,991**	9,965	8,410	5,556	5,941
Total revenues [2]	**692,065**	672,683	567,162	706,068	737,598
Net losses and loss adjustment expenses [2]	**221,115**	231,068	211,499	350,997	443,329
Income (loss) from continuing operations[3]	**231,598**	222,026	177,725	168,186	126,984
Net income[3]	$ **231,598**	$ 222,026	$ 177,725	$ 168,186	$ 236,425
Income (loss) from continuing operations per share:					
Basic	$ **7.29**	$ 6.76	$ 5.43	$ 5.10	$ 3.96
Diluted	$ **7.20**	$ 6.70	$ 5.22	$ 4.78	$ 3.72
Net income per share:					
Basic	$ **7.29**	$ 6.76	$ 5.43	$ 5.10	$ 7.38
Diluted	$ **7.20**	$ 6.70	$ 5.22	$ 4.78	$ 6.85
Weighted average shares outstanding:					
Basic	**31,788**	32,848	32,750	32,960	32,044
Diluted	**32,176**	33,150	34,362	35,823	34,925
Balance Sheet Data (as of December 31)					
Total investments [2]	$ **3,990,431**	$ 3,838,222	$ 3,575,942	$ 3,639,395	$ 3,492,098
Total assets from continuing operations	**4,875,056**	4,647,414	4,280,938	4,440,808	4,342,853
Total assets	**4,875,056**	4,647,414	4,280,938	4,440,808	4,342,853
Reserve for losses and loss adjustment expenses [2]	**2,414,100**	2,422,230	2,379,468	2,559,707	2,607,148
Long-term debt [2]	**51,104**	50,203	34,930	164,158	179,177
Total liabilities from continuing operations	**3,019,193**	2,942,819	2,857,353	3,185,738	3,224,306
Total capital	$ **1,855,863**	$ 1,704,595	$ 1,423,585	$ 1,255,070	$ 1,118,547
Total capital per share of common stock outstanding	$ **60.35**	$ 52.59	$ 42.69	$ 38.69	$ 33.61
Common stock outstanding at end of year	**30,753**	32,412	33,346	32,443	33,276

(1) Includes acquired entities since date of acquisition, only. APS was acquired on November 30, 2010. PICA was acquired on April 1, 2009. PRA Wisconsin was acquired on August 1, 2006.
(2) Excludes discontinued operations.
(3) Includes a loss on extinguishment of debt of $2.8 million for the year ended December 31, 2009 and a gain on extinguishment of debt of $4.6 million for the year ended December 31, 2008.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

The following discussion should be read in conjunction with the Consolidated Financial Statements and Notes to those statements which accompany this report. A glossary of insurance terms and phrases is available on the investor section of our website. Throughout the discussion, references to ProAssurance, "PRA," "Company," "we," "us" and "our" refer to ProAssurance Corporation and its consolidated subsidiaries. The discussion contains certain forward-looking information that involves risks and uncertainties. As discussed under "Forward-Looking Statements," our actual financial condition and operating results could differ significantly from these forward-looking statements.

Critical Accounting Estimates

Our Consolidated Financial Statements are prepared in conformity with U.S. generally accepted accounting principles (GAAP). Preparation of these financial statements requires us to make estimates and assumptions that affect the amounts we report on those statements. We evaluate these estimates and assumptions on an ongoing basis based on current and historical developments, market conditions, industry trends and other information that we believe to be reasonable under the circumstances. There can be no assurance that actual results will conform to our estimates and assumptions; reported results of operations may be materially affected by changes in these estimates and assumptions.

Management considers the following accounting estimates to be critical because they involve significant judgment by management and the effect of those judgments could result in a material effect on our financial statements.

Reserve for Losses and Loss Adjustment Expenses (reserve for losses or reserve)

The largest component of our liabilities is our reserve for losses, and the largest component of expense for our operations is incurred losses. Incurred losses reported in any period reflect our estimate of losses incurred related to the premiums earned in that period as well as any changes to our estimates of the reserve established for losses of prior periods.

The estimation of professional liability losses is inherently difficult. Loss costs, even for claims with similar characteristics, can vary significantly depending upon many factors, including but not limited to: the nature of the claim and the personal situation of the claimant or the claimant's family, the outcome of jury trials, the legislative and judicial climate where the insured event occurred, general economic conditions and, for medical professional liability, the trend of health care costs. Professional liability claims are typically resolved over an extended period of time, often five years or more. The combination of changing conditions and the extended time required for claim resolution results in a loss cost estimation process that requires actuarial skill and the application of judgment, and such estimates require periodic revision. Our reserves are established by management after taking into consideration a variety of factors including premium rates, claims frequency, historical paid and incurred loss development trends, the effect of inflation, general economic trends, the legal and political environment, and the conclusions reached by our internal actuaries.

We update and review the data underlying the estimation of our reserve for losses each reporting period and make adjustments to loss estimation assumptions that we believe best reflect emerging data. Our internal actuaries perform an in-depth review of our reserve for losses on at least a semi-annual basis using the loss and exposure data of our insurance subsidiaries. We also engage consulting actuaries to review our data semi-annually and provide us with their observations regarding our data and the adequacy of our established reserve, believing that the consulting actuaries provide an independent view of our loss data as well as a broader perspective on industry loss trends.

In establishing our initial reserves for a given accident year we rely significantly on the loss assumptions embedded within our pricing. Because of the historically volatile nature of professional liability losses, we establish the initial loss estimates at a level which is approximately 8% to 10% above our pricing assumptions. This difference recognizes the volatility of the professional liability loss environment and the risk in determining pricing parameters. As each accident year matures, we analyze reserves in a variety of ways and use multiple actuarial methodologies in performing these analyses, including:

- Bornhuetter-Ferguson (Paid and Reported) Method
- Paid Development Method
- Reported Development Method
- Average Paid Value Method
- Average Reported Value Method
- Backward Recursive Method

A brief description of each method follows.

Bornhuetter-Ferguson Method. We use both the *Paid* and the *Reported Bornhuetter-Ferguson methods.* The *Paid* method assigns partial weight to initial expected losses for each accident year (initial expected losses being the first established case and IBNR reserves for a specific accident year) and partial weight to paid to-date losses. The *Reported* method assigns partial weight to the initial expected losses and partial weight to current reported losses. The weights assigned to the initial expected losses decrease as the accident year matures.

Paid Development and Reported Development Method. These methods use historical, cumulative losses (paid losses for the *Paid Development Method*, reported losses for the *Reported Development Method)* by accident year and develop those actual losses to estimated ultimate losses based upon the assumption that each accident year will develop to estimated ultimate cost in a manner that is analogous to prior years, adjusted as deemed appropriate for the expected effects of known changes in the claim payment environment (and case reserving environment for the R*eported Development Method),* and, to the extent necessary, supplemented by analyses of the development of broader industry data.

Average Paid Value and *Average Reported Value Methods.* In these methods, average claim cost data (paid claim cost for the *Average Paid Value Method* and reported claim cost for the *Reported Value Method*) is developed to an ultimate average cost level by report year based on historical data. Claim counts are similarly developed to an ultimate count level. The average claim cost (after rounding and adjustment, if necessary, to accommodate report year data that is not considered to be predictive) is then multiplied by the ultimate claim counts by report year to derive ultimate loss and ALAE.

Backward Recursive Development Method. This method is an extrapolation on the movements in case reserve adequacy in order to estimate unpaid loss costs. Historical data showing incremental changes to case reserves over progressive time periods is used to derive factors that represent the ratio of case reserve values at successive maturities. Historical claims payment data showing the additional payments in progressive time periods is used to derive factors that represent the portion of a case reserve paid in the following period. Starting from the most mature period, after which all the case reserve is paid and the case reserve is exhausted, the next prior ultimate development factor for the prior case reserve can be calculated as the case factor times the established ultimate development factor plus the paid factor. For each successive prior maturity, the ultimate development factor is calculated similarly. The result of multiplying the ultimate development factor times the case reserve is the total indicated unpaid amount.

Generally, methods such as the Bornhuetter-Ferguson method are used on more recent accident years where we have less data on which to base our analysis. As time progresses and we have an increased amount of data for a given accident year, we begin to give more confidence to the development and average methods, as these methods typically rely more heavily on our own historical data. Each of these methods treats our assumptions differently, and thus provides a different perspective for our reserve review.

The various actuarial methods discussed above are applied in a consistent manner from period to period. In addition, we perform statistical reviews of claims data such as claim counts, average settlement costs and severity trends.

We segment our reserves by accident year, which is the year in which the claim becomes our liability. As claims are incurred (reported) and claim payments are made, they are aggregated by accident year for analysis purposes. We also segment our reserves by reserve type: case reserves and IBNR reserves. Case reserves are established by our claims department based upon the particular circumstances of each reported claim and represent our estimate of the future loss costs (often referred to as expected losses) that will be paid on reported claims. Case reserves are decremented as claim payments are made and are periodically adjusted upward or downward as estimates regarding the amount of future losses are revised; reported loss is the case reserve at any point in time plus the claim payments that have been made to date. IBNR reserves represent our estimate of losses that have been incurred but not reported to us and future developments on losses that have been reported to us.

In performing these analyses we partition our business by coverage type, geography, layer of coverage and accident year. This procedure is intended to balance the use of the most representative data for each partition, capturing its unique patterns of development and trends. For each partition, the results of the various methods, along with the supplementary statistical data regarding such factors as the current economic environment, are used to develop a point estimate based upon management's judgment and past experience. The process of selecting the point estimate from the set of possible outcomes produced by the various actuarial methods is based upon the judgment of management and is not driven by formulaic determination. For each partition of our business, we select a point estimate with due regard for the age, characteristics and volatility of the partition of the business, the volume of data available for review and past experience with respect to the accuracy of estimates. This series of selected point estimates is then combined to produce an overall point estimate for ultimate losses.

We also utilize these selected point estimates of ultimate losses to develop estimates of ultimate losses recoverable from reinsurers, based on the terms of our reinsurance agreements. An overall estimate of the amount receivable from reinsurers is determined by combining the individual estimates. Our net reserve estimate is the sum of the gross reserve point estimate and the estimated reinsurance recovery.

We have modeled implied reserve ranges around our single point net reserve estimates for our professional liability business assuming different confidence levels. The ranges have been developed by aggregating the expected volatility of losses across partitions of our business to obtain a consolidated distribution of potential reserve outcomes. The aggregation of this data takes into consideration the correlation among our geographic and specialty mix of business. The result of the correlation approach to aggregation is that the ranges are narrower than the sum of the ranges determined for each partition.

We have used this modeled statistical distribution to calculate an 80% and 60% confidence interval for the potential outcome of our net reserve for losses. The high and low end points of the distributions are as follows:

	Low End Point	Carried Net Reserve	High End Point
80% Confidence Level	$1.622 billion	$2.137 billion	$2.718 billion
60% Confidence Level	$1.767 billion	$2.137 billion	$2.474 billion

The claims environment in which we and others in our industry operate is inherently uncertain. The development of a statistical distribution models the uncertainty as well as the limited predictive power of past loss data. The distributions represent an estimate of the range of possible outcomes and should not be confused with a range of best estimates. Given the number of factors considered, it is neither practical nor meaningful to isolate a particular assumption or parameter of the process and calculate the impact of changing that single item.

The following table presents additional information about net favorable loss development:

(In thousands)	**2010**	2009	2008
Net favorable loss development recognized	**$ 233,990**	$ 207,300	$ 185,251
Loss development as % of beginning of year loss reserves	**9.7%**	8.7%	7.2%

Any change in our estimate of losses is reflected in then-current operations. Due to the size of our reserve for losses, even a small percentage adjustment to these estimates could have a material effect on our results of operations for the period in which the adjustment is made.

Reinsurance

We use insurance and reinsurance (collectively, "reinsurance") to provide capacity to write larger limits of liability, to provide protection against losses in excess of policy limits, and to stabilize underwriting results in years in which higher losses occur. The purchase of reinsurance does not relieve us from the ultimate risk on our policies, but it does provide reimbursement for certain losses we pay.

We evaluate each of our ceded reinsurance contracts at inception to confirm that there is sufficient risk transfer to allow the contract to be accounted for as reinsurance under current accounting guidance. At December 31, 2010 all ceded contracts are accounted for as risk transferring contracts.

Our receivable from reinsurers on unpaid losses and loss adjustment represents our estimate of the amount of our reserve for losses that will be recoverable under our reinsurance programs. We base our estimate of funds recoverable upon our expectation of ultimate losses and the portion of those losses that we estimate to be allocable to reinsurers based upon the terms of our reinsurance agreements. Our assessment of the collectability of the recorded amounts receivable from reinsurers considers the payment history of the reinsurer, publicly available financial and rating agency data, our interpretation of the underlying contracts and policies, and responses by reinsurers. Appropriate reserves are established for any balances we believe may not be collected.

Given the uncertainty of the ultimate amounts of our losses, our estimates of losses and related amounts recoverable may vary significantly from the eventual outcome. Also, we estimate premiums ceded under reinsurance agreements wherein the premium due to the reinsurer, subject to certain maximums and minimums, is based in part on losses reimbursed or to be reimbursed under the agreement. Any adjustments are reflected in then-current operations. Due to the size of our reinsurance balances, an adjustment to these estimates could have a material effect on our results of operations for the period in which the adjustment is made.

Our risk retention level is dependent upon numerous factors including our risk tolerance and the capital we have to support it, the price and availability of reinsurance, volume of business, level of experience with a particular set of claims and our analysis of the potential underwriting results within each state. We purchase reinsurance from a number of companies to mitigate concentrations of credit risk. We utilize a reinsurance broker to assist us in the analysis of the credit quality of our reinsurers. We base our reinsurance buying decisions on an evaluation of the then-current financial strength, rating and stability of prospective reinsurers. However, the financial strength of our reinsurers, and their corresponding ability to pay us, may change in the future due to circumstances or events we cannot control or anticipate.

We have not experienced significant collection difficulties due to the financial condition of any reinsurer; however, periodically, reinsurers may dispute our claim for reimbursement from them. We have established appropriate reserves for any balances that we believe may not be ultimately collected. Should future events lead us to believe that any reinsurer will not meet its obligations to us, adjustments to the amounts recoverable would be reflected in the results of current operations. Such an adjustment has the potential to be material to the results of operations in the period in which it is recorded; however, we would not expect such an adjustment to have a material effect on our capital position or our liquidity.

Investment Valuations

We record a substantial portion of our investments at fair value as shown in the table below. The distribution of our investments based on GAAP fair value hierarchies is as follows:

	Distribution by GAAP Fair Value Hierarchy			December 31, 2010
	Level 1	Level 2	Level 3	Total Investments
Fair Value	5%	90%	1%	96%
Cost or cash surrender value				4%
Total Investments				100%

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. All of our fixed maturity and equity securities investments are carried at fair value. Our short-term securities are carried at amortized cost, which approximates fair value.

Because of the number of securities we own and the complexity and cost of developing accurate fair values internally, we utilize independent pricing services to assist us in establishing fair values. The pricing services provide fair values based on exchange traded prices, if available. If an exchange traded price is not available, the pricing services, if possible, provide a fair value that is based on multiple broker/dealer quotes or that has been developed using pricing models. Pricing models vary by asset class and utilize currently available market data for securities comparable to ours to estimate the fair value for our security. The pricing services scrutinize market data for consistency with other relevant market information before including the data in the pricing models. The pricing services disclose the types of pricing models used and the inputs used for each asset class. Determining fair values using these pricing models requires the use of judgment to identify appropriate comparable securities and to choose a valuation methodology that is appropriate for the asset class and available data.

The pricing services provide a single value per instrument quoted. We review the values provided for reasonableness each quarter by comparing market yields generated by the supplied price versus market yields observed in the market place. If a supplied value is deemed unreasonable, we discuss the valuation in question with the pricing service and will make adjustments if deemed necessary. To date, we have not adjusted any values supplied by the pricing services.

The pricing services do not provide a fair value unless an exchange traded price or multiple observable inputs are available. As a result, the pricing services may provide a fair value for a security in some periods but not others, depending upon the level of recent market activity for the security or comparable securities.

As of December 31, 2010, fair values for our equity and a portion of our short-term securities have been determined using an exchange traded price. There is little judgment involved when fair value is determined using an exchange traded price. In accordance with GAAP, for disclosure purposes we classify securities valued using an exchange traded price as Level 1 securities.

With the exception of certain government bonds, most fixed income securities do not trade daily and thus exchange traded prices are generally not available for these securities. However, market information (often referred to as observable inputs or market data; including but not limited to, last reported trade, non-binding broker quotes, bids, benchmark yield curves, issuer spreads, two sided markets, benchmark securities, offers, and recent data regarding assumed prepayment speeds, cash flow and loan performance data) is available for most of our fixed income securities. A large portion of our fixed income securities are valued at fair value using available market information. In accordance with GAAP, for disclosure purposes we classify any securities that have been valued based on multiple market observable inputs as Level 2 securities.

When a pricing service does not provide a value, management estimates fair value using either a single non-binding broker quote or pricing models that utilize market based assumptions which have limited observable inputs. The process involves significant judgment in selecting the appropriate data and modeling techniques to use in the valuation process. In accordance with GAAP, for disclosure purposes we classify securities that are valued using limited observable inputs as Level 3 securities.

We hold interests in private investment funds which hold debt and equity securities. We value these investments, which at December 31, 2010 total $25.1 million or approximately 1% of total investments, based on quarterly net asset values provided to us by fund managers, which approximate fair value. In accordance with GAAP, for disclosure purposes we classify interests valued in this manner as Level 3 securities.

Our investments that are not valued at fair value include:

- Interests in private investment funds having a carrying value of $31.2 million at December 31, 2010; valued at cost.
- Business owned life insurance policies having a carrying value of $50.5 million at December 31, 2010, valued at cash surrender value.
- Interests in tax credit partnerships having a carrying value of approximately $60.2 million at December 31, 2010; valued under the equity method.
- Other business interests having a carrying value of $3.4 million at December 31, 2010; valued under the equity method based on the latest financial statements of the entity.
- Federal Home Loan Bank capital stock having a carrying value of $5.2 million at December 31, 2010; valued at cost.

Investment Impairments

We evaluate our investments on at least a quarterly basis for declines in fair value that represent other-than-temporary impairments (OTTI). In all instances we consider an impairment to be an other-than-temporary impairment if we intend to sell the security or if we believe we will be required to sell the security before we fully recover the amortized cost basis of the security. Otherwise, we consider various factors in our evaluation, depending upon the type of security, as discussed below.

For equity securities, we consider the following:

- the length of time for which the fair value of the investment has been less than its recorded basis;
- the financial condition and near-term prospects of the issuer underlying the investment, taking into consideration the economic prospects of the issuer's industry and geographical region, to the extent that information is publicly available;
- the historical and implied volatility of the fair value of the security; and
- our ability and intent to hold the investment for a period of time sufficient to allow for any anticipated recovery in fair value.

For debt securities, we consider whether we expect to fully recover the amortized cost basis of the security, based upon consideration of some or all of the following:

- third party research and credit rating reports;
- the current credit standing of the issuer, including credit rating downgrades
- extent to which the decline in fair value is attributable to credit risk specifically associated with an investment or its issuer;
- our internal assessments and those of our external portfolio managers regarding specific circumstances surrounding an investment, which can cause us to believe the investment is more or less likely to recover its value than other investments with a similar structure;
- for asset-backed securities, the origination date of the underlying loans, the remaining average life, the probability that credit performance of the underlying loans will deteriorate in the future, and our assessment of the quality of the collateral underlying the loan;
- failure of the issuer of the security to make scheduled interest or principal payments;
- any changes to the rating of the security by a rating agency;
- recoveries or additional declines in fair value subsequent to the balance sheet date; and
- our ability and intent to hold the investment for a period of time sufficient to allow for any anticipated recovery in fair value.

In assessing whether we expect to recover the cost basis of debt securities, particularly asset-backed securities, we must make a number of assumptions regarding matters that will affect the cash flows that we expect to receive from the security in future periods. These judgments are subjective in nature and may subsequently be proved to be inaccurate.

We evaluate our investments in private investment funds for OTTI by considering whether there has been a decline in fair value below the recorded value. We receive reports from the funds at least quarterly which provide us a net asset value (NAV) for our interest in the fund. The NAV is based on the fair values of securities held by the fund as determined by the fund manager. Determining whether there has been a decline in fair value involves assumptions and estimates. We consider the most recent NAV provided, the performance of the fund relative to the market, the stated objectives of the fund, and cash flows expected from the fund and audit results in considering whether an OTTI exists.

Our investments in tax credit partnerships are evaluated for OTTI by comparing cash flow projections of future operating results of the underlying projects generating the tax credits to our recorded basis, and considering our ability to utilize the tax credits from the investments.

We also evaluate our holdings of Federal Home Loan Bank (FHLB) securities for impairment. We consider the current capital status of the FHLB, whether the FHLB is in compliance with regulatory minimum capital requirements, and the reported operating results of the current period.

Deferred Policy Acquisition Costs

Policy acquisition costs (primarily commissions, premium taxes and underwriting salaries) which are directly related to the acquisition of new and renewal premiums are capitalized as deferred policy acquisition costs and charged to expense as the related premium revenue is recognized. We evaluate the recoverability of our deferred policy acquisition costs each reporting period, and any amounts estimated to be unrecoverable are charged to expense in the current period.

Deferred Taxes

Deferred federal income taxes arise from the recognition of temporary differences between the basis of assets and liabilities determined for financial reporting purposes and the basis determined for income tax purposes. Our temporary differences principally relate to loss reserves, unearned premiums, deferred policy acquisition costs, unrealized investment gains (losses) and investment impairments. Deferred tax assets and liabilities are measured using the enacted tax rates expected to be in effect when such benefits are realized. We review our deferred tax assets quarterly for impairment. If we determine that it is more likely than not that some or all of a deferred tax asset will not be realized, a valuation allowance is recorded to reduce the carrying value of the asset. In assessing the need for a valuation allowance, management is required to make certain judgments and assumptions about our future operations based on historical experience and information as of the measurement period regarding reversal of existing temporary differences, carryback capacity, future taxable income (including its capital and operating characteristics) and tax planning strategies.

Goodwill

We make at least an annual assessment as to whether the value of our goodwill asset is impaired. Management evaluates the carrying value of goodwill annually during the fourth quarter and before the annual evaluation if events occur or circumstances change that would more likely than not reduce the fair value below the carrying value. We evaluate goodwill as one reporting unit because we operate in a single operating segment and our segment components are economically similar. We estimate the fair value of our reporting unit on the evaluation date based on our market capitalization and an expected premium that would be paid to acquire control of our Company (a control premium). We then perform a sensitivity analysis using a range of historical stock prices and control premiums. We concluded in 2010, 2009, and 2008 that the fair value of our reporting unit exceeded the carrying value and no adjustment to impair goodwill was necessary.

ProAssurance Overview

We are an insurance holding company and our operating results are primarily derived from the operations of our insurance subsidiaries, which principally write medical and other professional liability insurance.

Corporate Strategy

Our mission is to be the preferred source of professional liability protection by providing unparalleled claims defense, highly responsive customer service and innovative risk management while maintaining our commitment to long-term financial strength. According to A.M. Best's analysis of 2009 data, we are the largest independently publicly traded medical professional liability specialist insurance writer in the nation. Our customer focus combined with our financial strength, strong reputation and proven ability to manage claims, has enabled us to expand our operations while maintaining profitability. We have successfully acquired and integrated companies and books of business in the past and expect to be able to continue to grow through acquisitions, although we cannot predict the pace of those transactions with any certainty. We emphasize disciplined underwriting and prudent pricing in order to achieve profitability as opposed to emphasizing premium growth and achieving market share gain at any cost. In addition to prudent risk selection and pricing, we seek to control our underwriting results through effective claims management, and have fostered a strong culture of defending non-meritorious claims. We differentiate ProAssurance from many other national writers by tailoring our claims handling to the legal climate of each state.

Through our market-based underwriting and claims office structure, we develop a deep understanding of local market conditions, which enables us to respond to changes in the liability climate and adapt our underwriting and claims strategies as needed. Our market-based focus allows us to maintain active relationships with our customers, understand the importance of the professional identity and reputation of our insureds and thus be more responsive to their needs. We use advisory boards and operational committees to help us better understand the challenges facing our insureds and ways in which we can assist them. We employ medical and legal professionals throughout our organization, especially on our senior management team, in order to add to our understanding of the medical/legal environment. We emphasize our pledge that each insured professional will be treated fairly in all of our conduct with them and that all of our business actions will be informed by the core values that guide our organization: integrity, respect, doctor involvement in healthcare insurance activities, collaboration, communication and enthusiasm. Our strategy allows us to compete on a basis other than price alone.

We have sustained our financial stability during difficult market conditions through responsible pricing and loss reserving practices and through conservative investment practices. We are committed to maintaining prudent operating and financial leverage and conservatively investing our assets. We recognize the importance that our customers and producers place on the financial strength of our principal insurance subsidiaries and we manage our business to protect our financial security.

We consider a number of ratios in measuring our performance, including the following:

- The *net loss ratio* is calculated as net losses incurred divided by net premiums earned and is an indicator of underwriting profitability.
- The *underwriting expense ratio* is calculated as underwriting, policy acquisition and operating expenses incurred divided by net premiums earned and is an indicator of underwriting profitability.
- The *combined ratio* is the sum of the underwriting expense ratio and the net loss ratio and measures underwriting profitability.
- The *investment income ratio* is calculated as net investment income divided by net premiums earned and measures the contribution investment earnings provides to our overall profitability.
- The *operating ratio* is the combined ratio, less the investment income ratio. This ratio incorporates the effect of investment income and underwriting profitability.
- *Return on equity* is calculated as net income for the period divided by the average of beginning and ending shareholders' equity. This ratio measures our overall after-tax profitability from underwriting and investment activity and shows how efficiently invested capital is being used.

We particularly focus on our combined ratio and investment returns, both of which directly affect our return on equity (ROE). We target a long-term average ROE of 12% to 14%.

Our emphasis on rate adequacy, selective underwriting, effective claims management and prudent investments is a key factor in our achievement of our ROE target. We closely monitor premium revenues, losses and loss adjustment costs, and underwriting and policy acquisition expenses. Our overall investment strategy is to focus on maximizing current income from our investment portfolio while maintaining safety, liquidity, duration and portfolio diversification. While we engage in activities that generate other income, such activities, principally fee and agency services, do not constitute a significant use of our resources or a significant source of revenues or profits.

Growth Opportunities and Outlook

We expect our long-term growth to come through controlled expansion of our existing operations. We also look to expand through the acquisition of other specialty insurance companies or books of business; however, such expansion is often opportunistic and cannot be predicted.

We continue to face price-based competition in virtually all of our markets. Some competitors, particularly when targeting new markets, offer coverage at rates we believe to be inadequate for the risk being accepted. A continuing competitive trend is physicians and hospitals seeking to lower their costs using alternative risk transfer approaches such as self insurance and risk sharing pools. In recent years we have also seen a trend toward hospitals purchasing physician practices. In response to these trends, we offer products designed to provide greater risk sharing options to hospitals and large physician groups.

As a result of our branding campaign, "Treated Fairly", recent acquisitions, and improvements in loss cost trends that have allowed us to reduce rates in certain markets, we were able to grow our physician count in 2010 by 10%. We believe our emphasis on fair treatment of our insureds and other important stakeholders has enhanced our market position and differentiated us from other insurers. We will continue to use "Treated Fairly" in all of our activities, and we believe that as we reach more customers with this message we will continue to improve retention and add new insureds.

We have been a consistent acquirer of other physician insurers for a number of years, including APS. In addition, in 2009 we expanded our insured base in new directions by acquiring a leading insurer of podiatric physicians that operates on a national basis, an insurer focused on the legal professional liability market, and an agency largely focused on the professional liability needs of allied health care providers. We continue to see new opportunities from each of the acquisitions and believe each will provide organic growth through expansion in their existing markets and relationships.

Accounting Changes

Investment Disclosures; Other-than-temporary Impairments

Effective for interim and annual reporting periods ending on or after June 15, 2009, the Financial Accounting Standards Board revised GAAP to require expanded disclosures related to investments in debt and equity securities. Guidance regarding other-than-temporary impairments was also revised. Previous investment guidance required that an impairment of a debt security be considered as other-than-temporary unless management could assert both the intent and the ability to hold the impaired security until recovery of value. The revised impairment guidance specifies that an impairment be considered as other-than-temporary unless an entity can assert that it has no intent to sell the security and that it is not more likely than not that the entity will be required to sell the security before recovery of its anticipated amortized cost basis.

The guidance also establishes the concept of credit loss. Credit loss is defined as the difference between the present value of the cash flows expected to be collected from a debt security and the amortized cost basis of the security. The new guidance states that "...in instances in which a determination is made that a credit loss exists but the entity does not intend to sell the debt security and it is not more likely than not that the entity will be required to sell the debt security before the anticipated recovery of its remaining amortized cost basis" an impairment is to be separated into (a) the amount of the total impairment related to the credit loss and (b) the amount of total impairment related to all other factors. The credit loss component of the impairment is to be recognized in income of the current period. The non-credit component is to be recognized as a part of other comprehensive income (OCI). Transition provisions require a cumulative effect adjustment to reclassify the non-credit component of a previously recognized other-than-temporary impairment from retained earnings to accumulated other comprehensive income "...if an entity does not intend to sell and it is not more likely than not that the entity will be required to sell the security before recovery of its amortized cost basis." We adopted the revised guidance on the date it became effective, which for PRA was April 1, 2009. On the date of adoption our debt securities included non-credit impairment losses previously recognized in earnings of approximately $5.4 million. In accordance with the transition provisions of the revised guidance, we reclassified these non-credit losses, net of tax, from retained earnings to accumulated other comprehensive income as of April 1, 2009, the date of adoption (a $3.5 million increase to retained earnings; a $3.5 million decrease to accumulated other comprehensive income).

Liquidity and Capital Resources and Financial Condition

Overview

ProAssurance Corporation is a holding company and is a legal entity separate and distinct from its subsidiaries. Because it has no other business operations, dividends from its operating subsidiaries represent a significant source of funds for its obligations, including debt service. At December 31, 2010, we held cash and investments of approximately $152.8 million outside of our insurance subsidiaries that are available for use without regulatory approval. Our insurance subsidiaries, in aggregate, are permitted to pay dividends of approximately $248 million during 2011 without prior approval. However, the payment of any dividend requires prior notice to the insurance regulator in the state of domicile and the regulator may prevent the dividend if, in its judgment, payment of the dividend would have an adverse effect on the surplus of the insurance subsidiary. In 2010 our insurance subsidiaries paid dividends of $231.0 million, $17.2 million of which was an approved extraordinary dividend.

Acquisitions

On November 30, 2010, we acquired 100% of the outstanding shares of American Physicians Service Group, Inc. (APS), whose primary operating entity is American Physicians Insurance Company (API), in a transaction valued at $237 million including cash paid of $233 million and liabilities assumed of $4 million. APS provides professional liability insurance primarily to physicians in Texas and reported gross written premium of $61 million for the year ended December 31, 2010, $5 million of which is included in ProAssurance consolidated premium for 2010.

On April 1, 2009 we acquired Podiatry Insurance Company of America and subsidiaries (PICA) through a cash sponsored demutualization as a means of expanding our professional liability insurance operations. PICA provides professional liability insurance primarily to podiatric physicians, chiropractors and other healthcare providers throughout the United States. We purchased all of PICA's outstanding stock created in the demutualization for $135 million in cash, of which $15 million was a surplus contribution to be used to provide renewal premium credits to eligible policyholders over a three year period beginning in 2010. PACO Assurance Company, Inc. (PACO), formerly wholly owned by PICA, is now wholly owned by a ProAssurance holding company. For simplicity of presentation, our discussions that follow combine PACO and PICA results for both 2010 and 2009. The combined results are referred to as PICA.

In the first quarter of 2009 we acquired 100% of the outstanding shares of Mid-Continent General Agency, Inc., now ProAssurance Mid-Continent Underwriters, Inc., (Mid-Continent), and Georgia Lawyers Insurance Company (Georgia Lawyers), since merged with our subsidiary ProAssurance Casualty Company, as a means of expanding our professional liability business. These acquisitions were not material to ProAssurance individually or in the aggregate.

See Note 2 of the Notes to the Consolidated Financial Statements for detailed information regarding the 2010 and 2009 acquisitions, including a summarized listing of the assets acquired and liabilities assumed.

Cash Flows

The principal components of our operating cash flows are the excess of net investment income and premiums collected over losses paid and operating costs, including income taxes. Timing delays exist between the collection of premiums and the payment of losses associated with the premiums. Premiums are generally collected within the twelve-month period after the policy is written while our claim payments are generally paid over a more extended period of time. Likewise, timing delays exist between the payment of claims and the collection of any associated reinsurance recoveries.

Our operating activities provided positive cash flows of approximately $139.2 million and $75.4 million for the years ended December 31, 2010 and 2009, respectively. Operating cash flows for 2010 and 2009 compare as follows:

(In millions)	**Cash Flow Increase (Decrease)**
Cash provided by operating activities year ended December 31, 2009	**$ 75**
Increase (decrease) in operating cash flows during 2010:	
Decrease in premium receipts (1)	**(14)**
Decrease in payments to reinsurers (2)	**22**
Decrease in losses paid (3)	**51**
Decrease in reinsurance recoveries (4)	**(10)**
Increase due to prior year CHW payment (5)	**21**
Increase in Federal and state income tax payments (6)	**(2)**
Other amounts not individually significant, net	**(4)**
Cash provided by operating activities year ended December 31, 2010	**$ 139**

(1) The decrease in premium receipts reflects the decline in gross written premium, exclusive of the premium decline that is attributable to policies written on a two-year term. The two-year term affects premiums written but has no effect on the timing of premium receipts. Additionally, approximately $3 million of the decrease in premium receipts is due to premium credits granted to PICA policyholders as part of the acquisition.

(2) Reinsurance contracts are generally for premiums written in a specific annual period, but can remain in effect until all claims under the contract have been resolved. Some contracts require annual settlements while others require settlement only after a number of years have elapsed, thus the amounts paid can vary widely from period to period.

(3) The decrease in losses reflects lower paid losses at our subsidiaries other than PICA of approximately $69 million offset by an increase in PICA losses paid of $18 million. The PICA increase is principally due to an additional three months of PICA activity in 2010. The timing of our loss payments varies from period to period because the process for resolving claims is complex and occurs at an uneven pace depending upon the circumstances of the individual claim.

(4) The timing of reinsurance recoveries varies from period to period and can depend upon the terms of the applicable reinsurance agreement, the nature of the underlying claim and the timing and amount of underlying loss payments.

(5) In 2009 we paid a judgment in favor of Columbia Hospital for Women Medical Center, Inc. (CHW) (the CHW Judgment) that was entered against our subsidiary, ProAssurance National Capital Insurance Company (PRA National), prior to our acquisition of PRA National. We established a liability related to the judgment and accrued post trial interest at the time PRA National was acquired in 2005.

(6) The increase in tax payments primarily reflects:
  - A final estimated payment for the 2009 tax year (paid in 2010) that was lower than the final estimated tax payment for the 2008 tax year (paid in 2009). In 2008 a large portion of taxable income for the year was earned in the fourth quarter; in 2009 taxable income was earned more ratably throughout the year.
  - Estimated payments for the 2010 tax year that are higher than those paid for the 2009 tax year. Our 2009 tax liability was significantly reduced by tax deductions, primarily the CHW Judgment and losses on the sale of impaired securities, that did not reduce 2009 GAAP income. Our 2010 payments also include an estimated federal tax payment of $3.4 million that relates to the APS pre-acquisition period.

Investment Exposures

The following table provides summarized information regarding our investments as of December 31, 2010:

(In thousands)	Carrying Value	Unrealized Gains (Losses) Included in Carrying Value		Average Rating	% Total Investments
Fixed Maturities					
Government					
U.S. Treasury	$ 225,908	$ 7,519	$ (1,242)	AAA	6%
U.S. Agency	68,878	4,113	(39)	AAA	2%
Total government	294,786	11,632	(1,281)	AAA	8%
State and Municipal Bonds	1,243,924	44,047	(4,450)	AA	31%
Corporate Bonds					
Financial institutions	348,785	10,542	(2,900)	A-	9%
FDIC insured	92,727	990	(20)	AAA	2%
Communications	57,722	2,635	(55)	A-	1%
Utilities	78,010	3,332	(615)	A	2%
Energy	34,449	2,635	(96)	BBB+	1%
Industrial	686,899	30,897	(3,604)	A-	17%
Transportation	23,266	1,542	(17)	BBB+	1%
Other	11,406	184	(28)	AA	<1%
Total corporate bonds	1,333,264	52,757	(7,335)	A	33%
Asset-backed Securities					
Agency mortgage-backed securities	524,781	23,311	(1,767)	AAA	13%
Non-agency mortgage-backed securities	23,760	673	(699)	BBB-	1%
Subprime (1)	12,501	1,407	(1,781)	BBB-	<1%
Alt-A (2)	8,796	18	(867)	BB	<1%
Commercial mortgage-backed securities	99,386	3,663	(35)	AAA	2%
Credit card	27,820	424	(66)	AAA	1%
Automobile	19,336	250	(14)	AAA	<1%
Other	15,400	699	(51)	AA+	<1%
Total asset-backed securities	731,780	30,445	(5,280)	AA+	18%
Total fixed maturities	3,603,754	138,881	(18,346)	AA-	90%
Equities					
Equity-common only					
Financial	4,709	130	–		<1%
Energy	7,406	127	–		<1%
Consumer cyclical	2,120	176	(2)		<1%
Consumer non-cyclical	5,190	222	–		<1%
Technology	4,168	169	(3)		<1%
Industrial	3,140	364	–		<1%
Communications	2,623	–	–		<1%
All Other	11,567	24	(8)		<1%
Total equities	40,923	1,212	(13)		1%
Short-Term	168,438	–	–		4%
Business owned life insurance (BOLI)	50,484	–	–	AA-	1%
Investment in Unconsolidated Subsidiaries					
Investment in tax credit partnerships	60,235	–	–		2%
Other business interests	3,407	–	–		<1%
Private fund–primarily invested in long/short equities	18,801	–	–		<1%
Private fund–primarily invested in non-public equities	6,311	–	–		<1%
Total investment in unconsolidated subsidiaries	88,754	–	–		3%
Other Investments					
Federal Home Loan Bank capital stock	5,153	–	–		<1%
Private fund–primarily invested in distressed debt	19,700	–	–		<1%
Private fund–primarily invested in long/short equities	11,010	–	–		<1%
Other	1,704	–	–		<1%
Private Equity Fund	511	–	–		<1%
	38,078	–	–		1%
Total Investments	**$ 3,990,431**	**$ 140,093**	**$ (18,359)**		100%

(1) $0.2 million are AAA, $2.9 million are AA, $2.0 million are A, $7.4 million are BBB or below
(2) $2.0 million are AAA, $0.1 million are AA, $0.6 million are A, $6.1 million are CCC or below

A detailed listing of our investment holdings as of December 31, 2010 is presented in an Investor Supplement we make available in the Investor Relations section of our website, www.proassurance.com or directly at www.proassurance.com/investorrelations/supplemental.aspx.

We manage our investments to ensure that we will have sufficient liquidity to meet our obligations, taking into consideration the timing of cash flows from our investments, including interest payments, dividends and principal payments, as well as the expected cash flows to be generated by our operations. In addition to the interest and dividends we will receive we anticipate that between $50 million and $100 million of our investments will mature (or be paid down) each quarter of the next year and become available, if needed, to meet our cash flow requirements. The primary outflow of cash at our insurance subsidiaries is related to paid losses and operating costs, including income taxes. The payment of individual claims cannot be predicted with certainty; therefore, we rely upon the history of paid claims in estimating the timing of future claims payments. To the extent that we may have an unanticipated shortfall in cash we may either liquidate securities or borrow funds under existing borrowing arrangements through the Federal Home Loan Banking system. However, given the relatively short duration of our investments, we do not foresee any such shortfall.

Our investment portfolio continues to be primarily composed of high quality fixed income securities with approximately 97% of our fixed maturities being investment grade securities as determined by national rating agencies. The weighted average effective duration of our fixed maturity securities at December 31, 2010 is 4.1 years; the weighted average effective duration of our fixed maturity securities combined with our short-term securities is 4.0 years.

We decreased our state and municipal bond holdings by approximately $200 million in 2010 to reduce our exposure to municipal bonds, particularly for those rated below AA-. Excluding the impact of guarantees by insurers, our state and municipal bond holdings have a weighted average credit rating of AA at December 31, 2010.

We reduced our BOLI investment in 2010 by redeeming approximately $16 million of its cash surrender value. This redemption triggered an additional tax liability of approximately $1.3 million, which we recognized during 2010.

We invested $60 million in tax credit limited partnerships during 2010 ($47 million of which is committed but unfunded at December 31, 2010). These partnerships are designed to provide returns via the transfer of tax operating losses and tax credits to their partners. All of the interests are accounted for using the equity method. We plan to increase our investment in tax credit partnerships in 2011 by up to an additional $40 million subject to identifying opportunities that meet our investment criteria.

Losses

The following table, known as the Analysis of Reserve Development, presents information over the preceding ten years regarding the payment of our losses as well as changes to (the development of) our estimates of losses during that time period. As noted in the table, ProAssurance has completed various acquisitions over the ten year period, which have affected original and re-estimated gross and net reserve balances as well as loss payments.

The table includes losses on both a direct and an assumed basis and is net of reinsurance recoverables. The gross liability for losses before reinsurance, as shown on the balance sheet, and the reconciliation of that gross liability to amounts net of reinsurance are reflected below the table. We do not discount our reserve for losses to present value. Information presented in the table is cumulative and, accordingly, each amount includes the effects of all changes in amounts for prior years. The table presents the development of our balance sheet reserve for losses; it does not present accident year or policy year development data. Conditions and trends that have affected the development of liabilities in the past may not necessarily occur in the future. Accordingly, it is not appropriate to extrapolate future redundancies or deficiencies based on this table.

The following may be helpful in understanding the Analysis of Reserve Development:

- The line entitled “Reserve for losses, undiscounted and net of reinsurance recoverables” reflects our reserve for losses and loss adjustment expense, less the receivables from reinsurers, each as reported in our consolidated financial statements at the end of each year (the Balance Sheet Reserves).
- The section entitled “Cumulative net paid, as of” reflects the cumulative amounts paid as of the end of each succeeding year with respect to the previously recorded Balance Sheet Reserves.
- The section entitled “Re-estimated net liability as of” reflects the re-estimated amount of the liability previously recorded as Balance Sheet Reserves that includes the cumulative amounts paid and an estimate of additional liability based upon claims experience as of the end of each succeeding year (the Net Re-estimated Liability).
- The line entitled "Net cumulative redundancy (deficiency)" reflects the difference between the previously recorded Balance Sheet Reserve for each applicable year and the Net Re-estimated Liability relating thereto as of the end of the most recent fiscal year.

Analysis of Reserve Development
(In thousands)

	December 31,										
	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009	2010
	(1)	(2)				(3)	(4)			(5)	(6)
Reserve for losses, undiscounted and net of reinsurance recoverables	$ 493,457	$ 1,009,354	$ 1,098,941	$ 1,298,458	$ 1,544,981	$ 1,896,743	$ 2,236,385	$ 2,232,596	$ 2,111,112	$ 2,159,571	$ 2,136,664
Cumulative net paid, as of:											
One Year Later	143,892	245,743	224,318	200,314	199,617	242,608	331,295	312,348	278,655	291,654	
Two Years Later	251,855	436,729	393,378	378,036	384,050	503,271	600,500	550,042	468,277		
Three Years Later	321,957	563,557	528,774	526,867	578,455	697,349	787,347	694,113			
Four Years Later	367,810	656,670	635,724	680,470	728,582	825,139	897,814				
Five Years Later	402,035	726,661	749,300	794,870	805,270	901,644					
Six Years Later	422,005	794,786	824,761	852,985	861,512						
Seven Years Later	440,676	836,485	863,781	894,355							
Eight Years Later	457,761	863,018	894,599								
Nine Years Later	466,109	883,534									
Ten Years Later	470,929										
Re-estimated net liability as of:											
End of Year	493,457	1,009,354	1,098,941	1,298,458	1,544,981	1,896,743	2,236,385	2,232,596	2,111,112	2,159,571	
One Year Later	507,275	1,026,354	1,098,891	1,289,744	1,522,000	1,860,451	2,131,400	2,047,344	1,903,812	1,925,581	
Two Years Later	529,698	1,023,582	1,099,292	1,282,920	1,479,773	1,764,076	1,955,903	1,829,140	1,665,832		
Three Years Later	527,085	1,032,571	1,109,692	1,259,802	1,418,802	1,615,125	1,747,459	1,596,508			
Four Years Later	534,382	1,035,832	1,108,539	1,250,110	1,340,061	1,450,275	1,548,605				
Five Years Later	536,875	1,045,063	1,133,343	1,230,105	1,234,223	1,330,039					
Six Years Later	535,120	1,052,050	1,121,440	1,156,614	1,158,590						
Seven Years Later	531,995	1,040,376	1,079,640	1,111,795							
Eight Years Later	524,837	1,015,217	1,048,853								
Nine Years Later	520,981	991,710									
Ten Years Later	521,177										
Net cumulative redundancy (deficiency)	$ (27,720)	$ 17,644	$ 50,088	$ 186,663	$ 386,391	$ 566,704	$ 687,780	$ 636,088	$ 445,280	$ 233,990	
Original gross liability - end of year	$ 659,659	$ 1,322,871	$ 1,494,875	$ 1,634,749	$ 1,818,635	$ 2,224,436	$ 2,607,148	$ 2,559,707	$ 2,379,468	$ 2,422,230	
Less: reinsurance recoverables	(166,202)	(313,517)	(395,934)	(336,291)	(273,654)	(327,693)	(370,763)	(327,111)	(268,356)	(262,659)	
Original net liability - end of year	$ 493,457	$ 1,009,354	$ 1,098,941	$ 1,298,458	$ 1,544,981	$ 1,896,743	$ 2,236,385	$ 2,232,596	$ 2,111,112	$ 2,159,571	
Gross re-estimated liability - latest	$ 619,617	$ 1,233,343	$ 1,359,980	$ 1,431,545	$ 1,473,893	$ 1,708,777	$ 1,988,442	$ 1,939,587	$ 1,930,852	$ 2,187,175	
Re-estimated reinsurance recoverables	(98,440)	(241,633)	(311,127)	(319,750)	(315,303)	(378,738)	(439,837)	(343,079)	(265,020)	(261,594)	
Net re-estimated liability - latest	$ 521,177	$ 991,710	$ 1,048,853	$ 1,111,795	$ 1,158,590	$ 1,330,039	$ 1,548,605	$ 1,596,508	$ 1,665,832	$ 1,925,581	
Gross cumulative redundancy (deficiency)	$ 40,042	$ 89,528	$ 134,895	$ 203,204	$ 344,742	$ 515,659	$ 618,706	$ 620,120	$ 448,616	$ 235,055	

(1) Only reserves of PRA's predecessor, Medical Assurance, Inc.
(2) 2001 and thereafter, reserves reflect those of ProAssurance, formed in 2001 in order to merge Medical Assurance, Inc. and Professionals Group
(3) 2005 and thereafter, reserves include PRA National
(4) 2006 and thereafter, reserves include PRA Wisconsin
(5) 2009 and thereafter, reserves include PICA
(6) 2010 reserves include APS

In each year reflected in the table, we have estimated our reserve for losses utilizing the management and actuarial processes discussed in critical accounting estimates. Factors that have contributed to the variation in loss development are primarily related to the extended period of time required to resolve professional liability claims and include the following:

- The medical professional liability legal environment deteriorated in the late 1990's. Beginning in 2000, we recognized adverse trends in claim severity causing increased estimates of certain loss liabilities. As time has progressed, the reserves initially established for those years have continued to develop unfavorably. We addressed the adverse severity trends through increased rates, stricter underwriting and modifications to claims handling procedures. The expectation of increased claim severity was also considered in establishing our initial reserves for subsequent years.
- These adverse severity trends then began to moderate. As a result, we recognized favorable development related to our previously established reserves primarily for accident years 2002 through 2008 because we have reduced our estimates of claims severity related to those years. Based on recent internal and industry claims data, we believe claims severity (i.e., the average size of a claim) is increasing at a rate slower than we estimated when our reserves for those years were established.
- A general decline in claim frequency has also been a contributor to favorable loss development. A significant portion of our policies through 2003 were issued on an occurrence basis, and a smaller portion of our ongoing business results in occurrence-like exposure due to the issuance of extended reporting endorsements. As claim frequency declined, the number of reported claims related to these coverages were less than originally expected.

Activity in our net reserve for losses during 2010, 2009 and 2008 is summarized below:

	Year Ended December 31		
(In thousands)	**2010**	2009	2008
Balance, beginning of year	**$ 2,422,230**	$ 2,379,468	$ 2,559,707
Less receivable from reinsurers	**262,659**	268,356	327,111
Net balance, beginning of year	**2,159,571**	2,111,112	2,232,596
Reserves acquired from acquisitions	**82,225**	163,946	-
Incurred related to:			
Current year	**455,105**	438,368	396,750
Prior years	**(233,990)**	(207,300)	(185,251)
Total incurred	**221,115**	231,068	211,499
Paid related to:			
Current year	**(34,593)**	(67,900)	(20,635)
Prior years	**(291,654)**	(278,655)	(312,348)
Total paid	**(326,247)**	(346,555)	(332,983)
Net balance, end of year	**2,136,664**	2,159,571	2,111,112
Plus receivable from reinsurers	**277,436**	262,659	268,356
Balance, end of year	**$ 2,414,100**	$ 2,422,230	$ 2,379,468

At December 31, 2010 our gross reserve for losses included case reserves of approximately $1.1 billion and IBNR reserves of approximately $1.3 billion. Our consolidated reserve for losses on a GAAP basis exceeds the combined reserves of our insurance subsidiaries on a statutory basis by approximately $78.9 million, which is principally due to the portion of the GAAP reserve for losses that is reflected for statutory accounting purposes as unearned premiums. These unearned premiums are applicable to extended reporting endorsements ("tail" coverage) issued without a premium charge upon death, disability, or retirement of an insured.

Reinsurance

We use reinsurance to provide capacity to write larger limits of liability, to provide protection against losses in excess of policy limits, and to stabilize underwriting results in years in which higher losses occur. The purchase of reinsurance does not relieve us from the ultimate risk on our policies, but it does provide reimbursement from the reinsurer for certain losses paid by us.

We generally reinsure professional liability risks under annual treaties pursuant to which the reinsurer agrees to assume all or a portion of all risks that we insure above our individual risk retention of $1 million per claim, up to the maximum individual limit offered (currently $16 million). Historically, the professional liability per claim retention level has varied between 90% and 100% of the first $1 million and between 0% and 5% of claims exceeding those levels depending on the coverage year and the state in which business was written. We also insure some large professional liability risks that are above the limits of our basic reinsurance treaties. These risks are reinsured on a facultative basis, whereby the reinsurer agrees to insure a particular risk up to a designated limit.

Our primary reinsurance agreement is negotiated annually at October 1. There was no significant change in the cost or structure of the agreements renewed on October 1, 2010.

Our risk retention level is dependent upon numerous factors including our risk tolerance and the capital we have to support it, the price and availability of reinsurance, volume of business, level of experience with a particular set of claims and our analysis of the potential underwriting results within each state. We purchase reinsurance from a number of companies to mitigate concentrations of credit risk. We utilize a reinsurance broker to assist us in the analysis of the credit quality of our reinsurers. We base our reinsurance buying decisions on an evaluation of the then-current financial strength, rating and stability of prospective reinsurers. However, the financial strength of our reinsurers, and their corresponding ability to pay us, may change in the future due to forces or events we cannot control or anticipate.

We have not experienced significant collection difficulties due to the financial condition of any reinsurer; however, periodically, reinsurers may dispute our claim for reimbursement from them. We have established appropriate reserves for any balances that we believe may not be ultimately collected. Should future events lead us to believe that any reinsurer will not meet its obligations to us, adjustments to the amounts recoverable would be reflected in the results of current operations. Such an adjustment has the potential to be significant to the results of operations in the period in which it is recorded; however, we would not expect such an adjustment to have a material effect on our capital position or our liquidity.

The following table identifies our reinsurers from which our recoverables for both paid and unpaid claims (net of amounts due to the reinsurer) and our prepaid balances are $10 million or more as of December 31, 2010:

(In thousands) **Reinsurer**	**A.M. Best Company Rating**	**Net Amounts Due From Reinsurer**
Hannover Rueckversicherung AG	A	$ 32,717
Transatlantic Reinsurance Company	A	$ 20,476
Aspen Insurance UK, Ltd.	A	$ 20,591
General Reinsurance Corporation	A++	$ 14,124

Debt

Our long-term debt as of December 31, 2010 is comprised of the following:

(In thousands, except %)	Contractual Rate	Outstanding Principal	Carrying Value December 31, 2010
2034 Trust Preferred Securities/Debentures	4.1% (1)	$ 22,992	$ 22,992
2034 Surplus Notes	4.1% (1)	12,000	12,000
2019 Notes Payable (2)	6.6% (3)	17,436	15,616
2012 Note Payable	3.3% (4)	517	496
			$ 51,104

(1) Adjusted quarterly based on LIBOR.
(2) The 2019 Note Payable is valued at fair value. See Note 10.
(3) A related interest rate swap fixes rate at 6.6%. Swap is settled monthly. See Note 10.
(4) Adjusted quarterly based on the U.S. prime rate.

All of our long-term debt is currently repayable or redeemable, with proper notice, at a date no later than the next quarterly or semi-annual interest payment date. Insurance department approval is required for redemption of surplus notes. ProAssurance is currently in compliance with all covenants. Additional information regarding our debt is provided in Note 10 to the Consolidated Financial Statements.

Off Balance Sheet Arrangements/Guarantees

ProAssurance has no significant off-balance sheet arrangements or guarantees.

Contractual Obligations

A schedule of our non-cancelable contractual obligations at December 31, 2010 follows:

	Payments due by period				
(In thousands)	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Loss and loss adjustment expenses	$ 2,414,100	$ 573,571	$ 767,395	$ 508,614	$ 564,520
Interest on long-term debt*	42,037	2,628	5,155	5,051	29,203
Long-term debt obligations	52,925	325	1,212	822	50,566
Operating lease obligations	15,365	2,952	3,811	3,088	5,514
Tax credit partnership commitments	46,800	27,139	18,556	613	492
Total	$ 2,571,227	$ 606,615	$ 796,129	$ 518,188	$ 650,295

*Includes projected payments due on interest rate swap associated with our long-term debt.

We believe that our operating cash flow and funds maturing from our investment portfolio are adequate to meet our contractual obligations.

For the purposes of this table, all long-term debt is assumed to be settled at its contractual maturity and interest on variable rate long-term debt is calculated using interest rates in effect at December 31, 2010. The anticipated payout of loss and loss adjustment expenses is based upon our historical payout patterns. Both the timing and amount of these payments may vary from the payments indicated. Our operating lease obligations are primarily for the rental of office space and office equipment.

Each of our debt instruments allows for repayment before maturity, at our option, on or after certain dates. For more information on our debt see Note 10 to the Consolidated Financial Statements.

Treasury Stock

We repurchased approximately 1.9 million common shares having a total cost of $106.3 million during the year ended December 31, 2010. Our Board of Directors authorized an additional $200.0 million in November 2010 for the repurchase of common shares or the retirement of outstanding debt. At December 31, 2010 approximately $209.0 million in amounts authorized by the Board remains available for use.

Litigation

We are involved in various legal actions related to our insurance activities which we consider in our evaluation of our reserve for losses. We also have other direct actions against the company which we evaluate and account for as a part of our other liabilities.

In accordance with GAAP for insurance entities, claim-related actions are considered as a part of our loss reserving process. We evaluate the likely outcomes from these actions giving consideration to the facts and laws applicable to each case, appellate issues, coverage issues, potential recoveries from our insurance and reinsurance programs, and settlement discussions as well as our historical claims resolution practices. This data is then considered in the overall evaluation of our reserve for losses.

There are risks, as outlined in our Risk Factors in Part 1, that any of these actions could cost us more than our estimates. In particular, we or our insureds may receive adverse verdicts; post-trial motions may result in unfavorable rulings; any appeals that may be undertaken may be unsuccessful; we may be unsuccessful in our legal efforts to limit the scope of coverage available to insureds; and we may become a party to bad faith litigation over the resolution of a claim.

For non-claim related actions, we evaluate each case separately and establish what we believe is an appropriate reserve based on GAAP guidance related to contingent liabilities.

To the extent that the cost of resolving these actions exceeds our estimates, the legal actions could have a material effect on our results of operations in the period in which any such action is resolved.

Overview of Results–Years Ended December 31, 2010 and 2009

Net income is $231.6 million for the year ended December 31, 2010, as compared to $222.0 million for the year ended December 31, 2009. Net income per diluted share is $7.20 and $6.70 for the years ended December 31, 2010 and 2009, respectively.

Results from the years ended December 31, 2010 and 2009 compare as follows:

Premiums

Net premiums earned increased during 2010 by approximately $21.6 million or 4.3%. Three additional months of PICA earned premium and one month of APS earned premium generated approximately $28.2 million of additional net earned premium. Net earned premium was increased by an additional $7.2 million related to the re-estimation of amounts due to reinsurers related to prior accident years. These increases were partially offset by other declines in earned premium principally due to non-renewals and rate reductions.

Net Investment Income; Net Realized Investment Gains (Losses)

Our 2010 net investment result (which includes both net investment income and earnings from unconsolidated subsidiaries) decreased by $4.8 million or 3.1% primarily due to a decrease in earnings from fixed income securities and short term investments. The decrease primarily reflects lower yields in 2010.

Net realized investment gains increased by $4.6 million during 2010. As compared to 2009, increased gains from sales more than offset a $7.9 million increase in impairment losses.

Expenses

Net losses decreased by $10.0 million or 4.3% during 2010 due to increased favorable loss development of $26.7 million offset by a $16.7 million increase in current accident year losses. The increase in current accident year losses is primarily attributable to three additional months of PICA activity in 2010 and one additional month of APS activity.

Underwriting, policy acquisition and operating expenses increased in 2010 by $18.4 million or 15.8%. Approximately $10.6 million of the increase is attributable to the acquisitions of PICA and APS and the remainder relates to various operating factors.

Ratios

Our net loss ratio decreased in 2010 by 3.8 points. Higher favorable development decreased the ratio by 3.4 points.

Our underwriting expense ratio increased in 2010 by 2.7 points. The increase is attributable both to the acquisitions of PICA and APS and increased policy acquisition and operating costs.

Our operating ratio increased in 2010 by 1.0 point reflecting a decline in the investment ratio of approximately 2.1 points partially offset by the combined 1.1 point decrease in the net loss and expense ratios.

Return on equity is 13.0% for 2010 and 14.2% for 2009.

Book Value per Share

Our book value per share at December 31, 2010 is $60.35 compared to $52.59 at December 31, 2009. The change reflects our 2010 income, the increase in accumulated other comprehensive income and a benefit from treasury share purchases. Due to the size of our Shareholders' Equity (approximately $1.9 billion at December 31, 2010), the growth rate of our book value per share may slow. The past growth rates of our book value per share do not necessarily predict similar future results.

Non-GAAP Financial Measures

Operating income is a non-GAAP financial measure that is widely used to evaluate the performance of insurance entities. Operating income excludes the after-tax effects of realized gains or losses, guaranty fund assessments and debt retirement loss. We believe operating income presents a useful view of the performance of our insurance operations, but should be considered in conjunction with net income computed in accordance with GAAP.

The following table is a reconciliation of Net income to Operating income:

(In thousands, except per share data)	Year Ended December 31	
	2010	2009
Net income	**$ 231,598**	$ 222,026
Items excluded in the calculation of operating income:		
Loss on the extinguishment of debt	**–**	2,839
Net realized investment (gains) losses	**(17,342)**	(12,792)
Guaranty fund assessments (recoupments)	**(1,336)**	(533)
Pre-tax effect of exclusions	**(18,678)**	(10,486)
Tax effect, at 35%	**6,537**	3,670
Operating income	**$ 219,457**	$ 215,210
Per diluted common share:		
Net income	**$ 7.20**	$ 6.70
Effect of exclusions	**(0.38)**	(0.21)
Operating income per diluted common share	**$ 6.82**	$ 6.49

Results of Operations–Year Ended December 31, 2010 Compared to Year Ended December 31, 2009

Selected consolidated financial data for each period is summarized in the table below.

($ in thousands, except share data)	Year Ended December 31 2010	2009	Change
Revenues:			
Gross premiums written	**$ 533,205**	$ 553,922	$ (20,717)
Net premiums written	**$ 505,407**	$ 514,043	$ (8,636)
Premiums earned	**$ 548,955**	$ 540,012	$ 8,943
Premiums ceded	**(29,848)**	(42,469)	12,621
Net premiums earned	**519,107**	497,543	21,564
Net investment income	**146,380**	150,945	(4,565)
Equity in earnings (loss) of unconsolidated subsidiaries	**1,245**	1,438	(193)
Net realized investment gains (losses)	**17,342**	12,792	4,550
Other income	**7,991**	9,965	(1,974)
Total revenues	**692,065**	672,683	19,382
Expenses:			
Losses and loss adjustment expenses	**252,615**	265,983	(13,368)
Reinsurance recoveries	**(31,500)**	(34,915)	3,415
Net losses and loss adjustment expenses	**221,115**	231,068	(9,953)
Underwriting, policy acquisition and operating expenses	**134,980**	116,537	18,443
Interest expense	**3,293**	3,477	(184)
Loss on extinguishment of debt	**–**	2,839	(2,839)
Total expenses	**359,388**	353,921	5,467
Income before income taxes	**332,677**	318,762	13,915
Income taxes	**101,079**	96,736	4,343
Net income	**$ 231,598**	$ 222,026	$ 9,572
Earnings per share:			
Basic	**$ 7.29**	$ 6.76	$ 0.53
Diluted	**$ 7.20**	$ 6.70	$ 0.50
Net loss ratio	**42.6%**	46.4%	(3.8)
Underwriting expense ratio	**25.4%**	22.7%	2.7
Combined ratio	**68.0%**	69.1%	(1.1)
Operating ratio	**39.8%**	38.8%	1.0
Return on equity	**13.0%**	14.2%	(1.2)

In all the tables that follow, the abbreviation "nm" indicates that the percentage change is not meaningful.

As required by GAAP, our results include acquired entities only for the portion of the reporting period that is after the acquisition date. Our 2010 operating results include twelve months of PICA activity and one month of APS activity. Our 2009 operating results include nine months of PICA activity but do not include any APS results. In many of the supporting tables that follow, the effect of the additional 2010 PICA/APS activity is shown separately with the column header "Additional PICA/APS Activity".

Premiums

Gross Premiums Written

Changes in our premium volume are driven by three primary factors: (1) our retention of existing business, (2) the amount of new business we are able to generate, including business that comes to PRA as a result of acquisitions, and (3) the premium charged for business that is renewed, which is affected both by rates charged and by the amount and type of coverage an insured chooses to purchase. The professional liability market remains competitive with some competitors choosing to compete primarily on price.

Gross premiums written by component are as follows:

			Change			
($ in thousands)	**2010**	2009	*Additional PICA/APS Activity*	*Other*	*Total $*	*%*
Physician (1)	**$ 418,173**	$ 442,002	*$ 19,534 (2)*	*$ (43,363)*	*$ (23,829)*	*(5.4%)*
Non-physician (1):						
Healthcare providers	**43,093**	37,215	*3,131 (3)*	*2,747*	*5,878*	*15.8%*
Hospital and facility	**28,524**	31,350	*–*	*(2,826)*	*(2,826)*	*(9.0%)*
Other	**14,349**	13,227	*24*	*1,098*	*1,122*	*8.5%*
Non continuing	**5,836**	9,746	*1,423*	*(5,333)*	*(3,910)*	*(40.1%)*
	91,802	91,538	*4,578*	*(4,314)*	*264*	*0.3%*
Tail Premiums	**23,230**	20,382	*324*	*2,524*	*2,848*	*14.0%*
Gross Premiums Written, total	**$ 533,205**	$ 553,922	*$ 24,436*	*$ (45,153)*	*$ (20,717)*	*(3.7%)*

(1) Excludes tail premiums
(2) PICA - $14.7 million: APS - $4.8 million
(3) PICA - $3.1 million

Physician Premiums

Physician premiums continue to be our primary revenue source and comprise 78% and 80% of our gross premiums written in 2010 and 2009, respectively.

Approximately $22.6 million of the overall decrease in physician premiums is due to changes in our renewal patterns. We began offering policy renewals for a two-year term (as opposed to a one-year term) to our physician insureds in one selected jurisdiction during late 2008. The premium associated with both policy terms is included in written premium in the period the policy is written, which increases gross written premium in the year the policy is written but reduces gross written premium in the following year. Approximately $16.1 million of the gross written premium decline during 2010 is attributable to the policies written on a two-year term. Also, during 2009, in order to more evenly distribute renewals throughout the year, we offered early renewal to a number of insureds who otherwise would have had a first quarter 2010 renewal date. Approximately $6.5 million of the 2010 decrease in physician premiums is attributable to the shift in renewal dates.

Excluding APS, our retention rate for our physician business for 2010 is 90%, which is unchanged from 2009. Retention rates are affected by a number of factors. We may choose not to renew an insured as a result of our underwriting evaluation. Insureds terminate coverage because they have retired or have otherwise ceased to practice medicine. We may also lose insureds to competitors or to self-insurance mechanisms (often when physicians join hospital-based practice groups) due to pricing or other issues.

In the aggregate, charged rates for our physician business renewed in 2010 showed no change. In 2009 charged rates showed an average 2% decrease. In general, charged rates at our PICA subsidiary increased in 2010 as compared to 2009, while rates at our other insurance subsidiaries decreased. Our charged rates include the effects of filed rates, surcharges and discounts. Despite competitive pressures, we continue to base our rates on expected losses, as indicated by our historical loss data and available industry loss data. We are committed to a rate structure that will allow us to fulfill our obligations to our insureds, while generating competitive returns for our shareholders.

We wrote approximately $16.0 million of new physician business during 2010.

Non-physician Premiums

Our non-physician healthcare providers are primarily dentists, chiropractors, optometrists, and allied health professionals. The 2010 increase is primarily related to allied health coverages, but also includes additional premium of $1.2 million generated by a targeted marketing campaign to optometrists.

Hospital and facility premiums decreased during 2010. The decline reflects many of the same competitive pressures that are affecting our business overall.

Non-physician "other" premiums are primarily legal professional liability premiums, but also includes other types of general liability premiums. The $1.1 million increase in premium volume for 2010 principally relates to our legal professional liability premiums.

Non-continuing in the above table separately identifies premium generated by certain types of miscellaneous liability coverages which we no longer provide. We do expect minimal premiums from these coverages in future periods.

Tail Premiums

We separately report tail premiums because we offer extended reporting endorsement or "tail" policies to insureds that are discontinuing their claims-made coverage with us. The amount of tail premium written and earned can vary widely from period to period.

Premiums Earned / Ceded

($ in thousands)	2010	2009	Change: Additional PICA/APS Activity		Change: Other	Change: Total $	Change: Total %
Premiums earned	**$ 548,955**	$ 540,012	*$ 28,796*	*(1)*	*$ (19,853)*	*$ 8,943*	*1.7%*
Premiums ceded	**29,848**	42,469	*566*		*(13,187)*	*(12,621)*	*(29.7%)*
Net premiums earned	**$ 519,107**	$ 497,543	*$ 28,230*		*$ (6,666)*	*$ 21,564*	*4.3%*

(1) Includes $5.1 million attributable to APS, substantially all of which relates to policies written prior to our acquisition of APS.

Premiums Earned

Because premiums are generally earned pro rata over the entire policy period, fluctuations in premiums earned tend to lag those of premiums written. Generally, our policies carry a term of one year, but as discussed above, we renew certain policies with a two-year term. Tail premiums are generally 100% earned in the period written because the policies insure only incidents that occurred in prior periods and are not cancellable.

The acquisition of APS is expected to increase 2011 earned premium by $20.4 million related to APS premiums written prior to the acquisition that were unearned at December 31, 2010. The premiums will be earned in 2011 on a pro rata basis, and are expected to affect 2011 premiums earned as follows: Q1 - $10.7 million; Q2 - $6.8 million; Q3 - $2.6 million; Q4 - $0.3 million.

Premiums Ceded

Premiums ceded represent the portion of earned premiums that we pay our reinsurers for their assumption of a portion of our losses. The premium that we cede to our reinsurers is determined, in part, by the loss experience (subject to minimums and maximums) of the business ceded to them. It takes a number of years before all losses are known, and in the intervening period, premiums due to the reinsurers are estimated.

Premiums ceded declined in both 2010 and 2009 ($13.4 million and $6.2 million, respectively) due to reductions in the estimated amounts expected to be due to reinsurers related to prior year coverages. These reductions had a significant effect on our reinsurance expense ratio as shown in the following table.

	Year Ended December 31: 2010	2009	*Change*
Reinsurance expense ratio before changes to prior accident years	**7.8%**	9.0%	(1.2)
Effect of estimate changes to prior accident years	**(2.4%)**	(1.1%)	(1.3)
Reinsurance expense ratio, calendar year	**5.4%**	7.9%	(2.5)

Excluding the effect of the changes to prior year estimates, the decrease in the reinsurance expense is primarily due to shifts in the mix of our business during 2010 as compared to 2009. In 2010 we discontinued offering certain non-physician liability policies (see discussion under Premiums), and reduced our reinsurance coverage related to the policies. Also, premiums earned from our legal professional liability business acquired from Georgia Lawyers were more heavily reinsured in 2009 than in 2010. Pre-acquisition reinsurance agreements were in effect in 2009 but ProAssurance reinsurance agreements with higher retention limits were in effect in 2010.

Net Investment Income, Equity in Earnings (Loss) of Unconsolidated Subsidiaries, Net Realized Investment Gains (Losses)

Net Investment Income

Net investment income is primarily derived from the income earned on our fixed maturity securities and also includes dividend income from equity securities, income from our short-term, cash equivalent investments, earnings from other investments and increases in the cash surrender value of business owned life insurance contracts. Investment fees and expenses are deducted from investment income.

Net investment income by investment category is as follows:

(In thousands)	Year Ended December 31			
	2010	2009	Change	
Fixed maturities	**$ 146,036**	$ 150,122	*$ (4,086)*	*(3%)*
Equities	**797**	1,036	*(239)*	*(23%)*
Short-term investments	**417**	1,209	*(792)*	*(66%)*
Other invested assets	**3,145**	2,802	*343*	*12%*
Business owned life insurance	**1,617**	1,563	*54*	*3%*
Investment expenses	**(5,632)**	(5,787)	*155*	*(3%)*
Net investment income	**$ 146,380**	$ 150,945	*$ (4,565)*	*(3%)*

<u>*Fixed Maturities.*</u> The decrease in income in 2010 reflects lower yields, partially offset by higher average investment balances.

The overall yield on our portfolio declined because we were not able to reinvest proceeds from maturities, pay-downs and sales at rates comparable to expiring rates while maintaining our asset quality and the duration of our portfolio. Average yields for our available-for-sale fixed maturity securities during 2010 and 2009 are as follows:

	Year Ended December 31	
	2010	2009
Average income yield	**4.3%**	4.6%
Average tax equivalent income yield	**5.0%**	5.3%

The level of our investment in fixed maturity securities varies depending upon a number of factors, including, among others, our operating cash needs, anticipated shifts in credit markets, the attractiveness of other investment alternatives, and cash needed for acquisitions or other capital purposes. In 2010 as compared to 2009, our average investment in fixed maturities increased by approximately 3%.

<u>*Short-term Investments.*</u> The decrease in earnings for 2010 reflects a decline in short-term interest rates and lower average invested balances.

Equity in Earnings (Loss) of Unconsolidated Subsidiaries

Equity in earnings (loss) of unconsolidated subsidiaries is derived from our investment interests accounted for under the equity method, as follows:

(In thousands)	Year Ended December 31		
	2010	2009	*Change*
Private investment funds, currently held	**$ 1,539**	$ 1,049	*$ 490*
Private investment fund, liquidated in 2010	**3,097**	389	*2,708*
Other business interests	**(1,494)**	–	*(1,494)*
Tax credit partnerships	**(1,897)**	–	*(1,897)*
Equity in earnings (loss) of unconsolidated subsidiaries	**$ 1,245**	$ 1,438	*$ (193)*

We hold interests in certain private investment funds that derive earnings from trading portfolios. The performance of these funds is affected by the volatility of equity and credit markets. One fund, shown separately in the table, was liquidated in July 2010.

We have acquired an interest in a development stage limited liability company that will, in time, engage in active business operations. While we expect this investment to provide a positive return over time, we anticipate operating losses during the start up phase, expected to last another twelve months. Our potential for loss is limited to the carrying amount of our investment, currently $3.4 million.

We began investing in tax credit limited partnerships in 2010. Our tax credit investments are designed to generate investment returns by providing tax benefits to fund investors in the form of net operating losses and tax credits. During 2010 our tax credit partnerships generated a tax benefit of approximately $1.0 million.

Tax Equivalent Investment Result

We believe that to fully understand our investment returns it is important to consider the tax benefits associated with certain investments; therefore, we impute a tax-equivalent investment result in order to better reflect the economies of our decision to invest in certain asset classes that are either taxed at lower rates and/or result in reductions to our federal income tax expense.

	Year ended December 31	
	2010	2009
Investment results, as reported:		
Net investment income	**$ 146,380**	$ 150,945
Equity in earnings of unconsolidated subsidiaries	**1,245**	1,438
	147,625	152,383
Taxable equivalent adjustments for: (1)		
State and municipal bonds	**21,975**	21,933
BOLI	**871**	842
Tax credit partnerships (2)	**1,538**	–
Tax-equivalent investment results	**$ 172,009**	$ 175,158

(1) All adjustments were calculated using the 35% federal statutory tax rate.
(2) Tax credits provided approximated $1.0 million in 2010. No credits were provided in 2009.

Net Realized Investment Gains (Losses)

The following table provides detailed information regarding our net realized investment gains (losses).

(In thousands)	Year Ended December 31 2010	2009
Total other-than-temporary impairment losses (1):		
Residential mortgage-backed securities	**$ (1,487)**	$ (3,393)
Corporate bonds	**–**	(3,749)
Equities	**–**	(494)
Equity interest in a private investment fund	**(3,373)**	–
High yield asset-backed securities, see discussion below	**(9,515)**	(536)
Portion recognized in (reclassified from) Other Comprehensive Income:		
Residential mortgage-backed securities	**(1,474)**	199
Net impairment losses recognized in earnings	**(15,849)**	(7,973)
Net gains (losses) from sales	**30,005**	12,066
Trading portfolio gains	**5,088**	9,335
Fair value adjustments, net	**(1,902)**	(636)
Net realized investment gains (losses)	**$ 17,342**	$ 12,792

(1) In accordance with GAAP, all OTTI losses prior to April 1, 2009 were recognized in earnings.

We have recognized impairments of $9.5 million during 2010 related to certain high-yield asset-backed securities. The securities were returned to our direct ownership in 2010 when our interest in a private investment fund was liquidated. Based on our intent to sell the securities, we have recognized all declines in fair value below our cost basis as other-than-temporary impairments.

We recognized an impairment of $3.4 million in 2010 related to an interest in a private investment fund which we account for on a cost basis. The fund has reported realized losses on the sale of securities, and we have reduced the carrying value of our interest in the fund in recognition of our pro rata share of those losses.

We recognized impairments in earnings of $3.0 million in 2010, including $1.5 million reclassified from OCI, related to residential mortgage-backed securities. Expected future cash flows were less than our carrying value for these securities; therefore, we reduced the carrying value of our interest in these securities and recognized the loss in our 2010 net income.

Fair value adjustments are attributable to our election of fair value treatment for both the 2019 Note Payable and related interest rate swap, as discussed in Notes 3 and 9 of the Notes to the Consolidated Financial Statements.

Losses and Loss Adjustment Expenses

The determination of calendar year losses involves the actuarial evaluation of incurred losses for the current accident year and the actuarial re-evaluation of incurred losses for prior accident years, including an evaluation of the reserve amounts required for losses in excess of policy limits.

Accident year refers to the accounting period in which the insured event becomes a liability of the insurer. For claims-made policies, which represent over 90% of the Company's business, the insured event generally becomes a liability when the event is first reported to the insurer; for occurrence policies the insured event becomes a liability when the event takes place. We believe that measuring losses on an accident year basis is the most indicative measure of the underlying profitability of the premiums earned in that period since it associates policy premiums earned with the estimate of the losses incurred related to those policy premiums.

The following tables summarize calendar year net losses and net loss ratios for the years ended December 31, 2010 and 2009 by separating losses between the current accident year and all prior accident years.

	Net Losses Year Ended December 31				Net Loss Ratios* Year Ended December 31		
			Total Change				
(In millions)	**2010**	2009	*$*	*%*	**2010**	2009	*Change*
Current accident year	**$ 455.1**	$ 438.4	*$ 16.7*	*3.8%*	**87.7%**	88.1%	*(0.4)*
Prior accident years	**(234.0)**	(207.3)	*(26.7)*	*12.9%*	**(45.1%)**	(41.7%)	*(3.4)*
Calendar year	**$ 221.1**	$ 231.1	*$ (10.0)*	*(4.3%)*	**42.6%**	46.4%	*(3.8)*

* Net losses as specified divided by net premiums earned.

The increase in current accident year losses for 2010 is primarily attributable to three additional months of PICA activity and one month of APS activity.

During the years ended December 31, 2010 and 2009, we recognized favorable loss development of $234.0 million and $207.3 million respectively, on a net basis, related to reserves established in prior years.

The principal components of development are as follows:

	Year Ended December 31	
(In millions)	**2010**	2009
Reserve development by accident year, favorable (unfavorable):		
2009 & 2008 accident years	**$ 3.0**	$ (1.1)
2007 & 2006 accident years	**104.3**	94.0
2005 & 2004 accident years	**80.5**	73.6
Accident years prior to 2004	**46.2**	40.8
Net favorable development recognized	**$ 234.0**	$ 207.3

Substantially all of the favorable development recognized during 2010 and 2009 relates to medical professional liability claims-made reserves. The favorable development for medical professional claims-made policies in both years is based upon observation of actual claims data that indicates that claims severity (i.e., the expected average cost of claims) is trending below our initial expectations. Given both the long tailed nature of our business and the past volatility of final claim settlement values, we are generally cautious in giving credence to the trends that lead to the recognition of favorable net loss development. As we conclude that sufficient credible data with respect to these trends exists we take appropriate actions. In the case of the claims severity trends, we believe it is appropriate to recognize the impact of these trends in our actuarial evaluation of prior period loss estimates while also remaining attentive to the past volatility of claims severity.

Assumptions used in establishing our reserve are regularly reviewed and updated by management as new data becomes available. Any adjustments necessary are reflected in the current operations. Due to the size of our reserve, even a small percentage adjustment to the assumptions can have a material effect on our results of operations for the period in which the change is made, as has been the case in 2010 and 2009.

Underwriting, Policy Acquisition and Operating Expenses

The table below provides a comparison of our 2010 and 2009 underwriting, policy acquisition and operating expenses:

(In thousands)	**2010**	2009	*Change* Related to PICA/APS Transactions	*Change* Other	*Change* Total $	*Change* Total %
Insurance operation expenses, total	**$ 132,002**	$ 112,889	*$ 10,093*	*$ 9,020*	*$ 19,113*	*16.9%*
Agency- related expenses	**2,978**	3,648	*522*	*(1,192)*	*(670)*	*(18.4%)*
	$ 134,980	$ 116,537	*$ 10,615*	*$ 7,828*	*$ 18,443*	*15.8%*

Expense Increase Related to PICA/APS (excluding agency related expenses)

Approximately $10.1 million of the 2010 increase in underwriting, policy acquisition and operating expenses are attributable to the PICA and APS transactions, as detailed below:

(In thousands)	
One month of APS activity in 2010	$ 1,721
Three additional months of PICA activity in 2010	5,683
APS transaction and closing costs expensed in 2010	2,000
PICA transaction and closing costs expensed in 2009	(2,500)
Increased PICA policy acquisition costs in 2010	3,189
	$ 10,093

In 2009 we incurred $2.5 million in transaction-related costs associated with the purchase of PICA, principally for severance costs and investment banking fees. Similarly, we incurred $2.0 million in transaction-related costs primarily in the third and fourth quarters of 2010 associated with the purchase of APS.

The increase in policy acquisition expenses reflects the application of GAAP purchase accounting rules whereby the capitalized policy acquisition costs for policies written prior to the acquisition date are written off rather than being expensed ratably over the term of the associated insurance policy. Application of this guidance resulted in lower-than-normal PICA acquisition costs in 2009. Similarly, APS acquisition expenses (for the one month included in our 2010 results) for 2010 are lower than what would be considered normal and will increase gradually in 2011 as more APS earned premium is generated by policies written after the acquisition date.

Other Expense Increase

The remaining $9.0 million increase in insurance operation expenses is primarily due to the following:

- Expense for policy acquisition costs was higher in 2010 primarily because premium earned related to allied healthcare, legal and miscellaneous professional liability coverages increased in 2010. Commission and underwriting expenses associated with these premiums are higher than those associated with physician premiums.
- We recognized $2.6 million in ceding commission expense related to a captive insurance arrangement that was terminated in 2010.
- We allocate our operating costs between insurance operations expense and loss adjustment expenses. The amount allocated to loss adjustment expense decreased by $3.5 million in 2010, which had the effect of increasing operating expenses.
- Guaranty fund assessments or recoupments are not controlled by us, but do affect our results. In both 2010 and 2009 recoupments exceeded assessments, but the recoupment benefit was $0.8 million greater in 2010.
- We terminated and replaced our Employee Stock Ownership Plan during the year, resulting in an acceleration of vesting of participants' accounts. This resulted in a charge of approximately $0.8 million during the year. The new plan put in place provides for vesting of benefits over a three year period and will result in lower operating expenses, as compared to the prior plan over the next three years.
- We entered into a deferred compensation agreement with one of our senior executives resulting in the recognition of a $1.1 million expense during the fourth quarter.

Agency-related expenses

We operate several fee-based agencies and provide benefit management services on a limited basis. Their business activities generate commission and service fee revenues which are reported as a part of other income. We have excluded the direct expenses of these entities from our underwriting expense ratio computations because their activities and business operations are not associated with the generation of premium revenues. During the latter part of 2010 we discontinued certain agency activities which reduced 2010 expenses as compared to 2009.

Underwriting Expense Ratio

	Underwriting Expense Ratio *		
	Year Ended December 31		
	2010	2009	*Change*
Insurance operation expenses	**25.4%**	22.7%	*2.7*

* Our expense ratio computations exclude agency-related expenses as discussed above.

The 2010 increase in our underwriting expense ratio reflects the net increase to expenses of 17%, discussed in the above paragraphs, mitigated by an increase to net earned premiums of 4%.

Interest Expense

The 2010 decrease in interest expense reflects a decline in average rates on our variable debt of approximately 50 basis points against an increase in average outstanding debt principal of approximately $1.4 million during 2010 as compared to 2009.

Interest expense by debt obligation is provided in the following table:

(In thousands)	Year Ended December 31		
	2010	2009	*Change*
Trust Preferred Debentures due 2034	**$ 978**	$ 1,160	*$ (182)*
Surplus Notes due May 2034 (1)	**508**	768	*(260)*
Note Payable due February 2012	**42**	28	*14*
Note Payable due February 2019 (2)	**1,178**	900	*278*
Surplus Notes due May 2033 (3)	**–**	147	*(147)*
Other	**587**	474	*113*
	$ 3,293	$ 3,477	*$ (184)*

(1) Converted from a fixed to a variable rate in May 2009
(2) Debt acquired in the PICA transaction
(3) Debt acquired in the PICA transaction; redeemed August 2009

Taxes

Our effective tax rate for each period is lower than the 35% statutory rate because a considerable portion of our net investment income is tax-exempt. Other factors affecting our effective tax rate include the following:

	Year Ended December 31	
	2010	2009
Statutory rate	**35.0%**	35.0%
Tax-exempt income	**(4.6)%**	(5.2%)
Tax credits (1)	**(0.3)%**	–
Valuation Allowance (2)	**(0.3)%**	–
BOLI Redemption (3)	**0.4%**	–
Other	**0.2%**	0.5%
Effective tax rate	**30.4 %**	30.3%

(1) We have invested in tax credit partnerships during 2010 (see Capital and Liquidity -Investment Exposures and Equity in Earnings (Loss) of Unconsolidated Subsidiaries). In 2010 we have recognized an expected tax benefit of approximately $1.0 million related to the credits to be transferred to us by the partnerships.

(2) During 2010 we reversed a valuation allowance previously established against deferred tax assets that were capital in character. We determined that it has become more likely than not that sufficient sources of taxable capital income will be available in future periods to allow us to fully utilize the deferred tax assets.

(3) We recognized additional tax of $1.3 million on the redemption of a portion of our BOLI investment as discussed in Capital and Liquidity -Investment Exposures. Increases in the cash surrender value on BOLI policies are not taxable unless redeemed. Upon redemption, the difference in the proceeds from redemption and premiums previously paid on the policies redeemed become taxable. In this instance, the difference approximated $2.9 million.

Income tax expense is provided in the following table:

	Year Ended December 31		
	2010	2009	*Change*
Provision for income taxes			
Current expense (benefit)	**$ 105,479**	$ 70,122	*$ 35,357*
Deferred expense (benefit)	**(4,400)**	26,614	*(31,014)*
Total income tax expense (benefit)	**$ 101,079**	$ 96,736	*$ 4,343*

Although our effective tax rate is consistent between 2010 and 2009, current tax expense increased by approximately $35.4 million in 2010. In 2009 we received a current tax benefit from the sale of impaired securities that was $15.9 million greater than the benefit received in 2010. Additionally, in 2009 we received a benefit of $7.8 million related to the settlement of the CHW Judgment.

Overview of Results–Years Ended December 31, 2009 and 2008

Net income totaled $222.0 million for the year ended December 31, 2009 as compared to $177.7 million for the year ended December 31, 2008. Net income per diluted share was $6.70 and $5.22 for the years ended December 31, 2009 and 2008, respectively. The increase in diluted earnings per share is primarily attributable to an increase in net income, but also reflects a decrease in diluted weighted average shares outstanding.

Results from the years ended December 31, 2009 and 2008, respectively, compare as follows:

Premiums—Exclusive of PICA

Net premiums earned declined in 2009 by approximately $32.0 million (7.0%) for the year. The decline reflects the effects of a competitive market place and rate reductions resulting from improved loss trends.

Premiums—PICA

PICA contributed net premiums earned of $70.3 million during 2009.

Net Investment Income; Net Realized Investment Gains (Losses)—Consolidated

Our 2009 net investment results (which include both net investment income and earnings from unconsolidated subsidiaries) increased by $2.0 million (1.3%) and reflect improved results from our investments in unconsolidated subsidiaries offset by the decline in net investment income primarily due to lower yields on short-term securities.

Net realized gains were $12.8 million in 2009 as compared to net realized losses of $50.9 million for 2008. The improvement is principally the result of a $39.0 million reduction in impairment losses due to more favorable market conditions during 2009.

Gain/Loss on Extinguishment of Debt—Consolidated

Our 2009 results reflect a $2.8 million ($1.8 million after tax) loss related to the extinguishment of debt, while our 2008 results reflect a $4.6 million ($2.9 million after tax) gain from the extinguishment of debt. During 2009 we redeemed at par surplus notes acquired in the PICA acquisition which were valued below par on the date of acquisition. For additional information regarding the extinguishment of debt see Note 10 to the Consolidated Financial Statements.

Expenses—Exclusive of PICA

Current accident year net losses decreased by $22.2 million (5.6%) in 2010, principally due to a decline in insured risks. We recognized favorable development in 2009 of $207.3 million (a $22.0 million increase).

Underwriting, policy acquisition and operating expenses increased during 2009 by $1.5 million (1.5%) as compared to 2008, primarily due to additional expenses associated with an increase in non-physician premiums and higher commission costs for physician premiums.

Interest expense declined by $4.9 million in 2009 because we reduced the outstanding principal balance of our long-term debt during the latter half of 2008 by $129 million.

Expenses—PICA

The following PICA expenses are included in our 2009 operating results:

(In thousands)	Year Ended December 31, 2009
Net losses	$ 63,757
Underwriting, policy acquisition and operating expenses	$ 15,343
Interest expense	$ 1,521

Ratios

Our net loss ratio exclusive of PICA decreased to 39.2% in 2009 from 46.1% in 2008, primarily because favorable prior year loss development had a more pronounced effect on the calendar year net loss ratio in 2009 (because 2009 earned premium was less than 2008 earned premium, and because favorable loss development was higher in 2009). Our 2009 calendar year net loss ratio when PICA subsidiaries are included is 46.4%.

Our expense ratio exclusive of PICA increased to 23.2% in 2009 from 21.6% in 2008, primarily because premiums earned decreased but expenses remained relatively flat. Our 2009 expense ratio is 22.7% when the PICA subsidiaries are included.

Our operating ratio exclusive of PICA decreased to 28.5% in 2009 from 33.3% in 2008, reflecting the improvement in the net loss ratio, offset by a higher expense ratio and lower investment ratio. Our operating ratio including PICA is 38.8% for 2009.

Return on equity, which is computed only on a consolidated basis, is 14.2% for 2009.

Non-GAAP Financial Measures

Operating income is a Non-GAAP financial measure that is widely used to evaluate the performance of insurance entities. Operating income excludes the after-tax effects of realized gains or losses, guaranty fund assessments and debt retirement gain or loss. We believe operating income presents a useful view of the performance of our insurance operations, but should be considered in conjunction with net income computed in accordance with GAAP.

The following table is a reconciliation of Net income to Operating income:

	Year Ended December 31	
(In thousands, except per share data)	**2009**	2008
Net income	**$ 222,026**	$ 177,725
Items excluded in the calculation of operating income:		
(Gain) loss on extinguishment of debt	**2,839**	(4,571)
Net realized investment (gains) losses	**(12,792)**	50,913
Guaranty fund (recoupments) assessments	**(533)**	(1,334)
Pre-tax effect of exclusions	**(10,486)**	45,008
Tax effect, at 35%	**3,670**	(15,753)
Operating income	**$ 215,210**	$ 206,980
Per diluted common share:		
Net income	**$ 6.70**	$ 5.22
Effect of exclusions	**(0.21)**	0.85
Operating income per diluted common share	**$ 6.49**	$ 6.07

Results of Operations–Year Ended December 31, 2009 Compared to Year Ended December 31, 2008

Selected consolidated financial data for each period is summarized in the table below.

($ in thousands, except share data)	Year Ended December 31 2009	2008	Change
Revenues:			
Gross premiums written	$ 553,922	$ 471,482	$ 82,440
Net premiums written	$ 514,043	$ 429,007	$ 85,036
Premiums earned	$ 540,012	$ 503,579	$ 36,433
Premiums ceded	(42,469)	(44,301)	1,832
Net premiums earned	497,543	459,278	38,265
Net investment income	150,945	158,384	(7,439)
Equity in earnings (loss) of unconsolidated subsidiaries	1,438	(7,997)	9,435
Net realized investment gains (losses)	12,792	(50,913)	63,705
Gain on extinguishment of debt	–	4,571	(4,571)
Other income	9,965	3,839	6,126
Total revenues	672,683	567,162	105,521
Expenses:			
Losses and loss adjustment expenses	265,983	267,412	(1,429)
Reinsurance recoveries	(34,915)	(55,913)	20,998
Net losses and loss adjustment expenses	231,068	211,499	19,569
Underwriting, policy acquisition and operating expenses	116,537	100,385	16,152
Interest expense	3,477	6,892	(3,415)
Loss on extinguishment of debt	2,839	–	2,839
Total expenses	353,921	318,776	35,145
Income before income taxes	318,762	248,386	70,376
Income taxes	96,736	70,661	26,075
Net income	$ 222,026	$ 177,725	$ 44,301
Earnings per share:			
Basic	$ 6.76	$ 5.43	$ 1.33
Diluted	$ 6.70	$ 5.22	$ 1.48
Net loss ratio	46.4%	46.1%	0.3
Underwriting expense ratio	22.7%	21.7%	1.0
Combined ratio	69.1%	67.8%	1.3
Operating ratio	38.8%	33.3%	5.5
Return on equity	14.2%	13.3%	0.9

PLEASE NOTE: All variance discussions that follow exclude the effects of the PICA acquisition unless specifically stated otherwise. In all tables the abbreviation “nm” indicates that the percentage change is not meaningful, either because the prior year amount is zero or because the percent change exceeds 100%.

Premiums

($ in thousands)	2009	2008	Change	
		Year Ended December 31		
Gross premiums written:				
PRA all other	**$ 477,022**	$ 471,482	*$ 5,540*	*1.2%*
PICA Acquisition	**76,900**	–	*76,900*	*nm*
	$ 553,922	$ 471,482	*$ 82,440*	*17.5%*
Net premiums written:				
PRA all other	**$ 439,354**	$ 429,007	*$ 10,347*	*2.4%*
PICA Acquisition	**74,689**	–	*74,689*	*nm*
	$ 514,043	$ 429,007	*$ 85,036*	*19.8%*
Premiums earned:				
PRA all other	**$ 467,269**	$ 503,579	*$ (36,310)*	*(7.2%)*
PICA Acquisition	**72,743**	–	*72,743*	*nm*
	$ 540,012	$ 503,579	*$ 36,433*	*7.2%*
Premiums ceded:				
PRA all other	**$ 39,986**	$ 44,301	*$ (4,315)*	*(9.7%)*
PICA Acquisition	**2,483**	–	*2,483*	*nm*
	$ 42,469	$ 44,301	*$ (1,832)*	*(4.1%)*
Net premiums earned:				
PRA all other	**$ 427,283**	$ 459,278	*$ (31,995)*	*(7.0%)*
PICA Acquisition	**70,260**	–	*70,260*	*nm*
	$ 497,543	$ 459,278	*$ 38,265*	*8.3%*

Gross Premiums Written

Gross premiums written by component are as follows:

($ in thousands)	2009	2008	Change	
		Year Ended December 31		
Physician (1):				
PRA all other	**$ 379,348**	$ 389,492	*$ (10,144)*	*(2.6%)*
PICA Acquisition	**62,512**	–	*62,512*	*nm*
	441,860	389,492	*52,368*	*13.4%*
Non-physician (1):				
Healthcare providers				
PRA all other	**27,139**	15,582	*11,557*	*74.2%*
PICA Acquisition	**9,450**	–	*9,450*	*nm*
	36,589	15,582	*21,007*	*134.8%*
Hospital and facility (1)	**31,350**	31,229	*121*	*0.4%*
Other (1)				
PRA all other	**19,345**	11,659	*7,686*	*65.9%*
PICA Acquisition	**4,397**	–	*4,397*	*nm*
	23,742	11,659	*12,083*	*103.6%*
Non-physician total	**91,681**	58,470	*33,211*	*56.8%*
Tail premiums (2)	**20,381**	23,520	*(3,139)*	*(13.3%)*
Total Gross Premiums Written	**$ 553,922**	$ 471,482	*$ 82,440*	*17.5%*

(1) Excludes tail premiums
(2) Includes PICA tail premiums of $0.5 million

PRA Exclusive of PICA

Changes in our premium volume are driven by three primary factors: our retention of existing business, the amount of new business we are able to generate (including business that comes to PRA as a result of acquisitions), and the premium charged for business that is renewed, which is affected both by rates charged and by the amount and type of coverage an insured chooses to purchase. The professional liability market continues to remain competitive with some competitors choosing to compete primarily on price.

Physician premiums continue to be our primary revenue source and comprise 80% and 83% of our gross premiums written in 2009 and 2008, respectively. Our physician retention rate is 89% and 88% for the years ended December 31, 2009 and 2008, respectively. Retention rates are affected by a number of factors. Insureds may terminate coverage because they are leaving the practice of medicine through death, disability or retirement. Also, based on our underwriting evaluation, we may choose not to renew an insured. We may lose business to competitors or to self-insurance mechanisms (often when physicians join hospital based practice groups) due to pricing or other issues.

New business increased during 2009. We wrote approximately $22 million of new physician business during the year that was not attributable to acquisitions, as compared to $12 million in 2008.

In the third and fourth quarters of 2008, we began renewing physician policies for a two-year term in a selected jurisdiction. Written premium for the entire two-year policy term is recorded in the period the policy is renewed, while earned premium is recorded on a pro rata basis over the two-year policy term. The gross written premiums attributable to two-year policies for 2009 is $23.0 million as compared to $2.7 million written in 2008. Also, in 2009, in order to more evenly distribute renewals throughout the year, we offered early renewal to a number of insureds who would otherwise have had a first quarter 2010 renewal date. As a result of the shift in renewal dates, in 2010 there will be approximately $9 million less in business eligible to be renewed.

As favorable loss trends have emerged we have lowered our rates where indicated. For our physician business, our charged rates on 2009 renewals decreased 4% on average, as compared to an average decrease of 6% for 2008. Our charged rates include the effects of filed rates, surcharges and discounts. Despite competitive pressures, we remain committed to a rate structure that will allow us to fulfill our obligations to our insureds, while generating competitive returns for our stockholders.

Our non-physician healthcare providers are primarily dentists and allied health professionals. The 2009 increase in this business is primarily attributable to business contributed by Mid-Continent. Non-physician “other” premiums are primarily legal professional liability premiums, but also includes other types of general liability premiums. The acquisitions of Georgia Lawyers and Mid-Continent contributed additional non-physician premiums of approximately $18 million in 2009.

We separately report tail premiums because we offer extended reporting endorsement or "tail" policies to insureds that are discontinuing their claims-made coverage with us, but we do not market such coverages separately. The amount of tail premium written and earned can vary widely from period to period.

PICA

Gross premiums written contributed by PICA consist primarily of coverages provided to podiatrists, who are categorized as physician premiums in the above table, and coverages provided to chiropractors, who are categorized as non-physician health-care providers in the above table. Our 2009 retention rate for the core PICA business is approximately 93%.

Premiums Earned

($ in thousands)	Year Ended December 31			
	2009	2008	*Change*	
Premiums earned:				
PRA all other	**$ 467,269**	$ 503,579	*$ (36,310)*	*(7.2%)*
PICA Acquisition	**72,743**	–	*72,743*	*nm*
	$ 540,012	$ 503,579	*$ 36,433*	*7.2%*

Because premiums are generally earned pro rata over the entire policy period, fluctuations in premiums earned tend to lag those of premiums written. Generally, our policies carry a term of one year, but as discussed above, beginning in late 2008 we began to renew some policies with a two-year term. Tail premiums are 100% earned in the period written because the policies insure only incidents that occurred in prior periods and are not cancellable.

PRA Exclusive of PICA

Exclusive of the effect of tail premiums and acquisitions, the decline in premiums earned for the year ended December 31, 2009 as compared to 2008 reflects declines in gross premiums written during 2008 and 2009.

PICA

PICA subsidiaries contributed earned premiums of approximately $73 million during 2009; approximately $41.6 million of which relates to premiums written prior to the date of acquisition (and thus never reported in our written premiums). At December 31, 2009 approximately $1.7 million of premium written prior to the acquisition is yet to be earned and will be added to our earned premium on a pro rata basis, principally during the first quarter of 2010.

Premiums Ceded

($ in thousands)	Year Ended December 31			
	2009	2008	*Change*	
Premiums ceded:				
PRA all other	**$ 39,986**	$ 44,301	*$ (4,315)*	*(9.7%)*
PICA Acquisition	**2,483**	–	*2,483*	*nm*
	$ 42,469	$ 44,301	*$ (1,832)*	*(4.1%)*
Reinsurance expense ratio:*			*(points)*	
PRA all other	**8.6%**	8.8%	*(0.2)*	
PICA Acquisition	**3.4%**	–	*nm*	
Consolidated	**7.9%**	8.8%	*(0.9)*	

*Calculated as premiums ceded as a percentage of premiums earned

Premiums ceded represent the portion of earned premiums that we pay our reinsurers for their assumption of a portion of our losses. The premium that we cede to our reinsurers is determined, in part, by the loss experience (subject to minimums and maximums) of the business ceded to them. It takes a number of years before all losses are known, and in the intervening period, premiums due to the reinsurers are estimated.

PRA Exclusive of PICA

Premiums ceded in both 2009 and 2008 include amounts related to changes to our estimates of reinsurance premiums incurred for prior accident years, as follows.

	Premiums Ceded		Reinsurance Expense Ratio	
	Year Ended December 31		Year Ended December 31	
(In thousands)	**2009**	2008	**2009**	2008
Premiums ceded, before estimate changes	**$ 45,977**	$ 45,509	**9.8%**	9.0%
Estimate changes, prior accident years	**(5,991)**	(1,208)	**(1.2%)**	(0.2%)
Premiums ceded	**$ 39,986**	$ 44,301	**8.6%**	8.8%

The increase in our reinsurance expense ratio for 2009 is due to an increase in premiums ceded, along with a decrease in premiums earned, which reflects shifts in the mix of our premiums. The increase in premiums ceded is principally related to legal professional liability premiums, which are generally more heavily reinsured than our physician premiums. The decline in premiums earned is principally attributable to physician policies with lower coverage limits for which we retain all of the risk of loss; consequently, there is no corresponding decrease to premiums ceded.

The amount of reinsurance premiums incurred for prior accident years is largely determined based on the losses expected to be recovered, subject to certain minimums and maximums specific to the reinsurance agreement being adjusted. In both 2009 and 2008, we reduced our estimates of prior accident year gross losses within our reinsured layers of coverage, as well as the related reinsurance recoveries and premiums ceded. However, the reductions were more pronounced in 2009.

PICA

The PICA subsidiaries cede only a small portion of the risk on the policies they issue. Accordingly, the reinsurance expense ratio for these entities is minimal.

Net Investment Income, Equity in Earnings (Loss) of Unconsolidated Subsidiaries, Net Realized Investment Gains (Losses)

Net Investment Income-Consolidated

	Year Ended December 31			
($ in thousands)	**2009**	2008	*Change*	
Net investment income	**$ 150,945**	$ 158,384	$ (7,439)	(4.7%)

Net investment income is primarily derived from the income earned by our fixed maturity securities and also includes income from our short-term, cash equivalent investments, dividend income from equity securities, earnings from other investments and increases in the cash surrender value of business owned executive life insurance contracts. Investment fees and expenses are deducted from investment income.

Net investment income by investment category is as follows:

	Year Ended December 31	
(In thousands)	**2009**	2008
Fixed maturities	**$ 150,122**	$ 150,085
Equities	**1,036**	1,231
Short-term investments	**1,209**	6,891
Other invested assets	**2,802**	2,801
Business owned life insurance	**1,563**	1,932
Investment expenses	**(5,787)**	(4,556)
Net investment income	**$ 150,945**	$ 158,384

Fixed Maturities. The increase in income in 2009 reflects higher average invested balances, the benefit of which was offset almost entirely by lower yields. The increase in average invested balances is principally attributable to the PICA acquisition. Yields declined in 2009 as a result of proceeds from maturities and sales being reinvested at lower rates. Lower returns from TIPS (Treasury Inflation Protected Securities) also reduced yields in 2009. We expect average yields to continue to decrease in 2010, unless market rates improve. Average yields for our available-for-sale fixed maturity securities during 2009 and 2008 are as follows:

	Year Ended December 31	
	2009	2008
Average income yield	**4.6%**	4.8%
Average tax equivalent income yield	**5.3%**	5.6%

Short-term Investments. The decrease in earnings from short-term investments during 2009 reflects a decline in market interest rates (an average of 200 basis points for the year) on lower average balances in 2009 as compared to 2008. In the latter portion of 2008, we increased our short-term holdings because of the instability in the longer term market and to also provide funds needed for the PICA acquisition. As markets stabilized in 2009, we reduced our short-term holdings.

Equity in Earnings (Loss) of Unconsolidated Subsidiaries-Consolidated

	Year Ended December 31		
(In thousands)	**2009**	2008	*Change*
Equity in earnings (loss) of unconsolidated subsidiaries	**$ 1,438**	$ (7,997)	*$ 9,435*

Equity in earnings (loss) of unconsolidated subsidiaries is derived from our investment interests in three private funds accounted for under the equity method. The funds primarily hold trading portfolios, and changes in the fair value of securities held by the fund are included in current earnings of the fund. The performance of all three funds is affected by the volatility of equity and credit markets. No unconsolidated subsidiaries were acquired in the PICA acquisition.

Net Realized Investment Gains (Losses)-Consolidated

The following table provides detailed information regarding our net realized investment gains (losses).

	Year Ended December 31	
(In thousands)	**2009**	2008
Total other-than-temporary impairment losses:		
Residential mortgage-backed securities (1)	**$ (3,393)**	$ (9,140)
Corporate bonds (2)	**(3,749)**	(25,347)
Equities (3)	**(494)**	(10,564)
Other (4)	**(536)**	(1,969)
Portion recognized in Other Comprehensive Income (5):		
Residential mortgage-backed securities	**199**	–
Net impairment losses recognized in earnings	**(7,973)**	(47,020)
Net gains (losses) from sales	**12,066**	1,533
Trading portfolio gains (losses)	**9,335**	(5,426)
Fair value adjustments, net	**(636)**	–
Net realized investment gains (losses)	**$ 12,792**	$ (50,913)

(1) Includes unrealized impairment losses of approximately $61,000 that were recognized in earnings in the first quarter of 2009 but reclassified from retained earnings to other comprehensive income on April 1, 2009
(2) Includes $19.5 million related to Lehman for 2008
(3) Includes $9.5 million related to Fannie Mae and Freddie Mac preferred stock for 2008
(4) 2008 includes $1.0 million related to the Reserve Primary Fund
(5) In accordance with GAAP all OTTI losses prior to April 1, 2009 were recognized in earnings

Trading portfolio gains are primarily attributable to improved market prices for equity securities during 2009. Fair value adjustments are attributable to our election of fair value treatment for both the 2019 Note Payable and related interest rate swap, as discussed in Note 10 to the Consolidated Financial Statements.

Losses and Loss Adjustment Expenses

The determination of calendar year losses involves the actuarial evaluation of incurred losses for the current accident year and the actuarial re-evaluation of incurred losses for prior accident years, including an evaluation of the reserve amounts required for losses in excess of policy limits.

Accident year refers to the accounting period in which the insured event becomes a liability of the insurer. For occurrence policies the insured event becomes a liability when the event takes place; for claims-made policies, which represent the majority of the Company's business, the insured event generally becomes a liability when the event is first reported to the insurer. We believe that measuring losses on an accident year basis is the most indicative measure of the underlying profitability of the premiums earned in that period since it associates policy premiums earned with the estimate of the losses incurred related to those policy premiums. All losses associated with the subsidiaries we acquired from PICA are considered current accident year losses because the insured event became a ProAssurance liability in 2009.

The following table summarizes calendar year net losses and net loss ratios for the years ended December 31, 2009 and 2008, respectively, by separating losses between the current accident year and all prior accident years.

	Net Losses			Net Loss Ratios*		
	Year Ended December 31			Year Ended December 31		
($ in millions)	**2009**	2008	*Change*	**2009**	2008	*Change*
Current accident year:						
PRA all other	**$ 374.6**	$ 396.8	*$ (22.2)*	**87.7%**	86.4%	*1.3*
PICA Acquisition	**63.8**	–	*63.8*	**90.7%**	–	*90.7*
Consolidated	**$ 438.4**	$ 396.8	*$ 41.6*	**88.1%**	86.4%	*1.7*
Prior accident years:						
PRA all other	**$ (207.3)**	$ (185.3)	*$ (22.0)*	**(48.5%)**	(40.3%)	*(8.2)*
PICA Acquisition	–	–	–	–	–	–
Consolidated	**$ (207.3)**	$ (185.3)	*$ (22.0)*	**(41.7%)**	(40.3%)	*(1.4)*
Calendar year:						
PRA all other	**$ 167.3**	$ 211.5	*$ (44.2)*	**39.2%**	46.1%	*(6.9)*
PICA Acquisition	**63.8**	–	*63.8*	**90.7%**	–	*90.7*
Consolidated	**$ 231.1**	$ 211.5	*$ 19.6*	**46.4%**	46.1%	*0.3*

*Net losses as specified divided by net premiums earned.

PRA Exclusive of PICA

The current accident year loss ratio increased 1.3 points when compared to the prior year, approximately 60% of this increase is attributable to an increase to our reserve for the death, disability and retirement (DDR) provision in our claims-made polices. After a number of coverage years, most of our insureds qualify for this extended coverage when the insured retires or should the insured die or become disabled during the policy term. Our strong retention rate has resulted in an increase in the number of insureds expected to become eligible to receive this extended coverage and we have recorded a corresponding increase to the related reserve.

During the years ended December 31, 2009 and 2008, we recognized favorable loss development of $207.3 million and $185.3 million, on a net basis, related to reserves established in prior years.

The principal components of development are as follows:

(In millions)	Year Ended December 31	
	2009	2008
Reserve development by accident year, favorable (unfavorable):		
2008 & 2007 accident years	**$ (1.1)**	$ 9.8
2006 & 2005 accident years	**94.0**	110.5
2004 & 2003 accident years	**73.6**	58.2
Accident years prior to 2003	**40.8**	6.8
Net favorable development recognized	**$ 207.3**	$ 185.3

Substantially all of the development recognized during 2009 and 2008 relates to medical professional liability claims-made reserves. The favorable development for medical professional claims made policies in both 2009 and 2008 is based upon observation of actual claims data which indicates that claims severity (i.e., the expected average cost of claims) is trending below our initial expectations. Given both the long tailed nature of our business and the past volatility of final claim settlement values, we are generally cautious in giving credence to the trends that lead to the recognition of favorable net loss development. As we conclude that sufficient credible data with respect to these trends exists we take appropriate actions. In the case of the claims severity trends, we believe it is appropriate to recognize the impact of these trends in our actuarial evaluation of prior period loss estimates while also remaining attentive to the past volatility of claims severity.

In establishing the rates for our insurance products we consider loss and loss trends over a multi-year period. To the extent that we experience improvements in claims frequency and claims severity these improvements are considered in our rate making process and reflected in our established rates. We have reflected decreased estimates of severity in our rate making process as well as in our loss estimates for several years.

Assumptions used in establishing our reserve are regularly reviewed and updated by management as new data becomes available. Any adjustments necessary are reflected in the current operations. Due to the size of our reserve, even a small percentage adjustment to the assumptions can have a material effect on our results of operations for the period in which the change is made.

PICA

The current accident year loss ratio was adversely affected by an increase to reserves for the DDR provision associated with PICA claims-made policies and by unfavorable development of losses associated with certain other liability coverages. When the effect of these two items is excluded, PICA 2009 net loss ratio is approximately 80%. In 2010, we plan to discontinue offering the other liability coverage that generated the 2009 unfavorable development.

Underwriting, Policy Acquisition and Operating Expenses

($ in thousands)	Underwriting, Policy Acquisition and Operating Expenses				Underwriting Expense Ratio (1) (2)		
	Year Ended December 31				Year Ended December 31		
	2009	2008	*Change*		**2009**	2008	*Change*
Insurance operation expenses:							
PRA all other	**$ 99,233**	$ 99,182	*$ 51*	*0.1%*	**23.2%**	21.6%	*1.6*
PICA acquisition (2)	**13,656**	710	*12,946*	*nm*	**19.4%**	0.1%	*nm*
	112,889	99,892	*12,997*	*13.0%*	**22.7%**	21.7%	*1.0*
Agency-related expenses:							
PRA all other	**1,961**	493	*1,468*	*nm*			
PICA acquisition	**1,687**	–	*1,687*	*nm*			
	3,648	493	*3,155*	*nm*			
	$ 116,537	$ 100,385	*$ 16,152*	*16.1%*			

(1) Our expense ratio computations exclude non unrelated expenses.
(2) PICA transaction expenses of $710,000 were paid by ProAssurance during 2008.

Insurance Operation Expenses-Exclusive of PICA

Expenses during 2009 reflect a number of cost variations, but changed little on a net basis. Expenses for commissions, brokerage fees, and underwriting and sales salaries and benefits were higher in 2009, both because we earned more non-physician premiums which carry higher expenses than physician premiums and because more of our physician premium was generated by external (commissioned) agents. Also, guaranty fund recoupments are lower in 2009 than in 2008. Partially offsetting these higher costs is a $1.5 million reduction in share based compensation costs, due to a different type of award made in 2009. Costs were also reduced in 2009 by a $1.8 million benefit related to final settlement of the CHW Judgment (actual costs incurred were less than amounts previously estimated).

Other Expense Information

Agency-related expenses. We operate several insurance agencies and provide benefit management services on a limited basis through a separate PICA subsidiary. These activities generate commission and service fee revenues, which are reported as a part of other income. The acquisition of Mid-Continent and PICA increased these expenses in 2009. We have excluded the direct expenses of these activities from our underwriting expense ratio computations because the activities are not associated with the generation of premium revenues.

Guaranty fund assessments. Insurance operation expenses in the table above are reduced by net recoupments from guaranty fund assessments of approximately $0.5 million and $1.3 million during 2009 and 2008, respectively.

Underwriting Expense Ratio-Exclusive of PICA

The 1.6 point increase in our underwriting expense ratio is primarily a result of a 7% decline in net premiums earned in 2009 as compared to 2008, while expenses remained relatively flat. A non-recurring expense reduction related to final settlement of the CHW litigation, as discussed above, reduced our 2009 expenses; excluding this non-recurring item increases the 2009 ratio to 23.6%.

Underwriting Expense Ratio-PICA

PICA 2009 expenses include non-recurring transaction related expenses of approximately $2.5 million recorded during 2009. Excluding this non-recurring item decreases the PICA expense ratio to

15.9%. Almost 60% of PICA 2009 earned premium relates to policies written prior to the acquisition. In accordance with the GAAP guidance for business combinations, we did not recognize any acquisition expense for these policies. However, in 2010, almost all of our PICA earned premium will relate to policies written after the acquisition. On average, in 2010 we would expect the PICA expense ratio to approximate 22%.

Interest Expense

Consolidated

Interest expense decreased in 2009 as compared to 2008 primarily because we reduced outstanding debt in the latter half of 2008. We converted all our Convertible Debentures in July of 2008 (aggregate principal of $107.6 million) and extinguished approximately $23 million of our 2034 Trust Preferred Securities/Debentures (TPS/Debentures) in mid-December 2008. Also, rates on our variable rate debt decreased by approximately 200 basis points in 2009 as compared to 2008. These reductions in interest expense were partially offset by additional interest expense incurred in the latter half of 2009 related to debt and other liabilities assumed in the PICA acquisition (see Notes 3 and 10).

Interest expense by debt obligation is provided in the following table:

(In thousands)	Year Ended December 31		
	2009	2008	*Change*
Debt obligations held prior to PICA acquisition:			
Convertible Debentures	**$ –**	$ 2,283	*$ (2,283)*
Trust Preferred Securities/Debentures due 2034	**1,160**	3,463	*(2,303)*
Surplus Notes due May 2034	**768**	1,138	*(370)*
Surplus Note due February 2012	**28**	–	*28*
Debt assumed in the PICA acquisition:			
2033 Surplus Notes	**147**	–	*147*
Note Payable due February 2019	**900**	–	*900*
Other (including PICA)	**474**	8	*466*
	$ 3,477	$ 6,892	*$ (3,415)*

Taxes

Consolidated

Our effective tax rate for each period is significantly lower than the 35% statutory rate because a considerable portion of our net investment income is tax-exempt. The effect of tax-exempt income on our effective tax rate is shown in the table below:

	Year Ended December 31	
	2009	2008
Statutory rate	**35.0%**	35.0%
Tax-exempt income	**(5.2%)**	(7.0%)
Other	**0.5%**	0.4%
Effective tax rate	**30.3%**	28.4%

Tax exempt income had a less significant effect on our 2009 effective tax rate primarily because 2009 taxable income increased at a greater rate than tax-exempt income. Our 2009 taxable income reflected impairment losses of $8.0 million, whereas 2008 taxable income reflected impairment losses of $47.0 million. Also, we recognized more (a $22.0 million increase) favorable loss development in 2009 than in 2008 which also increased 2009 taxable income.

We expect to be able to realize the full benefit of deferred tax assets associated with impairment losses because capital gains recognized during the statutory carryback period are sufficient to absorb the impairment losses. A deferred tax asset valuation allowance of approximately $0.9 million has been established related to PICA capital loss carry-forwards.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

We believe that we are principally exposed to three types of market risk related to our investment operations. These risks are interest rate risk, credit risk and equity price risk.

Interest Rate Risk

Our fixed maturities portfolio is exposed to interest rate risk. Fluctuations in interest rates have a direct impact on the market valuation of these securities. As interest rates rise, market values of fixed income portfolios fall and vice versa. Certain of the securities are held in an unrealized loss position; we do not intend to sell and believe we will not be required to sell any of the debt securities held in an unrealized loss position before its anticipated recovery.

The following table summarizes estimated changes in the fair value of our available-for-sale fixed maturity securities for specific hypothetical changes in interest rates by asset class at December 31, 2010. There are principally two factors that determine interest rates on a given security: market interest rates and credit spreads. As different asset classes can be affected in different ways by movements in those two factors, we have broken out our portfolio by asset class in the following table.

	December 31, 2010 Interest Rate Shift in Basis Points				
	(200)	(100)	Current	100	200
Fair Value (in millions):					
U.S. Treasury obligations	$ 237	$ 232	$ 226	$ 220	$ 215
U.S. Agency obligations	74	71	69	66	64
State and municipal bonds	1,367	1,308	1,244	1,181	1,122
Corporate bonds	1,428	1,383	1,333	1,281	1,232
Asset-backed securities	757	750	732	708	680
All fixed maturity securities	$ 3,863	$ 3,744	$ 3,604	$ 3,456	$ 3,313
Duration:					
U.S. Treasury obligations	*3.53*	*3.64*	*3.78*	*3.70*	*3.62*
U.S. Agency obligations	*3.47*	*3.66*	*3.82*	*3.82*	*3.77*
State and municipal bonds	*3.88*	*4.91*	*5.02*	*5.08*	*5.09*
Corporate bonds	*3.35*	*3.83*	*4.01*	*3.92*	*3.82*
Asset-backed securities	*1.84*	*2.25*	*3.02*	*3.56*	*3.81*
All fixed maturity securities	*3.24*	*3.88*	*4.14*	*4.23*	*4.24*
	December 31, 2009				
Fair Value (in millions):					
U.S. Treasury obligations	$ 160	$ 156	$ 154	$ 150	$ 147
U.S. Agency obligations	70	69	67	66	64
State and municipal bonds	1,601	1,528	1,449	1,373	1,301
Corporate bonds	1,152	1,114	1,074	1,035	999
Asset-backed securities	725	717	699	673	645
All fixed maturity securities	$ 3,708	$ 3,584	$ 3,443	$ 3,297	$ 3,156
Duration:					
U.S. Treasury obligations	*3.22*	*3.27*	*3.29*	*3.23*	*3.14*
U.S. Agency obligations	*2.70*	*3.10*	*3.10*	*3.04*	*3.04*
State and municipal bonds	*4.38*	*5.20*	*5.29*	*5.31*	*5.27*
Corporate bonds	*3.45*	*3.69*	*3.71*	*3.62*	*3.54*
Asset-backed securities	*1.65*	*1.64*	*3.03*	*3.91*	*4.21*
All fixed maturity securities	*3.44*	*3.84*	*4.15*	*4.30*	*4.31*

Interest Rate Risk (continued)

Computations of prospective effects of hypothetical interest rate changes are based on numerous assumptions, including the maintenance of the existing level and composition of fixed income security assets, and should not be relied on as indicative of future results.

Certain shortcomings are inherent in the method of analysis presented in the computation of the fair value of fixed rate instruments. Actual values may differ from those projections presented should market conditions vary from assumptions used in the calculation of the fair value of individual securities, including non-parallel shifts in the term structure of interest rates and changing individual issuer credit spreads.

ProAssurance's cash and short-term investment portfolio at December 31, 2010 is on a cost basis which approximates its fair value. This portfolio lacks significant interest rate sensitivity due to its short duration.

Credit Risk

We have exposure to credit risk primarily as a holder of fixed income securities and due to the amounts due from our reinsurers. We control this exposure by emphasizing investment grade credit quality in the fixed income securities we purchase and by monitoring the credit standing of our reinsurers.

As of December 31, 2010, 97% of our fixed maturity securities are rated investment grade as determined by Nationally Recognized Statistical Rating Organizations (NRSROs), such as A.M. Best, Fitch, Moody's, and Standard & Poor's. We believe that this concentration in investment grade securities reduces our exposure to credit risk on our fixed income investments to an acceptable level. However, investment grade securities, in spite of their rating, can rapidly deteriorate and result in significant losses. Ratings published by the NRSROs are one of the tools used to evaluate the credit worthiness of our securities. The ratings reflect the subjective opinion of the rating agencies as to the credit worthiness of the securities, and therefore, we may be subject to additional credit exposure should the rating prove to be unreliable.

We hold $1.2 billion of municipal bonds. These bonds may have enhanced credit ratings as a result of guarantees by an insurer, but we require the bonds that we purchase to meet our credit criteria on a stand-alone basis. As of December 31, 2010, on a stand-alone basis, our municipal bonds have a weighted average rating of AA.

Our receivable from reinsurers on paid and unpaid losses at December 31, 2010 is $282 million. A detail listing of individual reinsurance balances of greater than $10 million and the current credit rating of that reinsurer is provided in capital and liquidity under the sub-header "Reinsurance."

Equity Price Risk

At December 31, 2010 the fair value of our investment in common stocks was $40.8 million. These securities are subject to equity price risk, which is defined as the potential for loss in fair value due to a decline in equity prices. The weighted average beta of this group of securities is 1.00. Beta measures the price sensitivity of an equity security or group of equity securities to a change in the broader equity market, in this case the S&P 500 Index. If the value of the S&P 500 Index increased by 10%, the fair value of these securities would be expected to increase by 10% to $44.9 million. Conversely, a 10% decrease in the S&P 500 Index would imply a decrease of 10% in the fair value of these securities to $36.7 million. The selected hypothetical changes of plus or minus 10% do not reflect what could be considered the best or worst case scenarios and are used for illustrative purposes only.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA.

The Consolidated Financial Statements and Financial Statement Schedules of ProAssurance Corporation and subsidiaries listed in Item 15(a) have been included herein beginning on page 81. The Supplementary Financial Information required by Item 302 of Regulation S-K is included in Note 17 to the Consolidated Financial Statements of ProAssurance and its subsidiaries.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

Not Applicable.

ITEM 9A. CONTROLS AND PROCEDURES.

Disclosure Controls

Under the supervision and with the participation of management, including the Chief Executive Officer and Chief Financial Officer, the Company has evaluated the effectiveness of the design and operation of our disclosure controls and procedures as of the end of the fiscal year ended December 31, 2010. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that these controls and procedures are effective.

Disclosure controls and procedures are defined in Exchange Act Rule 13a-15(e) and include the Company's controls and other procedures that are designed to ensure that information, required to be disclosed by the Company in the reports that it files or submits under the Exchange Act, is accumulated and communicated to management, including the Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

Management's Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f) and 15d-15(f). Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2010 based on the framework in Internal Control–Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on that evaluation, our management concluded that our internal control over financial reporting was effective as of December 31, 2010 and that there was no change in the Company's internal controls during the fiscal year then ended that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting, other than as described below.

Our management excluded APS's systems and processes from the scope of our assessment of internal control over financial reporting as of December 31, 2010 in reliance on the guidance set forth in Question 3 of a "Frequently Asked Questions" interpretive release issued by the staff of the Securities and Exchange Commission's Office of the Chief Accountant and the Division of Corporation Finance in June 2004 (and revised on October 6, 2004). We are excluding APS from that scope because we expect substantially all of its significant systems and processes to be converted to those of ProAssurance during 2011. At December 31, 2010 APS represented $324.2 million or 6.6% of total assets, and $6.2 million or 0.9% of total revenues for the year then ended.

Ernst & Young LLP, an independent registered public accounting firm, has audited the effectiveness of our internal controls over financial reporting as of December 31, 2010 as stated in their report which is included elsewhere herein.

ITEM 9B. OTHER INFORMATION.

None

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders of ProAssurance Corporation

We have audited ProAssurance Corporation and subsidiaries' internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). ProAssurance Corporation and subsidiaries' management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

As indicated in the accompanying Management's Report on Internal Control over Financial Reporting, management's assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of American Physicians Services Group, which is included in the 2010 consolidated financial statements of ProAssurance Corporation and subsidiaries and constituted 6.7% and 10.4% of total and net assets, respectively, as of December 31, 2010, and .9% and .4% of revenues and net income, respectively, for the year then ended. Our audit of internal control over financial reporting of ProAssurance Corporation and subsidiaries also did not include an evaluation of the internal control over financial reporting of American Physicians Services Group.

In our opinion, ProAssurance Corporation and subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets as of December 31, 2010 and 2009, and the related consolidated statements of changes in capital, income and cash flow for each of the three years in the period ended December 31, 2010, of ProAssurance Corporation and subsidiaries and our report dated February 23, 2011 expressed an unqualified opinion thereon.

/s/ Ernst & Young, LLP

Birmingham, Alabama
February 23, 2011

PART III

ITEM 10. DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT.

The information required by this Item regarding executive officers is included in Part I of the Form 10K (Pages 25 and 26) in accordance with Instruction 3 of the Instructions to Paragraph (b) of Item 401 of Regulation S-K.

The information required by this Item regarding directors is incorporated by reference pursuant to General Instruction G (3) of Form 10K from ProAssurance's definitive proxy statement for the 2011 Annual Meeting of its Stockholders to be filed with the Securities and Exchange Commission pursuant to Regulation 14A on or before April 8, 2011.

ITEM 11. EXECUTIVE COMPENSATION.

The information required by this Item is incorporated by reference pursuant to General Instruction G (3) of Form 10K from ProAssurance's definitive proxy statement for the 2011 Annual Meeting of its Stockholders to be filed with the Securities and Exchange Commission pursuant to Regulation 14A on or before April 8, 2011.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS.

The information required by this Item is incorporated by reference pursuant to General Instruction G (3) of Form 10K from ProAssurance's definitive proxy statement for the 2011 Annual Meeting of its Stockholders to be filed with the Securities and Exchange Commission pursuant to Regulation 14A on or before April 8, 2011.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

The information required by this Item is incorporated by reference pursuant to General Instruction G (3) of Form 10K from ProAssurance's definitive proxy statement for the 2011 Annual Meeting of its Stockholders to be filed with the Securities and Exchange Commission pursuant to Regulation 14A on or before April 8, 2011.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES.

The information required by this Item is incorporated by reference pursuant to General Instruction G (3) of Form 10K from ProAssurance's definitive proxy statement for the 2011 Annual Meeting of its Stockholders to be filed with the Securities and Exchange Commission pursuant to Regulation 14A on or before April 8, 2011.

PART IV

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

(a) Financial Statements. The following consolidated financial statements of ProAssurance Corporation and subsidiaries are included herein in accordance with Item 8 of Part II of this report.

Report of Registered Public Accounting Firm

Consolidated Balance Sheets – December 31, 2010 and 2009

Consolidated Statements of Changes in Capital – years ended December 31, 2010, 2009 and 2008

Consolidated Statements of Income – years ended December 31, 2010, 2009 and 2008

Consolidated Statements of Cash Flow – years ended December 31, 2010, 2009 and 2008

Notes to Consolidated Financial Statements

Financial Statement Schedules. The following consolidated financial statement schedules of ProAssurance Corporation and subsidiaries are included herein in accordance with Item 14(d):

Schedule I – Summary of Investments – Other than Investments in Related Parties

Schedule II – Condensed Financial Information of ProAssurance Corporation (Registrant Only)

Schedule III – Supplementary Insurance Information

Schedule IV – Reinsurance

All other schedules to the consolidated financial statements required by Article 7 of Regulation S-X are not required under the related instructions or are inapplicable and therefore have been omitted.

(b) The exhibits required to be filed by Item 15(b) are listed herein in the Exhibit Index.

SIGNATURES

Pursuant to the requirements of Section 13 of 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on this the 23rd day of February 2011.

PROASSURANCE CORPORATION

By: /s/W. Stancil Starnes
W. Stancil Starnes

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Name	Title	Date
/s/W. Stancil Starnes W. Stancil Starnes	Chairman of the Board and Chief Executive Officer (Principal Executive Officer) and Director	February 23, 2011
/s/Edward L. Rand, Jr. Edward L. Rand, Jr.	Chief Financial Officer	February 23, 2011
/s/Victor T. Adamo Victor T. Adamo	President	February 23, 2011
/s/Lucian F. Bloodworth Lucian F. Bloodworth	Director	February 23, 2011
/s/Jerry D. Brant Jerry D. Brant	Director	February 23, 2011
/s/Robert E. Flowers, M.D. Robert E. Flowers, M.D.	Director	February 23, 2011
/s/William J. Listwan, M.D. William J. Listwan, M.D.	Director	February 23, 2011
/s/John J. McMahon, Jr. John J. McMahon, Jr.	Director	February 23, 2011
/s/Drayton Nabers, Jr. Drayton Nabers, Jr.	Director	February 23, 2011
/s/Ann F. Putallaz, Ph.D. Ann F. Putallaz, Ph.D.	Director	February 23, 2011
/s/William H. Woodhams, M.D. William H. Woodhams, M.D.	Director	February 23, 2011
/s/Wilfred W. Yeargan, Jr., M.D. Wilfred W. Yeargan, Jr., M.D.	Director	February 23, 2011

ProAssurance Corporation and Subsidiaries
Consolidated Financial Statements
Years Ended December 31, 2010, 2009 and 2008

Table of Contents

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of ProAssurance Corporation

We have audited the accompanying consolidated balance sheets of ProAssurance Corporation and subsidiaries as of December 31, 2010 and 2009, and the related consolidated statements of changes in capital, income and cash flow for each of the three years in the period ended December 31, 2010. Our audits also included the financial statement schedules listed in the Index at Item 15(a). These financial statements and schedules are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of ProAssurance Corporation and subsidiaries at December 31, 2010 and 2009, and the consolidated results of their operations and their cash flow for each of the three years in the period ended December 31, 2010, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedules, when considered in relation to the basic financial statements taken as a whole, present fairly in all material respects the information set forth therein.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), ProAssurance Corporation's internal control over financial reporting as of December 31, 2010, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 23, 2011 expressed an unqualified opinion thereon.

/s/ Ernst & Young, LLP

Birmingham, Alabama
February 23, 2011

ProAssurance Corporation and Subsidiaries
Consolidated Balance Sheets
(In thousands, except share data)

	December 31 2010	December 31 2009
Assets		
Investments		
Fixed maturities available for sale, at fair value	**$ 3,603,754**	$ 3,442,995
Equity securities, available for sale, at fair value	**3,637**	3,579
Equity securities, trading, at fair value	**37,286**	43,826
Short-term investments	**168,438**	187,059
Business owned life insurance	**50,484**	65,003
Investment in unconsolidated subsidiaries	**88,754**	48,502
Other investments	**38,078**	47,258
Total Investments	**3,990,431**	3,838,222
Cash and cash equivalents	**50,851**	40,642
Premiums receivable	**120,950**	116,403
Receivable from reinsurers on paid losses and loss adjustment expenses	**4,582**	16,778
Receivable from reinsurers on unpaid losses and loss adjustment expenses	**277,436**	262,659
Prepaid reinsurance premiums	**11,023**	11,836
Deferred policy acquisition costs	**27,281**	25,493
Deferred taxes	**56,862**	68,806
Real estate, net	**43,951**	44,496
Amortizable intangible assets	**45,781**	9,973
Goodwill	**161,453**	122,317
Other assets	**84,455**	89,789
Total Assets	**$ 4,875,056**	$ 4,647,414
Liabilities and Shareholders' Equity		
Liabilities		
Policy liabilities and accruals		
Reserve for losses and loss adjustment expenses	**$ 2,414,100**	$ 2,422,230
Unearned premiums	**256,050**	244,212
Reinsurance premiums payable	**111,680**	113,994
Total Policy Liabilities	**2,781,830**	2,780,436
Other liabilities	**186,259**	112,180
Long-term debt, $35,488 and $35,463, at amortized cost, respectively; $15,616 and $14,740 at fair value, respectively	**51,104**	50,203
Total Liabilities	**3,019,193**	2,942,819
Shareholders' Equity		
Common shares, par value $0.01 per share, 100,000,000 shares authorized, 34,419,383 and 34,223,346 shares issued, respectively	**344**	342
Additional paid-in capital	**532,213**	526,068
Accumulated other comprehensive income (loss), net of deferred tax expense (benefit) of $42,607 and $31,908, respectively	**79,124**	59,254
Retained earnings	**1,428,026**	1,196,428
	2,039,707	1,782,092
Treasury shares, at cost, 3,666,149 shares and 1,811,356 shares, respectively	**(183,844)**	(77,497)
Total Shareholders' Equity	**1,855,863**	1,704,595
Total Liabilities and Shareholders' Equity	**$ 4,875,056**	$ 4,647,414

See accompanying notes.

ProAssurance Corporation and Subsidiaries
Consolidated Statements of Changes in Capital
(In thousands)

	Common Stock	Additional Paid-in Capital	Accumulated Other Comprehensive Income (Loss)	Retained Earnings	Treasury Stock	Total
Balance at January 1, 2008	$ 336	$ 505,923	$ 9,902	$ 793,166	$ (54,257)	$ 1,255,070
Purchase of treasury shares	–	–	–	–	(87,561)	(87,561)
Conversion of convertible debentures	4	1,092	–	–	111,382	112,478
Common shares issued for compensation	1	3,810	–	–	–	3,811
Share-based compensation	–	7,763	–	–	–	7,763
Net effect of stock options exercised	–	99	–	–	–	99
Comprehensive income:						
Other comprehensive income (loss) (see Note 11)	–	–	(45,800)	–	–	
Net income	–	–	–	177,725	–	
Total comprehensive income	–	–	–	–	–	131,925
Balance at December 31, 2008	341	518,687	(35,898)	970,891	(30,436)	1,423,585
Cumulative effect of accounting change (see Note 1)	–	–	(3,511)	3,511	–	–
Purchase of treasury shares	–	–	–	–	(52,045)	(52,045)
Treasury shares issued in acquisition (see Note 2)	–	177	–	–	4,984	5,161
Common shares issued for compensation	1	1,218	–	–	–	1,219
Share-based compensation	–	6,210	–	–	–	6,210
Net effect of stock options exercised	–	(224)	–	–	–	(224)
Comprehensive income:						
Other comprehensive income (loss) (see Note 11)	–	–	98,663	–	–	
Net income	–	–	–	222,026	–	
Total comprehensive income	–	–	–	–	–	320,689
Balance at December 31, 2009	342	526,068	59,254	1,196,428	(77,497)	1,704,595
Purchase of treasury shares	–	–	–	–	**(106,347)**	**(106,347)**
Common shares issued for compensation	**1**	**2,958**	–	–	–	**2,959**
Share-based compensation	–	**6,138**	–	–	–	**6,138**
Net effect of stock options exercised	**1**	**(2,951)**	–	–	–	**(2,950)**
Comprehensive income:						
Other comprehensive income (loss) (see Note 11)	–	–	**19,870**	–	–	
Net income	–	–	–	**231,598**	–	
Total comprehensive income	–	–	–	–	–	**251,468**
Balance at December 31, 2010	**$ 344**	**$ 532,213**	**$ 79,124**	**$ 1,428,026**	**$ (183,844)**	**$ 1,855,863**

See accompanying notes.

ProAssurance Corporation and Subsidiaries
Consolidated Statements of Income
(In thousands, except per share data)

	Year Ended December 31		
	2010	2009	2008
Revenues			
Gross premiums written	**$ 533,205**	$ 553,922	$ 471,482
Net premiums written	**$ 505,407**	$ 514,043	$ 429,007
Premiums earned	**$ 548,955**	$ 540,012	$ 503,579
Premiums ceded	**(29,848)**	(42,469)	(44,301)
Net premiums earned	**519,107**	497,543	459,278
Net investment income	**146,380**	150,945	158,384
Equity in earnings (loss) of unconsolidated subsidiaries	**1,245**	1,438	(7,997)
Net realized investment gains (losses):			
Other-than-temporary impairment losses (OTTI)	**(14,375)**	(8,172)	(47,020)
Portion of OTTI losses recognized in (reclassified from) other comprehensive income (before taxes)	**(1,474)**	199	–
Net impairment losses recognized in earnings	**(15,849)**	(7,973)	(47,020)
Other net realized investment gains (losses)	**33,191**	20,765	(3,893)
Total net realized investment gains (losses)	**17,342**	12,792	(50,913)
Gain on extinguishment of debt	–	–	4,571
Other income	**7,991**	9,965	3,839
Total revenues	**692,065**	672,683	567,162
Expenses			
Losses and loss adjustment expenses	**252,615**	265,983	267,412
Reinsurance recoveries	**(31,500)**	(34,915)	(55,913)
Net losses and loss adjustment expenses	**221,115**	231,068	211,499
Underwriting, policy acquisition and operating expenses	**134,980**	116,537	100,385
Interest expense	**3,293**	3,477	6,892
Loss on extinguishment of debt	–	2,839	–
Total expenses	**359,388**	353,921	318,776
Income before income taxes	**332,677**	318,762	248,386
Provision for income taxes			
Current expense (benefit)	**105,479**	70,122	70,894
Deferred expense (benefit)	**(4,400)**	26,614	(233)
Total income tax expense (benefit)	**101,079**	96,736	70,661
Net income	**$ 231,598**	$ 222,026	$ 177,725
Earnings per share:			
Basic	**$ 7.29**	$ 6.76	$ 5.43
Diluted	**$ 7.20**	$ 6.70	$ 5.22
Weighted average number of common shares outstanding			
Basic	**31,788**	32,848	32,750
Diluted	**32,176**	33,150	34,362

See accompanying notes.

ProAssurance Corporation and Subsidiaries
Consolidated Statements of Cash Flow
(In thousands)

	Year Ended December 31		
	2010	2009	2008
Operating Activities			
Net income	**$ 231,598**	$ 222,026	$ 177,725
Adjustments to reconcile income to net cash provided by operating activities			
Amortization, net of accretion	**22,071**	15,434	13,424
Depreciation	**4,600**	4,221	3,147
Loss (gain) on extinguishment of debt	**–**	2,839	(4,571)
Increase in cash surrender value of business owned life insurance	**(1,617)**	(1,563)	(1,931)
Net realized investment (gains) losses	**(17,342)**	(12,792)	50,913
Share-based compensation	**6,138**	6,210	7,763
Deferred income taxes	**(4,400)**	26,614	(233)
Policy acquisition costs deferred, net of related amortization	**(1,788)**	(5,988)	2,615
Other	**(6,562)**	(535)	6,511
Changes in assets and liabilities, excluding effect of business combinations:			
Premiums receivable	**8,216**	(11,042)	12,556
Receivable from reinsurers on paid losses and loss adjustment expense	**12,196**	1,088	21,741
Receivable from reinsurers on unpaid losses and loss adjustment expenses	**(8,794)**	11,171	58,755
Prepaid reinsurance premiums	**813**	2,374	1,826
Other assets	**7,253**	2,758	13,685
Reserve for losses and loss adjustment expenses	**(96,232)**	(126,657)	(180,239)
Unearned premiums	**(14,275)**	14,021	(32,272)
Reinsurance premiums payable	**(4,402)**	(15,153)	(705)
Other liabilities	**1,718**	(59,617)	17,173
Net cash provided by operating activities	**139,191**	75,409	167,883
Investing Activities			
Purchases of:			
Fixed maturities available for sale	**(840,366)**	(930,168)	(737,851)
Equity securities available for sale	**(9,675)**	(720)	(2,701)
Equity securities trading	**(14,312)**	(33,156)	(3,976)
Other investments	**(5,383)**	(292)	(278)
Cash investment in unconsolidated subsidiaries	**(35,608)**	(2,542)	(25,752)
Proceeds from sale or maturities of:			
Fixed maturities available for sale	**961,334**	808,145	903,575
Equity securities available for sale	**9,882**	6,362	956
Equity securities trading	**36,740**	26,072	872
Other investments	**1,279**	2,180	4,238
Net sales or maturities of short-term investments, excluding unsettled redemptions	**27,676**	271,043	(212,179)
Cash paid for acquisitions, net of cash received	**(215,726)**	(124,509)	–
Redemption of business owned life insurance	**16,136**	–	–
Unsettled security transactions, net	**48,599**	5,345	(18,111)
Other	**(2,923)**	(6,917)	(3,470)
Net cash provided by (used by) investing activities	**(22,347)**	20,843	(94,677)
Financing Activities			
Repayment of long-term debt	**(303)**	(7,000)	(18,366)
Repurchase of common stock	**(106,346)**	(52,045)	(87,561)
Book overdraft	**–**	–	5,807
Excess tax benefit from share-based payment arrangements	**1,847**	237	189
Other	**(1,833)**	(261)	(90)
Net cash provided by (used by) financing activities	**(106,635)**	(59,069)	(100,021)
Increase (decrease) in cash and cash equivalents	**10,209**	37,183	(26,815)
Cash and cash equivalents at beginning of period	**40,642**	3,459	30,274
Cash and cash equivalents at end of period	**$ 50,851**	$ 40,642	$ 3,459

(continued)

See accompanying notes.

ProAssurance Corporation and Subsidiaries
Consolidated Statements of Cash Flow
(In thousands)

	Year Ended December 31		
	2010	2009	2008
Supplemental Disclosure of Cash Flow Information			
Net cash paid during the year for income taxes	**$ 91,287**	$ 89,915	$ 48,479
Cash paid during the year for interest	**$ 3,270**	$ 4,277	$ 6,439
Significant non-cash transactions			
Other investments transferred, at fair value, to fixed maturities	**$ 9,923**	$ –	$ –
Common shares issued in acquisition	**$ –**	$ 5,161	$ –
Unsettled redemption of short-term money market investment	**$ –**	$ 3,090	$ 9,427
Equity increase due to conversion of debt–see Notes 10 and 11	**$ –**	$ –	$ 112,478

See accompanying notes.

1. Accounting Policies

Organization and Nature of Business

ProAssurance Corporation (ProAssurance or PRA), a Delaware corporation, is an insurance holding company for wholly-owned specialty property and casualty insurance companies that principally provide professional liability insurance for providers of health care services, and to a lesser extent, providers of legal services and other professional services. ProAssurance operates in the United States of America (U.S.) in a single reportable segment.

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of ProAssurance Corporation and its wholly-owned subsidiaries. Investments in entities where ProAssurance holds a greater than minor interest but does not hold a controlling interest are accounted for using the equity method. All significant intercompany accounts and transactions are eliminated in consolidation.

Basis of Presentation

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, revenues and expenses, and disclosures related to these amounts at the date of the financial statements. Actual results could differ from those estimates.

Accounting Policies

The significant accounting policies followed by ProAssurance in making estimates that materially affect financial reporting are summarized in these notes to the consolidated financial statements.

Recognition of Revenues

Insurance premiums are recognized as revenues pro rata over the terms of the policies, which are generally one year in duration.

At December 31, 2010 ProAssurance has established allowances for credit losses related to premium and agency receivables as follows:

(in thousands)	Premium Receivables	Agency Receivables*
Allowance for credit losses, December 31, 2009	$ 1,030	$ 442
Year ended December 31, 2010:		
Estimated credit losses	147	300
Account write offs, net of recoveries	(147)	(413)
Allowance for credit losses, December 31, 2010	$ 1,030	$ 328

*Classified as a part of Other Assets

Losses and Loss Adjustment Expenses

ProAssurance establishes its reserve for losses and loss adjustment expenses (reserve for losses) based on estimates of the future amounts necessary to pay claims and expenses associated with the investigation and settlement of claims. The reserve for losses is determined on the basis of individual claims and payments thereon as well as actuarially determined estimates of future losses based on past loss experience, available industry data and projections as to future claims frequency, severity, inflationary trends, judicial trends, legislative changes and settlement patterns.

Management establishes the reserve for losses after taking into consideration a variety of factors including the conclusions reached by internal actuaries, premium rates, claims frequency, historical paid

1. Accounting Policies (continued)

and incurred loss development trends, the effect of inflation, general economic trends, the legal and political environment, and the reports received from external actuaries. Internal actuaries perform an in-depth review of the reserve for losses at least semi-annually using the loss and exposure data of ProAssurance subsidiaries. Management engages external actuaries to review subsidiary loss and exposure data and provide reports to Management regarding the adequacy of reserves.

Estimating casualty insurance reserves, and particularly liability reserves, is a complex process. Claims may be resolved over an extended period of time, often five years or more, and may be subject to litigation. Estimating losses for liability claims requires ProAssurance to make and revise judgments and assessments regarding multiple uncertainties over an extended period of time. As a result, reserve estimates may vary significantly from the eventual outcome. Reserve estimates and the assumptions on which these estimates are predicated are regularly reviewed and updated as new information becomes available. Any adjustments necessary are reflected in then current operations. Due to the size of ProAssurance's reserve for losses, even a small percentage adjustment to these estimates could have a material effect on earnings in the period in which the adjustment is made, as is the case in 2010, 2009 and 2008.

The effect of adjustments made to reinsured losses is mitigated by the corresponding adjustment that is made to reinsurance recoveries. Thus, in any given year, ProAssurance may make significant adjustments to gross losses that have little effect on its net losses.

Reinsurance Receivables

ProAssurance enters into reinsurance agreements whereby other insurance entities agree to assume a portion of the risk associated with the policies issued by ProAssurance. In return, ProAssurance agrees to pay a premium to the reinsurer. ProAssurance purchases reinsurance to provide for greater diversification of business and to allow management to control exposure to potential losses arising from large risks.

Receivable from Reinsurers on Paid Losses is the estimated amount of losses already paid that will be recoverable from reinsurers. Receivable from Reinsurers on Unpaid Losses is the estimated amount of future loss payments that will be recoverable from reinsurers. Reinsurance Recoveries are the portion of losses incurred during the period that are estimated to be allocable to reinsurers. Premiums ceded are the estimated premiums that will be due to reinsurers with respect to premiums earned and losses incurred during the period.

These estimates are based upon management's estimates of ultimate losses and the portion of those losses that are allocable to reinsurers under the terms of the related reinsurance agreements. Given the uncertainty of the ultimate amounts of losses, these estimates may vary significantly from the eventual outcome. Management regularly reviews these estimates and any adjustments necessary are reflected in the period in which the estimate is changed. Due to the size of the receivable from reinsurers, even a small adjustment to the estimates could have a material effect on ProAssurance's results of operations for the period in which the change is made.

Reinsurance contracts do not relieve ProAssurance from its obligations to policyholders. ProAssurance continually monitors its reinsurers to minimize its exposure to significant losses from reinsurer insolvencies. Any amount determined to be uncollectible is written off in the period in which the uncollectible amount is identified.

Investments

Fair Values

Fair value is determined using an exchange traded price, if available, or market information as provided by independent pricing services. Fair values for securities not actively traded are estimated using

1. Accounting Policies (continued)

exchange traded prices for similar assets, when available, or other multiple observable inputs. Management reviews valuations of securities obtained from the pricing services for accuracy based upon the specifics of the security, including class, maturity, credit rating, durations, collateral, and comparable markets for similar securities.

Multiple observable inputs are not available for certain of our investments, including municipal bonds and corporate debt not actively traded, a private annuity and interests in private investment funds. Management values municipal bonds and corporate debt either using a single non-binding broker quote or pricing models that utilize market based assumptions that have limited observable inputs. Annuities are valued using a discounted cash flow model. Management values interests in private investment funds based on the net asset value of the interest held, as provided by the fund.

Fixed Maturities and Equity Securities

Fixed maturities and equity securities are considered as either available-for-sale or trading securities.

Available-for-sale securities are carried at fair value, as described above, and unrealized gains and losses on such available-for-sale securities are included, net of related tax effects, in Stockholders' Equity as a component of Accumulated Other Comprehensive Income (Loss).

Investment income includes amortization of premium and accretion of discount related to debt securities acquired at other than par value. Debt securities and mandatorily redeemable preferred stock with maturities beyond one year when purchased are classified as fixed maturities.

Trading portfolio securities are carried at fair value, as described above, with the holding gains and losses included in realized investment gains and losses in the current period.

Short-term Investments

Short-term investments, which have a maturity at purchase of one year or less, are primarily comprised of investments in U.S. Treasury obligations and commercial paper. All balances are reported at amortized cost, which approximates fair value.

Other Investments

Investments in limited partnerships/liability companies where ProAssurance has virtually no influence over the operating and financial policies of an investee are accounted for using the cost method. Under the cost method, investments are valued at cost, with investment income recognized when received.

Investment in Unconsolidated Subsidiaries

Investments in limited partnerships/liability companies where ProAssurance is deemed to have influence because it holds a greater than minor interest are accounted for using the equity method. Under the equity method, the recorded basis of the investment is adjusted each period for the investor's pro rata share of the investee's income or loss. Investments in unconsolidated subsidiaries include tax credit partnerships accounted for using the equity method, whereby ProAssurance's proportionate share of income or loss is included in investment income. Tax credits received from the partnerships are recognized in the period received as a reduction to current tax expenses.

Business Owned Life Insurance (BOLI)

ProAssurance owns life insurance contracts on certain management employees. The life insurance contracts are carried at their current cash surrender value. Changes in the cash surrender value are

1. Accounting Policies (continued)

included in income in the current period as investment income. Death proceeds from the contracts are recorded when the proceeds become payable under the policy terms.

Realized Gains and Losses

Realized investment gains and losses are recognized on the specific identification basis.

Other-than-temporary Impairments

ProAssurance evaluates its investment securities on at least a quarterly basis for declines in fair value below recorded cost basis for the purpose of determining whether these declines represent other-than-temporary declines. The assessment of whether the amortized cost basis of debt securities, particularly asset-backed debt securities, is expected to be recovered requires management to make assumptions regarding various matters affecting cash flows to be received in the future. The choice of assumptions is subjective and requires the use of judgments; actual credit losses experienced in future periods may differ from management's estimates of those credit losses.

If there is intent to sell the security or if it is more likely than not that the security will be required to be sold before full recovery of its amortized cost basis, ProAssurance considers a decline in fair value to be an other-than-temporary impairment. Otherwise, ProAssurance considers the following factors in determining whether an investment's decline is other-than-temporary:

For equity securities:

- the length of time for which the fair value of the investment has been less than its recorded basis;
- the financial condition and near-term prospects of the issuer underlying the investment, taking into consideration the economic prospects of the issuer's industry and geographical region, to the extent that information is publicly available;
- the historical and implied volatility of the fair value of the security;

For debt securities, an evaluation is made as to whether the decline in fair value is due to credit loss, which is defined as the excess of the current amortized cost basis of the security over the present value of expected future cash flows. Methodologies used to estimate the present value of expected cash flows to determine if a decline is due to a credit loss are:

- For non-structured fixed maturities (U.S. Treasury securities, obligations of U.S. Government and government agencies and authorities, obligations of states, municipalities and political subdivisions, and corporate debt) the estimate of expected cash flows is determined by projecting a recovery value and a recovery time frame and assessing whether further principal and interest will be received. ProAssurance considers the following in projecting recovery values and recover time frames:
  - third party research and credit rating reports;
  - the current credit standing of the issuer, including credit rating downgrades, whether before or after the balance sheet date;
  - internal assessments and the assessments of external portfolio managers regarding specific circumstances surrounding an investment, which indicate the investment is more or less likely to recover its amortized cost than other investments with a similar structure;
  - failure of the issuer of the security to make scheduled interest or principal payments;
- For structured securities (primarily asset-backed securities), ProAssurance estimates the present value of the security's cash flows using the effective yield of the security at

1. Accounting Policies (continued)

the date of acquisition (or the most recent implied rate used to accrete the security if the implied rate has changed as a result of a previous impairment or changes in expected cash flows). ProAssurance incorporates six month averages of the levels of delinquencies, defaults, severities, and prepayments in the securitization, for the parameters applied to the assets underlying the securitization in determining the net present value of the cash flows.

Investments in private investment funds are evaluated for impairment by comparing ProAssurance's carrying value to net asset value (NAV) of ProAssurance's interest in the fund as reported by the fund manager. Additionally, Management considers the performance of the fund relative to the market, the stated objectives of the fund, and cash flows expected from the fund and fund audit reports, if available.

Tax credit partnership investments are evaluated for OTTI by comparing cash flow projections of future operating results of the underlying projects generating the tax credits to the recorded value of the investment, taking into consideration ProAssurance's ability to utilize the tax credits from the investments.

ProAssurance recognizes other than temporary impairments, including impairments of debt securities due to credit loss, in earnings as a part of net realized investment gains (losses). In subsequent periods, any measurement of gain or loss or impairment is based on the revised amortized basis of the security. Declines in fair value, including impairments of debt securities that are not evaluated as being due to credit loss, not considered to be other-than-temporary are recognized in other comprehensive income.

Asset-backed securities that have been impaired due to credit or are below investment grade quality are accounted for under the effective yield method. Under the effective yield method estimates of cash flows expected over the life of asset-backed securities are then used to recognize income on the investment balance for subsequent accounting periods.

Cash and Cash Equivalents

For purposes of the consolidated balance sheets and statements of cash flow, ProAssurance considers all demand deposits and overnight investments to be cash equivalents.

Deferred Policy Acquisition Costs

Costs that vary with and are directly related to the production of new and renewal premiums (primarily premium taxes, commissions and underwriting salaries) are deferred to the extent they are recoverable against unearned premiums and are amortized as related premiums are earned.

Income Taxes/Deferred Taxes

ProAssurance files a consolidated federal income tax return. Tax-related interest and penalties are recognized as components of tax expense.

Deferred federal income taxes arise from the recognition of temporary differences between the basis of assets and liabilities determined for financial reporting purposes and the basis determined for income tax purposes. ProAssurance's temporary differences principally relate to loss reserves, unearned premium, deferred policy acquisition costs, unrealized investment gains (losses), investment impairments and intangibles. Deferred tax assets and liabilities are measured using the enacted tax rates expected to be in effect when such benefits are realized. ProAssurance reviews its deferred tax assets quarterly for impairment. If management determines that it is more likely than not that some or all of a deferred tax

1. Accounting Policies (continued)

asset will not be realized, a valuation allowance is recorded to reduce the carrying value of the asset. In assessing the need for a valuation allowance, management is required to make certain judgments and assumptions about the future operations of ProAssurance based on historical experience and information as of the measurement period regarding reversal of existing temporary differences, carryback capacity, future taxable income, including its capital and operating characteristics, and tax planning strategies.

Changes in tax laws and rates could also affect recorded deferred tax assets and liabilities in the future. Management is not aware of any such changes that would have a material effect on the Company's results of operations, cash flows or financial position.

Real Estate

Real Estate balances are reported at cost or, for properties acquired in business combinations, estimated fair value on the date of acquisition, less accumulated depreciation. Real estate consists of properties primarily in use as corporate offices, but also includes land and a building held for sale. Properties held for sale have a combined carrying value of approximately $4.2 million. Depreciation is computed over the estimated useful lives of the related property using the straight-line method. Excess office capacity is leased or made available for lease; rental income is included in other income and real estate expenses are included in underwriting, policy acquisition and operating expenses.

Real estate accumulated depreciation is approximately $17.2 million and $15.9 million at December 31, 2010 and 2009, respectively. Real estate depreciation expense for the three years ended December 31, 2010, 2009 and 2008 is $1.4 million, $1.2 million and $1.0 million, respectively.

Amortizable Intangible Assets

Intangible assets with definite lives are amortized over the estimated useful life of the asset. Intangible assets with an indefinite life are not amortized. Intangible assets are evaluated for impairment on an annual basis. Accumulated amortization of intangible assets is $11.2 million and $10.9 million at December 31, 2010 and 2009.

Goodwill

ProAssurance makes at least an annual assessment as to whether the value of its goodwill assets are impaired. Management evaluates the carrying value of goodwill annually during the fourth quarter and before the annual evaluation if events occur or circumstances change that would more likely than not reduce the fair value below the carrying value. Because ProAssurance operates in a single operating segment and all components within the segment are economically similar, ProAssurance is considered a single reporting unit for the purposes of the impairment evaluation. In assessing goodwill, Management estimates the fair value of the reporting unit on the evaluation date based on the Company's market capitalization and an expected premium that would be paid to acquire control of the Company (a control premium) and performs a sensitivity analysis using a range of historical stock prices and control premiums. Management concluded in 2010, 2009, and 2008 that the fair value of the Company's reporting unit exceeded the carrying value and no adjustment to impair goodwill was necessary.

Goodwill approximated $161.5 million at December 31, 2010 and $122.3 million at December 31, 2009. The increase during 2010 is entirely attributable to acquisitions as described in Note 2.

1. Accounting Policies (continued)

Treasury Stock

Treasury shares are reported at cost, and are reflected on the balance sheets as an unallocated reduction of total equity.

Share-Based Payments

ProAssurance recognizes compensation cost for share-based payments (including stock options, performance shares and restricted share units) using the modified prospective method whereby the methodology for recognizing compensation expense differs depending upon the grant date of each share-based payment award. Compensation cost for awards granted after January 1, 2006 is recognized based on the grant-date fair value of the award over the relevant service period of the award; for awards that vest in increments (graded vesting), compensation cost is recognized over the relevant service period for each separately vested portion of the award. Compensation cost for awards granted prior to January 1, 2006 but not vested on January 1, 2006 is recognized over the remaining service period related to those awards, using the same calculation methodologies, including grant-date fair values, as was used to prepare pro forma disclosures prior to January 1, 2006. Excess tax benefits (tax deductions realized in excess of the compensation costs recognized for the exercise of the awards, multiplied by the incremental tax rate) are reported as financing cash inflows.

Subsequent Events

In connection with its preparation of the Consolidated Financial Statements, ProAssurance has evaluated events that occurred subsequent to December 31, 2010, for recognition or disclosure in its financial statements and notes to the financial statements.

Accounting Changes Adopted

Subsequent Events

In February 2010 the FASB issued amended guidance on disclosure of subsequent events that was effective immediately. The guidance eliminates the requirement for an SEC filer to disclose the date through which it has evaluated subsequent events. Adoption had no effect on ProAssurance's results of operations or financial position.

Fair Value Measurements

Effective for interim and annual reporting periods beginning after December 15, 2009 or December 15, 2010, as specified, the FASB revised GAAP guidance related to fair value measurement to require additional disclosures and to clarify certain existing disclosure requirements. The guidance is intended to improve the disclosures and increase transparency in financial reporting. ProAssurance adopted the revised guidance on January 1, 2010 except for disclosures about purchases, sales, issuances, and settlements in the roll forward of activity in Level 3 fair value measurements which are effective for interim and annual reporting periods beginning on or after December 15, 2010; adoption had no effect on ProAssurance's results of operations or financial position.

Own-Share Lending Arrangements in Contemplation of Convertible Debt Issuance

Effective for interim and annual reporting periods beginning on or after December 15, 2009 for outstanding arrangements and effective otherwise for reporting periods beginning on or after June 15, 2009, the FASB issued guidance related to share-lending arrangements for an entity's own shares executed in contemplation of a convertible debt offering or other financing. ProAssurance adopted the guidance on January 1, 2010; adoption had no effect on ProAssurance's results of operations or financial position.

1. Accounting Policies (continued)

Consolidation of Variable Interest Entities

Effective at the start of a reporting entity's first fiscal year beginning after November 15, 2009, the FASB revised guidance which changes how a reporting entity determines whether or not to consolidate its interest in an entity that is insufficiently capitalized or is not controlled through voting (or similar) rights. The determination of whether a reporting entity is required to consolidate another entity is now based on, among other things, the other entity's purpose and design and the reporting entity's ability to direct the activities of the other entity that most significantly impact the other entity's economic performance. The revised guidance also requires the reporting entity to provide additional disclosures about its involvement with variable interest entities and any significant changes in risk exposure due to that involvement. A reporting entity will be required to disclose how its involvement with a variable interest entity affects the reporting entity's financial statements. ProAssurance adopted the revised guidance on January 1, 2010; adoption had no material effect on ProAssurance's results of operations or financial position.

Transfers and Servicing-Accounting for Transfers of Financial Assets

Effective at the start of a reporting entity's first fiscal year beginning after November 15, 2009, the FASB revised guidance that requires additional disclosure regarding transfers of financial assets, including securitization transactions, where entities have continuing exposure to risks related to the transferred financial assets. ProAssurance adopted the revised guidance on January 1, 2010; adoption had no effect on ProAssurance's results of operations or financial position.

Investments—Disclosure Requirements; Other-than-temporary Impairments

Effective for interim and annual reporting periods ending on or after June 15, 2009, the FASB revised GAAP to require expanded disclosures related to investments in debt and equity securities. Guidance regarding other-than-temporary impairments was also revised. Previous investment guidance required that an impairment of a debt security be considered as other-than-temporary unless management could assert both the intent and the ability to hold the impaired security until recovery of value. The revised impairment guidance specifies that an impairment be considered as other-than-temporary unless an entity can assert that it has no intent to sell the security and that it is not more likely than not that the entity will be required to sell the security before recovery of its anticipated amortized cost basis.

The guidance establishes the concept of credit loss. Credit loss is defined as the difference between the present value of the cash flows expected to be collected from a debt security and the amortized cost basis of the security. The new guidance states that "...in instances in which a determination is made that a credit loss exists but the entity does not intend to sell the debt security and it is not more likely than not that the entity will be required to sell the debt security before the anticipated recovery of its remaining amortized cost basis" an impairment is to be separated into (a) the amount of the total impairment related to the credit loss and (b) the amount of total impairment related to all other factors. The credit loss component of the impairment is to be recognized in income of the current period. The non-credit component is to be recognized as a part of other comprehensive income (OCI). Transition provisions require a cumulative effect adjustment to reclassify the noncredit component of a previously recognized other-than-temporary impairment from retained earnings to accumulated other comprehensive income "...if an entity does not intend to sell and it is not more likely than not that the entity will be required to sell the security before recovery of its amortized cost basis." We adopted the revised guidance on the date it became effective, which for ProAssurance was April 1, 2009. On the date of adoption our debt securities included non-credit impairment losses previously recognized in earnings of approximately $5.4 million. In accordance with the transition provisions of the revised guidance, we reclassified these

1. Accounting Policies (continued)

non-credit losses, net of tax, from retained earnings to accumulated other comprehensive income as of April 1, 2009, the date of adoption (a $3.5 million increase to retained earnings; a $3.5 million decrease to accumulated other comprehensive income).

Business Combinations

Effective prospectively for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2010, the FASB issued guidance related to pro forma disclosure information for business combinations. The guidance clarifies that the required pro forma revenue and earnings disclosures should be prepared as if the business combination had occurred at the beginning of the prior annual reporting period. The guidance also expands supplemental pro forma disclosures to include a description of the nature and amount of material, nonrecurring pro forma adjustments included in the reported pro forma revenue and earnings. Early adoption is permitted and ProAssurance has adopted the guidance as of December 31, 2010 and has prepared its pro forma business combination disclosures in accordance with the guidance.

Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses

During 2010 the FASB issued new guidance, effective for interim or annual reporting periods beginning on or after December 15, 2010, that requires entities to disclose detailed information regarding the credit quality of financing receivables, including credit risk exposures and the allowance for credit losses. ProAssurance has adopted the guidance effective for the annual reporting period ended December 31, 2010.

Accounting Changes Not Yet Adopted

Intangibles-Goodwill and Other

Effective for interim and annual reporting periods beginning after December 15, 2010, the FASB revised guidance related to goodwill impairment testing. The revised guidance clarifies that when evaluating goodwill associated with a reporting unit that has a zero or negative carrying value, an initial determination should be made as to whether it is more likely than not that the goodwill is impaired. When impairment is more likely than not, the goodwill is required to be tested for impairment. Adoption of this guidance is not expected to have a material effect on our results of operations or financial position.

Accounting for Costs Associated with Acquiring or Renewing Insurance Contracts

Effective for fiscal years beginning after December 15, 2011, the FASB revised guidance regarding the interpretation of which costs relating to the acquisition of new or renewal insurance contracts qualify for deferral. The guidance permits deferral of qualifying costs associated only with successful contract acquisitions. The portion of internal selling agent and underwriter salary and benefit costs allocated to unsuccessful contracts, as well as advertising costs, are excluded. The guidance should be applied prospectively, but may be applied retrospectively for all prior periods. Adoption of this guidance is not expected to have a material effect on our results of operations or financial position.

2. Acquisitions

All entities acquired in 2010 and 2009 have been accounted for in accordance with GAAP relating to business combinations and are considered to be a part of ProAssurance's sole reporting segment, the professional liability segment. No entities were acquired in 2008.

2. Acquisitions (continued)

On November 30, 2010 ProAssurance acquired 100% of the outstanding shares of American Physicians Service Group, Inc. (APS) as a means of expanding its professional liability business. Total purchase consideration transferred had a fair value of $237 million on the acquisition date, November 30, 2010 and included cash of $233 million and deferred compensation commitments of $4 million. ProAssurance incurred expenses related to the purchase of approximately $2 million during 2010, primarily in the third and fourth quarters. These expenses have been included as a part of operating expenses in the periods incurred.

On April 1, 2009 ProAssurance acquired Podiatry Insurance Company of America and subsidiaries (PICA) through a cash sponsored demutualization as a means of expanding its professional liability insurance operations. One PICA subsidiary, PACO Assurance Company, Inc. (PACO), is now wholly owned by a ProAssurance intermediate holding company rather than by PICA. ProAssurance purchased all of PICA's outstanding stock created in the demutualization for $120 million in cash and $15 million in premium credits to eligible policyholders to be redeemed over a three year period beginning in 2010. Total purchase consideration transferred had a fair value of $133.8 million on the acquisition date, April 1, 2009. ProAssurance incurred expenses related to the purchase of approximately $2.5 million during 2009, primarily in the second quarter, and $0.7 million during 2008, primarily in the fourth quarter. These expenses have been included as a part of operating expenses in the periods incurred.

The purchase consideration for each acquisition was allocated to the assets acquired and liabilities assumed based on their estimated fair values on the acquisition dates, as detailed in the schedule below. Goodwill of $39.1 million for the APS acquisition and $36.7 million for the PICA acquisition was recognized equal to the excess of the purchase price over the net fair value of the identifiable assets acquired and liabilities assumed. None of the goodwill is expected to be tax deductible.

	APS	PICA
	(In thousands)	
Fixed maturities, available for sale	$ 240,948	$ 218,766
Equity securities, available for sale	-	1,193
Equity securities, trading	10,786	15,628
Cash and short-term investments	26,351	14,114
Other investments	1,698	-
Premiums receivable	12,764	19,426
Receivable from reinsurers on unpaid losses and LAE	5,876	3,987
Intangible assets	38,034	23,200
Goodwill	39,135	36,673
Real estate	-	20,178
Deferred tax assets	6,690	14,235
Other assets	7,799	15,646
Reserve for losses and loss adjustment expenses	(88,101)	(163,616)
Unearned premiums	(26,115)	(41,851)
Long-term debt	-	(16,803)
Deferred tax liabilities	(12,033)	(4,489)
Other liabilities	(26,714)	(22,487)
Fair value of net assets acquired	$ 237,118	$ 133,800

ProAssurance believes that all contractual cash flows related to acquired receivables will be collected. The fair value of net assets acquired includes fair value adjustments to record real estate assets at appraised market values. The fair value of long-term debt and a related interest rate swap were estimated based on the present value of expected future cash flows using average rates for financial instruments with similar credit ratings and payment structures and a litigation reserve valued

2. Acquisitions (continued)

based on Management's assessment of the expected outcomes of pending litigation and a reasonable estimate of losses expected to be incurred. The fair value of reserves for losses and loss adjustment expenses and related reinsurance recoverables were estimated based on the present value of the expected underlying net cash flows, including a profit margin and a risk premium, and were determined to be materially the same as the recorded cost basis acquired.

Intangible assets acquired include the following:

(In millions)	Estimated Fair Value on Acquisition Date		Estimated
	APS	PICA	Useful Life
Date of Acquisition	November 30, 2010	April 1, 2009	
Trade names	$ –	$ 2.0	7 years
Renewal rights	$ 11.0	$ 5.2	15 years
Agency relationships	$ 21.0	$ –	15 years
Non-compete agreements	$ 5.4	$ 0.7	2-4 years
Internally developed software	$ –	$ 1.7	5 years
State license agreements	$ 0.6	$ 13.6	Indefinite

The final purchase price allocation of APS is subject to the completion of the valuation of certain assets and liabilities and will be finalized within one year of the transaction date or sooner. Specifically, Management's review of APS reserves for losses and loss adjustment expenses and related reinsurance recoverables and deferred tax assets is on-going and is subject to adjustments within the one year measurement period.

The following table discloses the amount of APS revenues and earnings, from the acquisition on November 30, 2010, that are included in ProAssurance consolidated results for the year ended December 31, 2010. The table also includes supplemental pro forma information reflecting the combined results of ProAssurance and APS as if the acquisition had occurred as of January 1, 2009.

(In thousands)	Actual APS Results Included in ProAssurance Consolidated Results	Supplemental Pro forma Combined Results	
	2010	**2010**	2009
Revenue	**$ 6,152**	**$ 758,670**	$ 756,052
Earnings	**$ 979**	**$ 249,196**	$ 242,757

The following table discloses the amount of PICA revenues and earnings from the acquisition on April 1, 2009 that are included in ProAssurance consolidated results for the year ended December 31, 2009. The table also includes supplemental pro forma information reflecting the combined results of ProAssurance and PICA as if the acquisition had occurred as of January 1, 2008.

(In thousands)	Actual PICA Results Included in ProAssurance Consolidated Results	Supplemental Pro forma Combined Results	
	2009	2009	2008
Revenue	$ 88,152	$ 697,997	$ 674,125
Earnings	$ 5,396	$ 227,022	$ 185,662

Pro forma combined results shown above have been adjusted, net of related tax effects, to reflect the following: 1) for APS, workforce reductions as if the reductions had occurred January 1, 2009, 2) the exclusion of transaction costs, 3) the reversal of the effect of writing off policy acquisition costs as of the acquisition date, 4) the amortization of intangibles recorded as a result of the purchase price allocation and 5) the amortization of the investment purchase adjustments.

During 2009, ProAssurance also completed acquisitions of a general agency and an insurance company focused on legal professional liability coverages. Neither acquisition was material, individually or in the aggregate. Assets acquired and liabilities assumed were recorded based on estimated fair values

2. Acquisitions (continued)

as of the dates of the acquisitions. The excess of the purchase price over the fair values of the identifiable net assets acquired was recognized as goodwill totaling $13.4 million for the two acquisitions, approximately $12.3 million of which is expected to be tax deductible. Consideration for these acquisitions included 100,533 ProAssurance common shares, which were reissued from treasury stock. The shares, which had a cost basis of approximately $5.0 million, were valued at $5.2 million, based on the market value of ProAssurance common shares on the date of closing.

3. Fair Value Measurement

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A three level hierarchy has been established for valuing assets and liabilities based on how transparent (observable) the inputs are that are used to determine fair value, with the inputs considered most observable categorized as Level 1 and those that are the least observable categorized as Level 3. Hierarchy levels are defined as follows:

Level 1: quoted (unadjusted) market prices in active markets for identical assets and liabilities. For ProAssurance, Level 1 inputs are generally quotes for debt or equity securities actively traded in exchange or over-the-counter markets.

Level 2: market data obtained from sources independent of the reporting entity (observable inputs). For ProAssurance, Level 2 inputs generally include quoted prices in markets that are not active, quoted prices for similar assets/liabilities, and results from pricing models that use observable inputs such as interest rates and yield curves that are generally available at commonly quoted intervals.

Level 3: the reporting entity's own assumptions about market participant assumptions based on the best information available in the circumstances (non-observable inputs). For ProAssurance, Level 3 inputs are used in situations where little or no Level 1 or 2 inputs are available or are inappropriate given the particular circumstances. Level 3 inputs include results from pricing models for which some or all of the inputs are not observable, discounted cash flow methodologies, single non-binding broker quotes and adjustments to externally quoted prices that are based on management judgment or estimation.

The following tables present information about ProAssurance's assets and liabilities that are measured at fair value on a recurring basis as of December 31, 2010 and December 31, 2009 and indicate the fair value hierarchy of the valuation techniques utilized to determine such value. For some assets, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. When this is the case, the asset is categorized based on the level of the most significant input to the fair value measurement. ProAssurance's assessment of the significance of a particular input to the fair value measurement requires judgment and considers factors specific to the assets being valued.

3. Fair Value Measurement (continued)

Assets and liabilities measured at fair value on a recurring basis as of December 31, 2010 and December 31, 2009, including financial instruments for which ProAssurance has elected fair value accounting, are as follows:

	December 31, 2010			
	Fair Value Measurements Using			Total
(In thousands)	Level 1	Level 2	Level 3	Fair Value
Assets:				
Fixed maturities, available for sale				
U.S. Treasury obligations	$ –	$ 225,908	$ –	$ 225,908
U.S. Agency obligations	–	68,878	–	68,878
State and municipal bonds	–	1,236,374	7,550	1,243,924
Corporate bonds	–	1,312,035	21,229	1,333,264
Residential mortgage-backed securities	–	567,640	2,198	569,838
Commercial mortgage-backed securities	–	99,386	–	99,386
Other asset-backed securities	–	62,534	22	62,556
Equity securities, available for sale				
Financial	392	–	–	392
Energy	257	–	–	257
Consumer cyclical	521	–	–	521
Consumer non-cyclical	656	–	–	656
Technology	768	–	–	768
Industrial	737	–	–	737
Communications	–	–	–	–
All Other	306	–	–	306
Equity securities, trading				
Financial	4,317	–	–	4,317
Energy	7,149	–	–	7,149
Consumer cyclical	1,599	–	–	1,599
Consumer non-cyclical	4,534	–	–	4,534
Technology	3,400	–	–	3,400
Industrial	2,403	–	–	2,403
Communications	2,623	–	–	2,623
All Other	11,261	–	–	11,261
Short-term investments (1)	150,344	18,094	–	168,438
Investment in unconsolidated subsidiaries (2)	–	–	25,112	25,112
Other investments (4)	–	–	1,704	1,704
Total assets	$ 191,267	$ 3,590,849	$ 57,815	$ 3,839,931
Liabilities:				
2019 Note Payable	–	–	15,616	15,616
Interest rate swap agreement	–	–	3,658	3,658
Total liabilities	$ –	$ –	$ 19,274	$ 19,274

3. Fair Value Measurement (continued)

(In thousands)	December 31, 2009			
	Fair Value Measurements Using			Total
	Level 1	Level 2	Level 3	Fair Value
Assets:				
Fixed maturities, available for sale				
U.S. Treasury obligations	$ –	$ 153,544	$ –	$ 153,544
U.S. Agency obligations	–	67,026	–	67,026
State and municipal bonds	–	1,439,154	9,495	1,448,649
Corporate bonds	–	1,049,677	24,335	1,074,012
Residential mortgage-backed securities	–	556,863	–	556,863
Commercial mortgage-backed securities	–	91,627	940	92,567
Other asset-backed securities	–	50,334	–	50,334
Equity securities, available for sale				
Financial	488	–	–	488
Energy	182	–	–	182
Consumer cyclical	425	–	–	425
Consumer non-cyclical	638	–	–	638
Technology	780	–	–	780
Industrial	598	–	–	598
Communications	134	–	–	134
All Other	334	–	–	334
Equity securities, trading				
Financial	8,831	–	–	8,831
Energy	7,781	–	–	7,781
Consumer cyclical	3,222	–	–	3,222
Consumer non-cyclical	8,889	–	–	8,889
Technology	4,085	–	–	4,085
Industrial	3,560	–	–	3,560
Communications	4,063	–	–	4,063
All Other	3,395	–	–	3,395
Short-term investments (1)	168,060	18,999	–	187,059
Investment in unconsolidated subsidiaries (2)	–	–	48,502	48,502
Other investments (3)	–	–	10,932	10,932
Total assets	$ 215,465	$ 3,427,224	$ 94,204	$ 3,736,893
Liabilities:				
2019 Note Payable	$ –	$ –	$ 14,740	$ 14,740
Interest rate swap agreement	–	–	2,937	2,937
Total liabilities	$ –	$ –	$ 17,677	$ 17,677

(1) Short-term investments are reported at amortized cost, which approximates fair value.
(2) Includes interests in private investment funds that are valued at the net asset value provided by the fund, which approximates fair value. Other equity interests for which the carrying value of the interest does not approximate fair value are excluded.
(3) Includes beneficially owned asset-backed securities held in a separate interest of a private investment fund, carried at fair value. Investments carried at cost are excluded.
(4) Includes an annuity valued at fair value. Other investments carried at cost are excluded.

The fair values for securities included in the Level 2 category, with the few exceptions described below, have been developed by third party, nationally recognized pricing services. These services use complex methodologies to determine values for securities and subject the values they develop to quality control reviews. The services collect and utilize multiple inputs, although not all inputs are used for every security type or given the same priority in every evaluation. Inputs used include: benchmark yields, reported trades, broker/dealer quotes, issuer spreads, two-sided markets, benchmark securities, bids, and offers. The services also consider credit ratings, where appropriate, including ratings updates and information available in appropriate market research publications. Management reviews service-provided

3. Fair Value Measurement (continued)

values for reasonableness by comparing market yields indicated by the supplied value to yields observed in the market place. If a value does not appear reasonable, the valuation is discussed with the service that provided the value and would be adjusted, if necessary. No such adjustments have been necessary in 2010 or 2009.

Below is a summary description of the valuation methodologies primarily used by the pricing services for securities in the Level 2 category, by security type:

U.S. Treasury obligations are valued based on quoted prices for identical assets, or, in markets that are not active, quotes for similar assets, taking into consideration adjustments for variations in contractual cash flows and yields to maturity.

U. S. government and agency obligations, and corporate bonds (exclusive of privately placed debt) are valued using pricing models that consider current and historical market data, normal trading conventions, credit ratings, and the particular structure and characteristics of the security being valued, such as yield to maturity, redemption options, and contractual cash flows. Adjustments to model inputs or model results are included in the valuation process when necessary to reflect recent events, such as regulatory, government or corporate actions or significant economic, industry or geographic events that would affect the security's fair value.

Municipal securities are valued using a series of matrices that consider credit ratings, the structure of the security, the sector in which the security falls, yields, and contractual cash flows. Valuations are further adjusted, when necessary, to reflect recent events such as significant economic or geographic events or ratings changes that would affect the security's fair value.

Mortgage backed securities. Agency pass through securities are valued by a matrix, considering the issuer type, coupon rate and longest cash flows outstanding. The matrix is developed daily based on available market information. Agency and non-agency collateralized mortgage obligations are both valued using models that consider the structure of the security, current and historical information regarding prepayment speeds, ratings and ratings updates, and current and historical interest rate and interest rate spread data. Evaluations of Alt-A and subprime mortgages include a review of collateral performance data, which is generally updated monthly.

Asset-backed securities are valued using models that consider the structure of the security, monthly payment information, current and historical information regarding prepayment speeds, ratings and ratings updates, and current and historical interest rate and interest rate spread data. Spreads and prepayment speeds consider collateral type.

Privately placed corporate debt is valued by an outside vendor rather than a third party pricing service. The valuation is prepared based on a widely available matrix that is produced daily by a leading seller of secondary private placements. The matrix considers the market sector, issuer credit ratings and the remaining loan term and is developed from market data such as interest rate yield curves, credit spreads, quoted market prices for comparable securities and other applicable market data.

Bank loans are also valued by an outside vendor. The valuation is based upon a widely distributed, loan-specific listing of average bid and ask prices published daily by an investment industry group. The publisher of the listing derives the averages from data received from multiple market-makers for bank loans.

Short term securities, primarily U. S. Treasury securities and commercial paper maturing within one year, are carried at cost which approximates the fair value of the security due to the short term to maturity.

3. Fair Value Measurement (continued)

Below is a summary description of the valuation methodologies used to value securities in the Level 3 category by security type.

Auction rate municipal bonds are valued internally using a model based on discounted cash flows using yields currently available on fixed rate securities with a similar term and collateral, adjusted to consider the effect of a floating rate and a premium for illiquidity. All are rated A or better.

Corporate debt instruments are valued internally using dealer quotes for similar securities or discounted cash flows models using yields currently available for similar securities. Similar securities are defined as securities having like terms and payment features that are of comparable credit quality. Assessments of credit quality are based on NRSRO ratings, if available, or are subjectively determined by management if not available. Corporate debt instruments include private placement senior notes valued at approximately $9.3 million and $12.0 million at December 31, 2010 and 2009, respectively. The notes are all rated A+ or better and are unconditionally guaranteed by large regional banks. The remaining Level 3 corporate securities are not guaranteed or fully collateralized. Approximately $10.4 million and $10.5 million at December 31, 2010 and 2009, respectively, have an average NRSRO rating of A-. Approximately $1.5 million and $1.8 million at December 31, 2010 and 2009, respectively, do not have an NRSRO rating.

Asset-backed securities are valued using multiple inputs including multiple broker dealer quotes.

Annuities are valued internally using a model based on discounted cash flows using yields currently available for similar investments.

Interests in private investment funds are valued using the net asset value provided by the fund.

The following table provides additional information regarding investments in private investment funds valued using the net asset value provided by the fund at December 31, 2010:

	Fair Value December 31		Unfunded Commitments December 31
(In thousands)	**2010**	2009	**2010**
Private fund primarily invested in long/short equities (1)	**$ 18,801**	$ 12,943	**None**
Private fund primarily invested in non-public equities, including other private funds (2)	**6,311**	5,629	**$ 3,500**
Private fund primarily invested in high yield asset-backed securities (3)	**–**	29,930	**None**
	$ 25,112	$ 48,502	

(1) The fund holds both long and short U.S. and North American equities, and targets absolute returns using a strategy designed to take advantage of event-driven market opportunities. Redemptions are allowed with a notice requirement of up to 45 days and are paid within 30 days of the redemption date, unless the redemption request is for 90% or more of the requestor's capital balance. Redemptions at the 90% and above level will be paid at 90%, with the remainder paid after the fund's annual audit.

(2) The fund is structured to provide capital appreciation through diversified investments in private equity, including investments in buyout, venture capital, mezzanine, distressed debt and other private equity-oriented funds. Redemptions are not allowed, except by special permission of the fund. Fund proceeds are to be periodically distributed at the discretion of the fund over an anticipated time frame that spans 3 to 5 years.

(3) As discussed in Note 4, the fund was liquidated during 2010. Prior to liquidation, the fund consisted primarily of high-yield asset-backed securities.

3. Fair Value Measurement (continued)

There were no transfers between Level 1 and Level 2 categories during 2010.

The following tables present summary information regarding changes in the fair value of assets and liabilities measured at fair value using Level 3 inputs, including financial instruments for which ProAssurance has elected fair value accounting. Transfers are as of the end of the period, unless otherwise specified.

	December 31, 2010						
	Level 3 Fair Value Measurements – Assets						
(In thousands)	State and Municipal Bonds	Corporate Bonds	Asset-backed Securities	Equity Securities	Investment in Unconsolidated Subsidiaries	Other Investments	Total
Assets							
Balance December 31, 2009	$ 9,495	$ 24,335	$ 940	$ –	$ 48,502	$ 10,932	$ 94,204
Total gains (losses) realized and unrealized:							
Included in earnings, as a part of:							
Equity in earnings of unconsolidated subsidiaries	–	–	–	–	4,650	–	4,650
Realized investment gains (losses)	–	59	–	–	–	(10,698)	(10,639)
Included in other comprehensive income	147	(314)	60	–	–	11,953	11,846
Purchases, sales or settlements	(2,092)	827	1,216	–	(28,040)	1,193	(26,896)
Transfers in	–	1,925	1,004	–	–	–	2,929
Transfers out	–	(5,603)	(1,000)	–	–	(11,676)	(18,279)
Balance December 31, 2010	$ 7,550	$ 21,229	$ 2,220	$ –	$ 25,112	$ 1,704	$ 57,815
Change in unrealized gains (losses) included in earnings for the above period for Level 3 assets held at period-end	$ –	$ –	$ –	$ –	$ 4,650	$ (10,698)	$ (6,048)

Transfers between Level 3 categories during 2010 include:

- At December 31, 2009 Other Investments total included asset-backed securities valued at $1 million that were held in a private investment fund. During 2010 these securities were returned to direct ownership and were reclassified as Asset-backed securities (see Note 4 of the Notes to the Consolidated Financial Statements). Multiple observable inputs were not available for use in valuing the securities at either December 31, 2009 or 2010.

Transfers from Level 2 to Level 3 during 2010 include:

- Four corporate bonds having a combined value of $1.9 million. Multiple observable inputs were not available for use in valuing the bonds at December 31, 2010.

Transfers from Level 3 to Level 2 during 2010 include:

- Four corporate bonds having a combined value of $5.6 million. Multiple observable inputs were available for use in valuing the securities at December 31, 2010. Such information was not available for valuing the bonds at December 31, 2009.
- A commercial mortgage-backed security valued at $1 million. Multiple observable inputs were available for use in valuing the security at December 31, 2010.
- Beneficially owned asset-backed securities held in a private investment fund were 100% categorized as Level 3 at December 31, 2009 because valuations were determined by the fund manager using various methodologies, not all of which were based on multiple observable inputs. During 2010 the fund manager provided additional information regarding the valuation methodologies followed, and securities, having a combined fair value of $10.7 million valued using multiple observable inputs were transferred to the Level 2 category.

3. Fair Value Measurement (continued)

	December 31, 2009						
	Level 3 Fair Value Measurements - Assets						
(In thousands)	State and Municipal Bonds	Corporate Bonds	Asset-backed Securities	Equity Securities	Investment in Unconsolidated Subsidiaries	Other Investments	Total
Assets							
Balance December 31, 2008	$ –	$ 36,472	$ 1,327	$ 357	$ –	$ 14,576	$ 52,732
Total gains (losses), realized and unrealized:							
Included in earnings, as a part of:							
Equity in earnings of unconsolidated subsidiaries	–	–	–	–	–	–	–
Realized investment gains (losses)	–	(7)	–	(357)	–	(536)	(900)
Included in other comprehensive income	(330)	371	149	–	–	2,516	2,706
Purchases, sales or settlements	(200)	(11,337)	(21)	–	–	(434)	(11,992)
Transfers in	10,025	5,092	–	–	48,502	–	63,619
Transfers out	–	(6,256)	(515)	–	–	(5,190)	(11,961)
Balance December 31, 2009	$ 9,495	$ 24,335	$ 940	$ –	$ 48,502	$ 10,932	$ 94,204
Change in unrealized gains (losses) included in earnings for the above period for Level 3 assets held at period-end	$ –	$ (7)	$ –	$ (357)	$ –	$ (536)	$ (900)

Transfers from Level 2 into Level 3 during 2009 include:

- Corporate bonds having a combined value of $5 million that were valued using multiple observable inputs at December 31, 2008. During 2009 such information was not available, and the bonds were valued using a single broker dealer quote.
- Municipal bonds totaling $10 million. The bonds were valued using multiple observable inputs at December 31, 2008. Such inputs were unavailable in 2009 and the bonds were valued using a pricing model.
- Interests in private investment funds accounted for under the equity method valued using the net asset value provided by fund management. The interests were not included in the fair value table at December 31, 2008, but were included effective January 1, 2009 in compliance with GAAP guidance issued in 2009 specifying that such valuation constitutes valuation at fair value.

Transfers from Level 3 into Level 2 during 2009 include:

- A private placement bond valued at $4 million that was a new issue during 2008. There was no active market for the security or nearly identical security during the latter portion of 2008. Market activity increased in 2009, which provided multiple observable inputs that could be used to value the security.
- Two corporate bonds, having a combined value of $2.2 million. The bonds were valued using a pricing model prior to December 31, 2009 due to the unavailability of multiple observable inputs. Multiple observable inputs were available at December 31, 2009 for use in valuing the bonds.
- Asset-backed securities having a value of $0.5 million. There was no active market for the securities during the latter portion of 2008. Market activity increased in 2009, which provided multiple observable inputs that could be used to value the securities.
- FHLB investments of $5.2 million are valued at cost, and, as such have been excluded from the table at December 31, 2009.

3. Fair Value Measurement (continued)

(In thousands)	December 31, 2010 Level 3 Fair Value Measurements - Liabilities		
	2019 Note Payable	Interest rate swap agreement	Total
Liabilities			
Balance December 31, 2009	$ 14,740	$ 2,937	$ 17,677
Total (gains) losses realized and unrealized:			
Included in earnings as a part of net realized investment (gains) losses	1,181	721	1,902
Included in other comprehensive income	–	–	–
Purchases, sales or settlements	(305)	–	(305)
Transfers in	–	–	–
Transfers out	–	–	–
Balance December 31, 2010	$ 15,616	$ 3,658	$ 19,274
Change in unrealized (gains) losses included in earnings for the above period for Level 3 liabilities outstanding at period-end	$ 1,181	$ 721	$ 1,902

(In thousands)	December 31, 2009 Level 3 Fair Value Measurements - Liabilities		
	2019 Note Payable	Interest rate swap agreement	Total
Liabilities			
Balance December 31, 2008	$ –	$ –	$ –
Total (gains) losses realized and unrealized:			
Included in earnings as a part of net realized investment (gains) losses	2,389	(1,753)	636
Included in other comprehensive income	–	–	–
Purchases, sales or settlements	12,351	4,690	17,041
Transfers in	–	–	–
Transfers out	–	–	–
Balance December 31, 2009	$ 14,740	$ 2,937	$ 17,677
Change in unrealized (gains) losses included in earnings for the above period for Level 3 liabilities outstanding at period-end	$ 2,389	$ (1,753)	$ 636

Fair Value Option Elections

The 2019 Note Payable and a related interest rate swap agreement (the Swap) are measured at fair value on a recurring basis, with changes in the fair value of each liability recorded in net realized gains (losses). ProAssurance assumed both liabilities as part of the PICA acquisition. The fair value option was elected for the 2019 Note Payable because valuation at fair value better reflects the economics of the related liabilities and eliminates the inconsistency that would otherwise result from carrying the 2019 Note Payable on an amortized cost basis and the Swap at fair value.

The 2019 Note Payable had an outstanding principal balance of $17.4 million at December 31, 2010 and $17.7 million at December 31, 2009.

4. Investments

The amortized cost and estimated fair value of available-for-sale fixed maturities and equity securities are as follows:

	December 31, 2010			
(In thousands)	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Fixed maturities				
U.S. Treasury obligations	$ 219,631	$ 7,519	$ (1,242)	$ 225,908
U.S. Agency obligations	64,804	4,113	(39)	68,878
State and municipal bonds	1,204,327	44,047	(4,450)	1,243,924
Corporate bonds	1,287,842	52,757	(7,335)	1,333,264
Residential mortgage-backed securities	549,543	25,409	(5,114)*	569,838
Commercial mortgage-backed securities	95,758	3,663	(35)	99,386
Other asset-backed securities	61,314	1,373	(131)	62,556
	3,483,219	138,881	(18,346)	3,603,754
Equity securities	2,438	1,212	(13)	3,637
	$ 3,485,657	$ 140,093	$ (18,359)	$ 3,607,391

	December 31, 2009			
(In thousands)	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Fixed maturities				
U.S. Treasury obligations	$ 149,937	$ 4,874	$ (1,267)	$ 153,544
U.S. Agency obligations	64,837	2,371	(182)	67,026
State and municipal bonds	1,400,293	51,977	(3,621)	1,448,649
Corporate bonds	1,040,896	38,871	(5,755)	1,074,012
Residential mortgage-backed securities	545,687	22,183	(11,007)*	556,863
Commercial mortgage-backed securities	93,941	1,074	(2,448)	92,567
Other asset-backed securities	48,761	1,749	(176)	50,334
	3,344,352	123,099	(24,456)	3,442,995
Equity securities	2,572	1,028	(21)	3,579
	$ 3,346,924	$ 124,127	$ (24,477)	$ 3,446,574

*Includes other-than-temporary impairments recognized in accumulated other comprehensive income of $4.1 million and $5.6 million at December 31, 2010 and December 31, 2009, respectively.

The recorded cost basis and estimated fair value of available-for-sale fixed maturities at December 31, 2010, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties. ProAssurance uses the call date as the contractual maturity for pre-refunded state and municipal bonds which are 100% backed by U.S. Treasury obligations.

(In thousands)	Amortized Cost	Due in one year or less	Due after one year through five years	Due after five years through ten years	Due after ten years	Total Fair Value
Fixed maturities, available for sale						
U.S. Treasury obligations	$ 219,631	$ 8,462	$ 120,599	$ 93,193	$ 3,654	$ 225,908
U.S. Agency obligations	64,804	4,620	44,871	18,431	956	68,878
State and municipal bonds	1,204,327	35,033	298,935	607,309	302,647	1,243,924
Corporate bonds	1,287,842	126,061	707,711	477,781	21,711	1,333,264
Residential mortgage-backed securities	549,543					569,838
Commercial mortgage-backed securities	95,758					99,386
Other asset-backed securities	61,314					62,556
	$ 3,483,219					$ 3,603,754

4. Investments (continued)

Excluding investments in bonds and notes of the U.S. Government, a U.S. Government agency, or pre-refunded state and municipal bonds which are 100% backed by U.S. Treasury obligations, no investment in any entity or its affiliates exceeded 10% of shareholders' equity at December 31, 2010.

At December 31, 2010, ProAssurance has available-for-sale securities with a fair value of $28.7 million on deposit with various state insurance departments to meet regulatory requirements. ProAssurance also has available-for-sale securities with a fair value of $27.2 million that are pledged as collateral security for the 2019 Note Payable (see Note 10.)

Business Owned Life Insurance (BOLI)

ProAssurance holds BOLI policies on management employees that are carried at the current cash surrender value of the policies (original cost $35 million). The primary purpose of the program is to offset future employee benefit expenses through earnings on the cash value of the policies. ProAssurance is the owner and principal beneficiary of these policies. ProAssurance reduced its BOLI investment in 2010 by redeeming approximately $16 million of its cash surrender value. This redemption created taxable income triggering an additional tax liability of approximately $1.3 million, which was recognized during 2010.

Other Investments

ProAssurance has Other Investments comprised of the following:

(In millions)	**2010**	2009
Equity interests in private investment funds, at cost; estimated fair value of $37.2 and $27.0, respectively	**$ 30.7**	$ 29.1
Federal Home Loan Bank (FHLB) capital stock, at cost	**5.2**	5.2
High yield asset-backed securities, at fair value (amortized cost of $19.4 at December 31, 2009) see below	**–**	10.9
Other, principally an annuity valued at fair value	**2.2**	2.1
	$ 38.1	$ 47.3

FHLB capital stock is not marketable, but may be liquidated by terminating membership in the FHLB. The liquidation process can take up to five years.

At December 31, 2009 ProAssurance, through its ownership of a separate interest in a private investment fund, held a direct beneficial interest in certain high yield asset-backed securities. The investment fund liquidated in July 2010 and distributed the securities to ProAssurance. The distributed securities were classified as available for sale fixed maturities. No gain or loss was recorded related to the distribution; however, Management determined at the time of distribution that the securities would be sold, and recognized impairment losses of $9.5 million related to the securities in 2010.

Unconsolidated Subsidiaries

ProAssurance holds investments in unconsolidated subsidiaries, accounted for under the equity method. The investments include the following:

	Carrying Value December 31,		**Percentage Ownership**
Investment in Unconsolidated Subsidiaries	**2010**	2009	**December 31, 2010**
Investment in tax credit partnerships	**$ 60.3**	$ –	**<20%**
Other business interests	**3.4**	–	**<50%**
Private investment fund-primarily invested in long/short equities	**18.8**	12.9	**<20%**
Private investment fund-primarily invested in non-public equities	**6.3**	5.6	**<20%**
Private investment fund-primarily invested in high yield asset-backed securities	**–**	30.0	**n/a**
	$ 88.8	$ 48.5	

4. Investments (continued)

Investments in tax credit partnerships are comprised of multiple separate limited partner interests designed to generate investment returns by providing tax benefits to fund investors in the form of net operating losses and tax credits. The related properties are principally low income housing properties. The investment balance reflects the entire commitment to the partnership; commitments of approximately $47 million have not been funded as of December 31, 2010.

Other business interest consists of a non-controlling interest in a development stage limited liability company. The start-up phase is expected to continue for another twelve months.

The long/short equity fund targets absolute returns using a strategy designed to take advantage of event-driven market opportunities.

The non-public equity fund holds diversified private equities and is structured to provide capital appreciation.

Investments Held in a Loss Position

The following tables provide summarized information with respect to investments held in an unrealized loss position at December 31, 2010 and December 31, 2009, including the length of time the investment has been held in a continuous unrealized loss position.

	December 31, 2010					
	Total		Less than 12 months		More than 12 months	
(In thousands)	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss
Fixed maturities, available for sale						
U.S. Treasury obligations	$ 61,127	$ (1,242)	$ 61,127	$ (1,242)	$ –	$ –
U.S. Agency obligations	6,340	(39)	6,340	(39)	–	–
State and municipal bonds	199,079	(4,450)	191,157	(3,893)	7,922	(557)
Corporate bonds	287,418	(7,335)	275,808	(5,695)	11,610	(1,640)
Residential mortgage-backed securities	121,956	(5,114)	105,193	(1,927)	16,763	(3,187)
Commercial mortgage-backed securities	7,507	(35)	6,537	(5)	970	(30)
Other asset-backed securities	11,692	(131)	11,246	(103)	446	(28)
	$ 695,119	$ (18,346)	$ 657,408	$ (12,904)	$ 37,711	$ (5,442)
Equity securities, available for sale	$ 499	$ (13)	$ 335	$ (3)	$ 164	$ (10)
Other investments						
Equity interests in private investment funds carried at cost of $19.7 million	$ 19,298	$ (401)	$ –	$ –	$ 19,298	$ (401)

	December 31, 2009					
	Total		Less than 12 months		More than 12 months	
(In thousands)	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss
Fixed maturities, available for sale						
U.S. Treasury obligations	$ 40,042	$ (1,267)	$ 40,042	$ (1,267)	$ –	$ –
U.S. Agency obligations	15,514	(182)	15,514	(182)	–	–
State and municipal bonds	177,643	(3,621)	152,783	(2,399)	24,860	(1,222)
Corporate bonds	183,995	(5,755)	140,344	(2,284)	43,651	(3,471)
Residential mortgage-backed securities	64,882	(11,007)	44,086	(4,262)	20,796	(6,745)
Commercial mortgage-backed securities	53,155	(2,448)	24,940	(92)	28,215	(2,356)
Other asset-backed securities	4,823	(176)	1,903	(12)	2,920	(164)
	$ 540,054	$ (24,456)	$ 419,612	$ (10,498)	$ 120,442	$ (13,958)
Equity securities, available for sale	$ 230	$ (21)	$ 121	$ (2)	$ 109	$ (19)
Other investments						
Equity interests in private investment funds carried at cost of $23.1 million	$ 15,764	$ (7,308)	$ –	$ –	$ 15,764	$ (7,308)

4. Investments (continued)

As of December 31, 2010, there were 510 debt securities (19% of all available-for-sale fixed maturity securities held) in an unrealized loss position representing 309 issuers. The single greatest unrealized loss position is approximately $0.8 million; the second greatest unrealized loss position is approximately $0.6 million. The securities were evaluated for impairment as of December 31, 2010.

As of December 31, 2009, there were 344 debt securities (14% of all available-for-sale fixed maturity securities held) in an unrealized loss position representing 287 issuers.

Each quarter, ProAssurance performs a detailed analysis for the purpose of assessing whether any of the securities it holds in an unrealized loss position have suffered an other-than-temporary impairment in value. A detailed discussion of the factors considered in the assessment is included in Note 1 of the Notes to the Consolidated Financial Statements.

At December 31, 2010 fixed maturity securities held in an unrealized loss position, excluding asset-backed securities, have paid all scheduled contractual payments and are expected to continue doing so. Expected future cash flows of asset-backed securities were estimated using the most recently available six-month historical performance data for the collateral (loans) underlying the security or, if historical data was not available, sector based assumptions. Expected future cash flows from the equity interest carried in a loss position were also evaluated and are expected to equal or exceed the carrying value of the equity interest.

Net Investment Income

Net investment income by investment category is as follows:

(In thousands)	**2010**	2009	2008
Fixed maturities	**$ 146,036**	$ 150,122	$ 150,085
Equities	**797**	1,036	1,231
Short-term investment	**417**	1,209	6,891
Other invested assets	**3,145**	2,802	2,801
Business owned life insurance	**1,617**	1,563	1,932
	152,012	156,732	162,940
Investment expenses	**(5,632)**	(5,787)	(4,556)
Net investment income	**$ 146,380**	$ 150,945	$ 158,384

Net Realized Investment Gains (Losses)

Net realized investment gains (losses) are comprised of the following:

(In thousands)	**2010**	2009 (1)	2008
Total other-than-temporary impairment losses:			
Residential mortgage-backed securities	**$ (1,487)**	$ (3,393)	$ (9,140)
Corporate bonds (2)	**–**	(3,749)	(25,347)
Equities (3)	**–**	(494)	(10,564)
Equity interest in a private investment fund	**(3,373)**	–	(1,969)
High yield asset-backed securities, see discussion below	**(9,515)**	(536)	–
Portion recognized in (reclassified from) Other Comprehensive Income:			
Residential mortgage-backed securities	**(1,474)**	199	–
Net impairment losses recognized in earnings	**(15,849)**	(7,973)	(47,020)
Gross realized gains, available-for-sale securities	**30,433**	17,217	8,038
Gross realized (losses), available-for-sale securities	**(628)**	(5,151)	(5,495)
Net realized gains (losses), short-term	**200**	–	(1,010)
Net realized gains (losses), trading securities	**6,630**	(956)	(890)
Change in unrealized holding gains (losses), trading securities	**(1,542)**	10,291	(4,536)
Increase in the fair value of liabilities carried at fair value	**(1,902)**	(636)	–
Net realized investment gains (losses)	**$ 17,342**	$ 12,792	$ (50,913)

(1) In accordance with GAAP, all OTTI losses prior to April 1, 2009 were recognized in earnings.
(2) 2008 includes $19.5 million related to Lehman.
(3) 2008 includes $9.5 million related to Fannie Mae and Freddie Mac preferred stock.

4. Investments (continued)

ProAssurance recognized an impairment loss of $9.5 million in 2010 related to certain high-yield securities that Management intended to sell, as previously discussed under the sub-header *Other Investments.*

ProAssurance recognized an impairment of $3.4 million in 2010 related to an interest in a private investment fund, accounted for on a cost basis. The fund has reported realized losses on the sale of securities, and ProAssurance has reduced the carrying value of its interest in the fund in recognition of its pro rata share of those losses.

ProAssurance recognized credit-related impairments in earnings of $3.0 million in 2010, including $1.5 million reclassified from OCI, related to residential mortgage-backed securities. Expected future cash flows were less than ProAssurance's carrying value for these securities; therefore, ProAssurance reduced the carrying value of its interest in these securities and recognized the loss in its 2010 net income.

Net gains (losses) related to fixed maturities in the above table are $24.1 million, $4.5 million, and ($32.0) million during 2010, 2009 and 2008, respectively.

The following table presents a roll forward of cumulative credit losses recorded in earnings related to impaired debt securities for which a portion of the other-than-temporary impairment has been recorded in Other Comprehensive Income.

(In thousands)	
Balance January 1, 2010	**$ 2,068**
Additional credit losses recognized during the period, related to securities for which:	
No OTTI has been previously recognized	**69**
OTTI has been previously recognized	**5,720**
Reductions due to:	
Securities sold during the period (realized)	–
Securities which will be sold in coming periods	**(3,411)**
Securities for which it is more likely than not that the security will be required to be sold prior to anticipated recovery of amortized cost basis	–
Accretion recognized during the period related to cash flows that are expected to exceed the amortized cost basis of the security	–
Balance December 31, 2010	**$ 4,446**

Other information regarding sales and purchases of available-for-sale securities:

(In millions)	**2010**	2009	2008
Proceeds from sales (exclusive of maturities and paydowns):			
Adjustable rate, short duration fixed maturity securities	**$ –**	$ 7.0	$ 148.1
Other available-for-sale securities	**718.3**	485.6	400.3
Total	**$ 718.3**	$ 492.6	$ 548.4
Purchases of:			
Adjustable rate, short duration fixed maturity securities	**$ –**	$ –	$ 106.7
Other available-for-sale securities	**848.3**	930.9	633.9
Total	**$ 848.3**	$ 930.9	$ 740.6

5. Reinsurance

ProAssurance has various excess of loss, quota share, and cession reinsurance agreements in place. Historically, the professional liability per claim retention level has varied between 90% and 100% of the first $1 million and between 0% and 5% of claims exceeding those levels depending on the coverage year and the state in which business was written. ProAssurance also insures some large professional liability risks that are above the limits of its basic reinsurance treaties. These risks are reinsured on a facultative basis, whereby the reinsurer agrees to insure a particular risk up to a designated limit.

5. Reinsurance (continued)

The effect of reinsurance on premiums written and earned is as follows (in thousands):

	2010 Premiums		2009 Premiums		2008 Premiums	
	Written	**Earned**	Written	Earned	Written	Earned
Direct	**$ 533,112**	**$ 548,897**	$ 553,777	$ 539,922	$ 471,510	$ 503,607
Assumed	**93**	**58**	145	90	(28)	(28)
Ceded	**(27,798)**	**(29,848)**	(39,879)	(42,469)	(42,475)	(44,301)
Net premiums	**$ 505,407**	**$ 519,107**	$ 514,043	$ 497,543	$ 429,007	$ 459,278

The receivable from reinsurers on unpaid losses and loss adjustment expenses represents Management's estimate of amounts that will be recoverable under ProAssurance reinsurance agreements. These estimates are based upon Management's expectation of ultimate losses and the portion of those losses that are allocable to reinsurers according to the terms of the agreements. Given the uncertainty of the ultimate amounts of losses, Management's estimates of losses and related amounts recoverable may vary significantly from the eventual outcome. Also, premiums ceded under reinsurance agreements wherein the premium due to the reinsurer, subject to certain maximums and minimums, is based in part on losses reimbursed or to be reimbursed under the agreement, and will thus vary when loss estimates are revised. During the year ended December 31, 2010 and December 31, 2009 ProAssurance reduced premiums ceded by $13.4 million and $6.2 million, respectively, due to changes in Management's estimates of amount due to reinsurers related to prior accident year loss recoveries.

Reinsurance contracts do not relieve ProAssurance from its obligations to policyholders and ProAssurance remains liable to its policyholders whether or not reinsurers honor their contractual obligations to ProAssurance. ProAssurance continually monitors its reinsurers to minimize its exposure to significant losses from reinsurer insolvencies.

At December 31, $87.9 million of the total amounts due from reinsurers of $181.4 million (including receivables related to paid and unpaid losses and LAE and prepaid reinsurance premiums) is due from four reinsurers which have an individual balance which exceeds $10 million. Each of these reinsurers has an A.M. Best credit rating of AA or above.

As of December 31, 2010 ProAssurance has not established an allowance for credit losses related to its reinsurance receivables. During the year ended December 31, 2010 no reinsurance balances were written off for credit reasons.

At December 31, 2010, all reinsurance recoverables are considered collectible. Reinsurance recoverables totaling approximately $17.0 million are collateralized by letters of credit or funds withheld. At December 31, 2010 no amounts due from individual reinsurers exceed 5% of shareholders' equity.

There were no significant reinsurance commutations in 2010 or 2009.

During 2008, ProAssurance commuted (terminated) various outstanding reinsurance arrangements for approximately $42.7 million in cash. The commutations reduced Receivable from Reinsurers on Paid Losses and Receivable from Reinsurers on Unpaid Losses, combined, by approximately $3.9 million (net of cash received) and reduced Reinsurance Premiums Payable by approximately $0.1 million.

6. Income Taxes

Deferred income taxes reflect the net tax effects of temporary differences between the amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of ProAssurance's deferred tax assets and liabilities are as follows:

(In thousands)	**2010**	2009
Deferred tax assets		
Unpaid loss discount	**$ 66,485**	$ 71,562
Unearned premium adjustment	**21,363**	19,971
Loss and credit carryovers	**479**	360
Compensation related	**17,757**	12,512
Basis differences–investments	**19,072**	7,311
Intangibles	**3,348**	3,550
Other	–	619
Total deferred tax assets	**128,504**	115,885
Deferred tax liabilities		
Deferred acquisition costs	**9,548**	8,922
Unrealized gains on investments, net	**44,533**	34,282
Fixed assets	**3,128**	1,046
Intangibles	**13,899**	2,829
Other	**534**	–
Total deferred tax liabilities	**71,642**	47,079
Net deferred tax assets	**$ 56,862**	$ 68,806

In evaluating the need for a valuation allowance on deferred tax assets, management determined that assets related to capital losses on investments would be realized through a tax planning strategy of selling investments with built in gains.

A valuation allowance of $0.9 million that was established in 2009 related to deferred tax assets acquired in the PICA acquisition was released in 2010. Management believes that sufficient sources of taxable income are available to realize the benefit of these deferred tax assets.

At December 31, 2010 ProAssurance has no available net operating loss (NOL) carryforwards or Alternative Minimum Tax (AMT) credit carryforwards. ProAssurance has an available capital loss carryforward of $1.4 million that is subject to limitation under Internal Revenue Code Section 382. The capital loss carryforward will begin to expire in 2012.

ProAssurance files income tax returns in the U.S. federal jurisdiction and various states. ProAssurance federal tax returns for the 2005 through 2008 tax years are currently under examination by the Internal Revenue Service. The Company's Illinois state tax returns for the years 2006 through 2008 are also under examination by the Illinois Department of Revenue. Management is not aware of any findings from these audits that would significantly alter ProAssurance current or deferred tax balances.

A reconciliation of the beginning and ending amounts of unrecognized tax benefits for 2010 is, as follows:

(In thousands)	**2010**	2009
Balance at January 1	**$ 7,156**	$ 3,755
Increases/(decreases) for tax positions taken during the current year	–	3,056
Increases/(decreases) for tax positions taken during the prior years	**1,593**	–
Interest	**335**	345
Balance at December 31	**$ 9,084**	$ 7,156

Unrecognized tax benefits at December 31, 2010, if recognized, would not affect the effective tax rate but would accelerate the payment of tax. ProAssurance's uncertain tax positions are primarily timing differences related to the recognition of gains (losses) on certain marketable securities and the

6. Income Taxes (continued)

deductibility of certain bonus compensation. Management believes that uncertain tax positions are likely to decrease by $6.8 million in the next twelve months.

A reconciliation of "expected" income tax expense (35% of income before income taxes) to actual income tax expense in the accompanying financial statements follows:

(In thousands)	**2010**	2009	2008
Computed "expected" tax expense	**$ 116,437**	$ 111,567	$ 86,935
Tax-exempt income	**(15,048)**	(16,548)	(17,270)
Tax credits	**(1,000)**	–	–
Other	**690**	1,717	996
Total	**$ 101,079**	$ 96,736	$ 70,661

Interest and penalties accrued or paid approximated $0.4 million during each of the years ended December 31, 2010 and 2009. The accrued liability for interest and penalties approximated $0.7 million and $0.4 million at December 31, 2010 and 2009, respectively.

7. Deferred Policy Acquisition Costs

Policy acquisition costs, most significantly commissions, premium taxes, and underwriting salaries, that are primarily and directly related to the production of new and renewal premiums are capitalized as policy acquisition costs and amortized to expense as the related premium revenues are earned.

Amortization of deferred policy acquisition costs is $58.9 million, $49.7 million, and $47.3 million for the years ended December 31, 2010, 2009, and 2008, respectively.

8. Reserve for Losses and Loss Adjustment Expenses

The reserve for losses is established based on estimates of individual claims and actuarially determined estimates of future losses based on ProAssurance's past loss experience, available industry data and projections as to future claims frequency, severity, inflationary trends and settlement patterns. Estimating reserves, and particularly liability reserves, is a complex process. Claims may be resolved over an extended period of time, often five years or more, and may be subject to litigation. Estimating losses for liability claims requires ProAssurance to make and revise judgments and assessments regarding multiple uncertainties over an extended period of time. As a result, reserve estimates may vary significantly from the eventual outcome. The assumptions used in establishing ProAssurance's reserves are regularly reviewed and updated by management as new data becomes available. Changes to estimates of previously established reserves are included in earnings in the period in which the estimate is changed.

ProAssurance believes that the methods it uses to establish reserves are reasonable and appropriate. Each year, ProAssurance uses internal actuaries to review the reserve for losses of each insurance subsidiary. ProAssurance also engages external actuaries to review ProAssurance claims data and provide observations regarding cost trends, rate adequacy and ultimate loss costs. ProAssurance considers the views of the actuaries as well as other factors, such as known, anticipated or estimated changes in frequency and severity of claims and loss retention levels and premium rates, in establishing the amount of its reserve for losses. The statutory filings of each insurance company with the insurance regulators must be accompanied by an external actuary's certification as to their respective reserves in accordance with the requirements of the National Association of Insurance Commissioners (NAIC).

8. Reserve for Losses and Loss Adjustment Expenses (continued)

Activity in the reserve for losses and loss adjustment expenses is summarized as follows:

(In thousands)	**2010**	2009	2008
Balance, beginning of year	**$ 2,422,230**	$ 2,379,468	$ 2,559,707
Less reinsurance recoverables	**262,659**	268,356	327,111
Net balance, beginning of year	**2,159,571**	2,111,112	2,232,596
Net reserves acquired from acquisitions	**82,225**	163,946	-
Net losses:			
Current year	**455,105**	438,368	396,750
Favorable development of reserves established in prior years, net	**(233,990)**	(207,300)	(185,251)
Total	**221,115**	231,068	211,499
Paid related to:			
Current year	**(34,593)**	(67,900)	(20,635)
Prior years	**(291,654)**	(278,655)	(312,348)
Total paid	**(326,247)**	(346,555)	(332,983)
Net balance, end of year	**2,136,664**	2,159,571	2,111,112
Plus reinsurance recoverables	**277,436**	262,659	268,356
Balance, end of year	**$ 2,414,100**	$ 2,422,230	$ 2,379,468

As discussed in Note 1, estimating liability reserves is complex and requires the use of many assumptions. As time passes and ultimate losses for prior years are either known or become subject to a more precise estimation, ProAssurance increases or decreases the reserve estimates established in prior periods. The favorable development recognized in 2010 and 2009 primarily reflects reductions in the Company's estimates of claim severity for the 2003 through 2007 accident years. The favorable development recognized in 2008 was primarily due to reductions in estimates of claims severity for the 2004, 2005, and 2006 accident years. Actuarial evaluations of both internal and industry actual claims data in 2010, 2009 and 2008 all indicated that claims severity (i.e., the average size of a claim) is increasing more slowly than was anticipated when the reserves for 2003 through 2007 were initially established.

9. Commitments and Contingencies

ProAssurance is involved in various legal actions related to insurance policies and claims handling including, but not limited to, claims asserted by policyholders. ProAssurance has considered such legal actions in establishing its loss and loss adjustment expense reserves. The outcome of any individual legal action is not presently determinable for a number of reasons. For example, in the event that ProAssurance or its insureds receive adverse verdicts, post-trial motions may result in unfavorable rulings; any appeals that may be undertaken may be unsuccessful; ProAssurance may be unsuccessful in legal efforts to limit the scope of coverage available to its insureds; and ProAssurance may become a party to bad faith litigation over the payment of any judgment above an insured's policy limits. ProAssurance's management is of the opinion, based on consultation with legal counsel, that the resolution of these actions will not have a material adverse effect on ProAssurance's financial position. However, the ultimate cost of resolving these legal actions may differ from the reserves established, and the resulting difference could have a material effect on ProAssurance's results of operations for the period in which any such action is resolved.

In 2009 a ProAssurance subsidiary, ProAssurance National Capital Insurance Company (PRA National), after an unsuccessful appeal, paid approximately $20.8 million to settle a judgment entered against PRA National in 2004 in favor of Columbia Hospital for Women Medical Center, Inc. (the CHW Judgment or the Judgment). ProAssurance recognized a liability of $19.5 million related to the Judgment in 2005 as a component of the fair value of assets acquired and liabilities assumed in the

9. Commitments and Contingencies (continued)

acquisition of PRA National and accrued post-trial interest thereafter. The payment was a full settlement of the Judgment except with regard to a pending settlement setoff of less than $0.3 million.

As a result of its acquisition of APS, ProAssurance assumed risk of loss related to some non-claims related legal actions previously asserted against APS subsidiaries. ProAssurance included a liability of $5.6 million related to these actions as a component of the fair value of assets acquired and liabilities assumed in the purchase price allocation. The value of the reserve was based on Management's assessment of the expected outcome of the actions and a reasonable estimate of losses expected to be incurred.

ProAssurance has commitments to fund an additional $47 million to tax credit partnerships, primarily in 2011 and 2012.

ProAssurance is involved in a number of operating leases primarily for office space and office equipment. The following is a schedule of future minimum lease payments for operating leases that had initial or remaining noncancelable lease terms in excess of one year as of December 31, 2010.

Operating Leases *(In thousands)*	
2011	$ 2,952
2012	1,968
2013	1,843
2014	1,648
Thereafter	6,954
Total minimum lease payments	$15,365

ProAssurance incurred rent expense of $3.3 million, $3.5 million and $2.8 million in the years ended December 31, 2010, 2009 and 2008, respectively.

10. Long-term Debt

ProAssurance's outstanding long-term debt consists of the following:

	(In thousands) 2010	2009
Trust Preferred Securities due 2034, unsecured. Bears interest at a variable rate of LIBOR plus 3.85%, adjusted quarterly (4.1% at December 31, 2010). Estimated fair value at December 31, 2010 is $23.0 million.	**$ 22,992**	$ 22,992
Surplus Notes due May 2034, unsecured. Bears interest at a variable rate of LIBOR plus 3.85%, adjusted quarterly (4.1% at December 31, 2010). Estimated fair value at December 31, 2010 is $12.0 million.	**12,000**	12,000
Note Payable due February 2019, carried at fair value, principal of $17.4 million and $17.7 million, respectively. Secured by available-for-sale securities having a fair value at December 31, 2010 of approximately $27.2 million. Bears interest at a variable rate of LIBOR plus 0.7%. See information below regarding the associated interest rate swap.	**15,616**	14,740
Note Payable due February 2012, unsecured, principal of $517,000 net of an unamortized discount of $21,000 at December 31, 2010 and $46,000 at December 31, 2009. Bears interest at the U.S. prime rate, paid and adjusted quarterly (3.3% at December 31, 2010). Estimated fair value at December 31, 2010 is $521,000.	**496**	471
	$ 51,104	$ 50,203

Trust Preferred Securities due 2034 (TPS)

The TPS are uncollateralized and do not require maintenance of minimum financial covenants. The TPS mature in 2034, but have been redeemable with notice since May 2009. Payment of interest may be deferred for up to 20 consecutive quarters; however, stockholder dividends cannot be paid during any extended interest payment period or at any time the debentures are in default.

The TPS were issued in 2004 by a trust (the Trust) formed by ProAssurance for the purpose of issuing the TPS and using the proceeds thereof, together with the equity proceeds received from

10. Long-term Debt (continued)

ProAssurance in the initial formation of the Trusts, to purchase variable rate subordinated debentures (the TPS Debentures) issued by ProAssurance. ProAssurance owns all voting securities of the Trust. The Trust uses the interest and principal from the TPS Debentures to meet the obligations of the TPS.

ProAssurance has guaranteed that amounts paid to the Trust pursuant to its TPS Debentures will be remitted to the holders of the TPS. These guarantees, when taken together with the obligations of ProAssurance under the TPS Debentures (including obligations to pay related trust costs, fees, expenses, debt and obligations of the Trust other than with respect to the TPS), the Indentures pursuant to which the TPS debentures were issued, and the related trust agreement provide a full and unconditional guarantee of amounts due on the TPS.

Surplus Notes Due 2034 (the Surplus Notes)

The Surplus Notes are the unsecured obligations of ProAssurance Wisconsin Insurance Company (PRA Wisconsin), a ProAssurance subsidiary, and are subordinated and junior in the right of payment to all senior claims and senior indebtedness of PRA Wisconsin. The Surplus Notes, with proper notice, may be fully or partially redeemed prior to maturity.

The Surplus Notes converted from a fixed rate of 7.7% to a variable rate based on LIBOR in May 2009. Each payment of interest and principal, including redemption, may be made only with the prior approval of the Office of the Commissioner of Insurance of the State of Wisconsin and only to the extent PRA Wisconsin has sufficient surplus to make such payment.

2019 Note Payable and related Interest Rate Swap

The 2019 Note Payable was assumed in ProAssurance's acquisition of PICA and is a secured obligation of PICA. Principal and interest payable are paid monthly with the principal amortizing over the life of the loan. PICA is required to maintain collateral security for the loan in an amount at least equal to the outstanding principal balance. In accordance with GAAP, the 2019 Note Payable was recorded at its fair value on the PICA acquisition date, April 1, 2009. Additionally, ProAssurance elected to account for the 2019 Note Payable at fair value on a recurring basis and, accordingly, no accretion of the fair value purchase adjustment is being recorded.

Future maturities of the 2019 Note Payable as of December 31, 2010 are as follows:

2011	2012	2013	2014	2015	Thereafter
$324,600	$344,000	$370,900	$397,400	$424,900	$15,574,400

The terms of the 2019 Note Payable specify covenants that must be met by PICA. The covenants, which have been met for 2010 and 2009, are of the nature routinely associated with loans of this type and include:

- a requirement that PICA maintain a debt service coverage ratio of 1:1, measured annually. The ratio is computed as net income (as defined by GAAP) plus depreciation, interest, amortization and income taxes divided by aggregate principal and interest payments on all of PICA's debt.
- a requirement that PICA maintain an A.M. Best insurance rating of B++ "Good" or better.
- a restriction on the sale, lease or transfer of a substantial, material portion of PICA's assets without the approval of the bank

PICA is party to an interest rate swap agreement (the Swap) with the 2019 Note Payable issuing bank, the purpose of which is to reduce the market risk from changes in future interest rates relative to the 2019 Note Payable. The Swap fixes the interest rate related to the Note Payable at 6.6% until

10. Long-term Debt (continued)

February 1, 2019. The notional amount of the swap corresponds directly to the unamortized portion of the debt being hedged each month. Under the swap agreement, PICA agrees to exchange, at monthly intervals, the difference between the fixed-rate and the LIBOR variable rate by reference to the notional principal amount. The liability associated with the Swap measured at fair value on a recurring basis which approximates $3.7 million at December 31, 2010 and $2.9 million at December 31, 2009. The Swap liability is classified as a part of other liabilities.

Note Payable due February 2012 (the 2012 Note)

The 2012 Note was issued by ProAssurance Casualty Company, a subsidiary of ProAssurance, in connection with the acquisition of Georgia Lawyers. The 2012 Note may be repaid, plus interest, before maturity without penalty or fee.

Subordination

As previously discussed, the Surplus Notes, the 2019 Note Payable and the 2012 Note are each individually obligations of a single ProAssurance subsidiary. The notes have not been guaranteed by ProAssurance or its other subsidiaries, and each note is effectively subordinated to the indebtedness and other liabilities, including insurance policy-related liabilities, of ProAssurance and its other subsidiaries.

Credit Facility

ProAssurance's PICA subsidiary had a revolving credit facility with a bank in the amount of $3.0 million which expired on August 1, 2010, and was not renewed.

Debt Extinguished

As a part of the PICA acquisition, ProAssurance assumed liability for PICA's Surplus Notes due May 2033 (the 2033 Surplus Notes) which had an outstanding principal balance of $7.0 million. ProAssurance redeemed the 2033 Surplus Notes at par, for cash, in August 2009. Because the 2033 Surplus Notes were valued at fair value on the date of acquisition but were redeemed at par, ProAssurance incurred a pre-tax loss of approximately $2.8 million ($1.8 million, net of tax) related to the redemption.

In December 2008, ProAssurance reacquired TPS having a face value of $23 million for cash of approximately $18.4 million and recognized a $4.6 million gain on the extinguishment of the debt.

ProAssurance completed the conversion of all of its outstanding Convertible Debentures (aggregate principal of $107.6 million) in July 2008. Approximately 2,572,000 shares of ProAssurance common stock were issued in the transaction (conversion rate was 23.9037 per $1,000 debenture). Of the common shares issued, approximately 2.12 million were reissued Treasury Shares and 450,000 were newly issued shares. No gain or loss was recorded related to the conversion.

11. Shareholders' Equity

At December 31, 2010 and December 31, 2009, ProAssurance had 100 million shares of authorized common stock and 50 million shares of authorized preferred stock. The Board of Directors of ProAssurance Corporation (the Board) has the authority to determine provisions for the issuance of preferred shares, including the number of shares to be issued, the designations, powers, preferences and rights, and the qualifications, limitations or restrictions of such shares. To date, the Board has not approved the issuance of preferred stock.

11. Shareholders' Equity (continued)

At December 31, 2010 approximately 1.6 million of ProAssurance's authorized common shares are reserved by the Board of Directors of ProAssurance for award or issuance under incentive compensation plans as described in Note 12. Additionally, at December 31, 2010 approximately 0.9 million of ProAssurance's authorized common shares are reserved by the Board of Directors of ProAssurance for the issuance of outstanding restricted share and performance share units and for the exercise of outstanding stock options.

In November 2010, the Board increased its prior authorizations for the repurchase of common shares or the retirement of outstanding debt by $200 million. As of December 31, 2010, authorizations totaling $209.0 million remain available for use. The timing and quantity of purchases depends upon market conditions and changes in ProAssurance's capital requirements and is subject to limitations that may be imposed on such purchases by applicable securities laws and regulations, and the rules of the New York Stock Exchange.

ProAssurance used approximately $7.0 million and $18.4 million of the authorization to redeem debt during the years ended December 31, 2009 and 2008, respectively (see Note 10).

ProAssurance repurchased approximately 1.9 million, 1.1 million, and 1.8 million common shares, having a total cost of $106.3 million, $52.0 million, and $87.6 million during the years ended December 31, 2010, 2009, and 2008, respectively. In July 2008 approximately 2.12 million treasury shares and 450,000 newly issued common shares were used to complete the conversion of ProAssurance's Convertible Debentures. The conversion of the debt increased Stockholders' Equity by $112.5 million, consisting of the carrying amount of the Convertible Debentures (principal of $107.6 million, less the unamortized portion of related loan discounts and costs of $1.8 million) and a $6.7 million tax benefit from the reversal of interest-related deferred tax liabilities. No gain or loss was recognized on the conversion.

For all periods presented, other comprehensive income is comprised of unrealized gains and losses, including non-credit impairment losses, (net of tax) arising during the period related to available-for-sale securities less reclassification adjustments for gains (losses) from available-for-sale securities recognized in current period net income. Accumulated other comprehensive income is comprised entirely of unrealized gains and losses from available for sale securities, net of tax.

Reclassification adjustments related to available-for-sale securities for the years ended December 31, 2010, 2009 and 2008 are as follows:

(In thousands)	**2010**	2009	2008
Net realized investment gains (losses) included in the calculation of net income	**$ 11,815**	$ 3,704	$ (44,485)
Tax effect (at 35%)	**(4,135)**	(1,296)	15,570
Net realized investment gains (losses) reclassified from other comprehensive income	**$ 7,680**	$ 2,408	$ (28,915)

As of April 1, 2009, in conjunction with adoption of new GAAP guidance regarding impairment of debt securities, ProAssurance reclassified previously recognized non-credit impairment losses, net of tax, from retained earnings to accumulated comprehensive income (a $3.5 million increase to retained earnings; a $3.5 million decrease to accumulated other comprehensive income).

12. Stock Options and Share-Based Payments

Share-based compensation costs are primarily classified as underwriting, policy acquisition and operating expenses.

Since the beginning of 2009, ProAssurance has provided share-based compensation to employees under the ProAssurance Corporation 2008 Equity Incentive Plan. Previously, compensation was provided under the ProAssurance Corporation 2004 Equity Incentive Plan (2005 to 2008) and the ProAssurance Corporation Incentive Compensation Stock Plan (prior to 2005). The

12. Stock Options and Share-Based Payments (continued)

Compensation Committee of the Board of Directors is responsible for the administration of all three plans.

ProAssurance has provided share-based compensation to employees through a combination of restricted share units, performance share units and stock option awards. The following table provides a summary by award type of compensation expense and related tax benefit recognized during each period, and compensation cost that will be charged to expense in future periods.

	Share-Based Compensation Expense			Unrecognized Compensation Cost	
	Year Ended December 31			December 31, 2010	
	2010	2009	2008	**Amount**	**Remaining Recognition Period**
	(in millions)			*(in millions)*	*(weighted average years)*
Restricted shares	**$ 0.7**	$ 0.6	$ –	**$ 1.5**	**1.9**
Performance shares	**5.0**	4.4	4.7	**5.1**	**1.7**
Stock options	**0.4**	1.2	3.1	**0.2**	**1.5**
	$ 6.1	$ 6.2	$ 7.8	**$ 6.8**	
Tax benefit recognized	**$ 2.1**	$ 2.2	$ 2.6		

All awards are charged to expense as an increase to equity over the service period (generally the vesting period) associated with the award.

Stock Options

ProAssurance's stock options generally vest in five equal installments, the first installment occurring six months after the grant date and the other installments occurring annually thereafter. All options are granted with an exercise price equal to the market price of ProAssurance's common shares on the date of grant, and an original term of ten years. ProAssurance option agreements permit a cashless exercise whereby the exercise price and any required tax withholdings are allowed to be satisfied by the retention of shares that would otherwise be deliverable to the option holder. ProAssurance issues new shares for options exercised.

Activity for stock options during 2010, 2009 and 2008 is summarized below.

	2010		2009		2008	
	Options	**Weighted Average Exercise Price**	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price
Outstanding, beginning of year	**960,750**	**$ 42.66**	1,013,658	$ 42.49	973,155	$ 40.55
Granted	**–**	**–**	–	–	132,500	54.28
Exercised	**(284,500)**	**34.21**	(34,131)	32.23	(68,470)	34.33
Forfeited or expired	**–**	**–**	(18,777)	53.48	(23,527)	52.76
Outstanding at end of year	**676,250**	**$ 46.21**	960,750	$ 42.66	1,013,658	$ 42.48
Exercisable at end of year	**595,100**	**$ 45.25**	803,750	$ 40.66	725,458	$ 39.32
Outstanding at end of year, vested or expected to vest	**674,924**	**$ 46.20**	957,060	$ 42.62	999,044	$ 42.36

The aggregate grant date fair value of options vested during the years ended December 31, 2010, 2009 and 2008 is $1.3 million, $2.2 million and $11.8 million, respectively. The aggregate intrinsic value of options exercised during 2010, 2009 and 2008 is $7.7 million, $0.7 million and $1.4 million, respectively.

12. Stock Options and Share-Based Payments (continued)

Additional information regarding ProAssurance options as of December 31, 2010:

	Aggregate Intrinsic Value	Weighted Average Remaining Contractual Term
	(In millions)	*(In years)*
Options outstanding	$ 10.4	5.3
Options outstanding, vested or expected to vest	10.4	5.2
Options exercisable	9.7	5.0

There were no cash proceeds from options exercised during the years ended December 31, 2010, 2009 or 2008.

No stock options were granted during 2010 or 2009. In 2008 ProAssurance granted 132,500 options having a weighted average grant date fair value of $16.49 per share, measured using the Black-Scholes option pricing model. Assumptions used in the model included a risk-free interest rate of 3.1%, expected volatility of 0.23, a dividend yield of 0.0%, and an expected average term of 6 years. The risk-free interest rate was based on the rates for a U.S. Treasury instrument with a term similar to that of the option grant. Volatility was based on the historical volatility of ProAssurance's common shares for the six-year period prior to the grant date. The dividend yield was assumed to be zero since ProAssurance has historically not paid dividends. Due to ProAssurance's limited history of employee exercise behavior, the expected average term was estimated as the mid-point between the vesting date and the end of the contractual term of the option, as provided for by the U.S. Securities and Exchange Commission's Staff Accounting Bulletin 107.

Restricted Share Units

ProAssurance first awarded restricted share units in 2009. In general, restricted share units vest at the end of a three year vesting period based upon a continued service requirement. Upon vesting, a portion of each award sufficient to satisfy the employee's required tax withholdings will be paid to the employee in cash and the remainder of the award will be paid in shares.

Activity for restricted share units during 2010 and 2009 is summarized below. Grant date fair values are based on the market value of a ProAssurance common share on the date of grant.

	2010		2009	
	Restricted Stock	Weighted Average Grant Date Fair Value	Restricted Stock	Weighted Average Grant Date Fair Value
Beginning non-vested restricted stock	28,815	$ 47.70	–	$ –
Granted	28,355	53.32	28,815	47.70
Forfeited	(200)	47.70	–	–
Vested and released	–	–	–	–
Ending non-vested restricted stock	56,970	50.50	28,815	47.70

The aggregate grant date fair value of restricted share units awarded totaled $1.5 million in 2010 and $1.4 million in 2009.

Performance Shares

Performance share awards have been issued to two groups of employees: PRA executive officers and other managers. The awards 100% vest at the end of a three year period if the service requirements are met and minimum performance goals are achieved. If minimum performance goals are achieved, the payment of awards can vary from 75% to 125% of set targets depending upon the degree to which the performance goals are achieved. Upon vesting, a portion of each award sufficient

12. Stock Options and Share-Based Payments (continued)

to satisfy the employee's required tax withholdings will be paid to the employee in cash and the remainder of the award will be paid in shares.

Performance share activity for 2010, 2009 and 2008 is summarized below. The table reflects target awards and does not include potential increases or decreases that may ultimately be due to award recipients based on the actual achievement of performance objectives. Grant date fair values are based on the market value of a ProAssurance common share on the date of grant.

	2010		2009		2008	
	Performance Shares	**Weighted Average Grant Date Fair Value**	Performance Shares	Weighted Average Grant Date Fair Value	Performance Shares	Weighted Average Grant Date Fair Value
Beginning non-vested performance shares	**212,291**	**$ 51.17**	201,950	$ 52.46	130,464	$ 51.44
Granted – target	**95,415**	**53.32**	71,135	47.70	73,486	54.28
Forfeited	**(2,600)**	**53.76**	(1,600)	52.88	(2,000)	52.60
Vested and released	**(71,670)**	**51.41**	(59,194)	51.37	–	–
Ending non-vested performance shares	**233,436**	**51.94**	212,291	51.17	201,950	52.46

The aggregate grant date fair value of target performance share units granted in 2010, 2009 and 2008 totaled $5.1 million, $3.4 million and $4.0 million, respectively. ProAssurance issued approximately 52,000 shares to employees in 2010 related to performance share units granted in 2007. ProAssurance issued approximately 44,000 shares to employees in 2009 related to performance share units granted in 2006. The aggregate intrinsic value of vested performance share units paid to employees in 2010 and 2009 (including cash tax withholdings) totaled $4.9 million and $3.5 million, respectively. The awards were issued at the maximum level (125% of the target) based on performance levels achieved. No performance share units were eligible for vesting in 2008.

Bonus Compensation

ProAssurance, with the approval of the Compensation Committee of the Board, issued common shares to employees as bonus compensation as follows: 2010 – 40,000; 2009 – 37,000; 2008 – 60,000. The shares issued were valued at fair value on the award date, which is considered to be the market price of a ProAssurance common share.

13. Variable Interest Entities

ProAssurance holds passive interests in a number of limited partnerships/limited liability companies that are considered to be Variable Interest Entities (VIEs) under GAAP guidance. ProAssurance has not consolidated these entities because it has either very limited or no power to control the activities that most significantly affect the economic performance of these entities and is thus not the primary beneficiary of any of the entities. ProAssurance's involvement with each entity is limited to its direct ownership interest in the entity. ProAssurance has no arrangements or agreements with any of the entities to provide other financial support to or on behalf of the entity. ProAssurance's maximum loss exposure relative to these investments is limited to the carrying value of ProAssurance's investment in the entity.

The entities consist of 1) private investment funds formed for the purpose of achieving diversified equity and debt returns, 2) private investment funds formed to provide investment returns through the transfer of tax credits (principally federal or state tax credits related to federal low-income housing) and 3) a limited liability interest in a development stage business operation. In those instances where ProAssurance holds a minor interest in the entity, ProAssurance accounts for its

13. Variable Interest Entities (continued)

interest on a cost basis. Cost basis investments are included in Other Investments and have a carrying value of $31.2 million and $31.1 million at December 31, 2010 and December 31, 2009, respectively. In those instances where ProAssurance holds a greater than minor interest, ProAssurance accounts for its interest using the equity method. Equity method investments are included in Investment in Unconsolidated Subsidiaries and have a carrying value of $88.8 million at December 31, 2010 and $48.5 million at December 31, 2009.

At December 31, 2009 ProAssurance held a direct and beneficial interest in certain high yield asset-backed bonds contributed to an investment fund created for the purpose of managing such investments. Under GAAP, this interest was considered to represent an interest in a separate VIE (commonly referred to as a silo), of which ProAssurance was the primary beneficiary. ProAssurance therefore consolidated its interest in these securities. The securities were included in Other Investments at fair value ($10.9 million at December 31, 2009). The fund liquidated in 2010, see Note 4 of the Notes to the Consolidated Financial Statements for additional information.

14. Earnings Per Share

The following table provides detailed information regarding the calculation of basic and diluted earnings per share for each period presented:

(In thousands, except per share data)	**2010**	2009	2008
Basic earnings per share calculation:			
Numerator:			
Net income	**$ 231,598**	$ 222,026	$ 177,725
Denominator:			
Weighted average number of common shares outstanding	**31,788**	32,848	32,750
Basic earnings per share	**$ 7.29**	$ 6.76	$ 5.43
Diluted earnings per share calculation:			
Numerator:			
Net income	**$ 231,598**	$ 222,026	$ 177,725
Effect of assumed conversion of contingently convertible debt instruments	**–**	–	1,484
Net income–diluted computation	**$ 231,598**	$ 222,026	$ 179,209
Denominator:			
Weighted average number of common shares outstanding	**31,788**	32,848	32,750
Assumed exercise of dilutive stock options and issuance of performance shares and restricted stock units	**388**	302	319
Assumed conversion of contingently convertible debt Instruments	**–**	–	1,293
Diluted weighted average equivalent shares	**32,176**	33,150	34,362
Diluted earnings per share	**$ 7.20**	$ 6.70	$ 5.22

Stock options are not dilutive when the option exercise price exceeds the average price of a common share during the period or when the result from assuming an option is exercised is a net decrease to outstanding shares. During the years ended December 31, 2010, 2009, and 2008, the average number of options not considered to be dilutive approximated 58,000 in 2010, 423,000 in 2009, and 389,000 in 2008.

15. Benefit Plans

ProAssurance currently maintains a defined contribution savings and retirement plan that is intended to provide retirement income to eligible employees. The plan provides for employer contributions to the plan of between 5% and 10% of salary for qualified employees. APS and PICA maintained similar plans which were assumed by ProAssurance as a part of the acquisitions of APS and PICA. The PICA plan was merged into the ProAssurance plan in 2010 and the APS plan will be merged into the ProAssurance plan in 2011. ProAssurance incurred expense related to the savings and retirement plans of $6.1 million, $4.5 million and $3.5 million during the years ended December 31, 2010, 2009 and 2008, respectively.

ProAssurance also maintains a non-qualified deferred compensation plan (the ProAssurance Plan) that allows participating management employees to defer a portion of their current salary. ProAssurance incurred expense related to the ProAssurance Plan of $0.2 million, $0.3 million and $0.3 million for the years ended December 31, 2010, 2009 and 2008, respectively.

ProAssurance has deferred compensation liabilities totaling $13.5 million at December 31, 2010 and $6.6 million at December 31, 2009. The liabilities include amounts due under the ProAssurance Plan, amounts due under individual agreements with current employees or former employees of acquired entities, and amounts due under a currently inactive non-qualified plan.

16. Statutory Accounting and Dividend Restrictions

ProAssurance's insurance subsidiaries are required to file statutory financial statements with state insurance regulatory authorities, prepared based upon statutory accounting practices prescribed or permitted by regulatory authorities. Differences between net income prepared in accordance with GAAP and statutory net income are principally due to: (a) policy acquisition and certain software and equipment costs which are deferred under GAAP but expensed for statutory purposes and (b) certain deferred income taxes which are recognized under GAAP but are not recognized for statutory purposes.

The NAIC specifies risk-based capital requirements for property and casualty insurance providers. At December 31, 2010 statutory capital for each of ProAssurance's insurance subsidiaries was sufficient to satisfy regulatory requirements. The table includes the statutory earnings of APS and PICA for the statutory annual period of the year of acquisition and thereafter (see Note 2). Consolidated net income, on a GAAP basis, includes the earnings of APS and PICA only for the periods following acquisition (November 2010 and April 2009, respectively).

(In millions)

Statutory Net Earnings			Statutory Surplus	
2010	2009	2008	**2010**	2009
$261	$ 239	$191	**$1,392**	$ 1,265

ProAssurance's insurance subsidiaries, in aggregate, are permitted to pay dividends of approximately $248 million during 2011 without prior approval. However, the payment of any dividend requires prior notice to the insurance regulator in the state of domicile and the regulator may prevent the dividend if, in its judgment, payment of the dividend would have an adverse effect on the surplus of the insurance subsidiary.

17. Quarterly Results of Operations (unaudited)

The following is a summary of unaudited quarterly results of operations for 2010 and 2009:

	2010			
(In thousands, except per share data)	**1st**	**2nd**	**3rd**	**4th**
Net premiums earned	**$ 123,427**	**$ 125,398**	**$ 130,300**	**$ 139,982**
Net losses and loss adjustment expenses:				
Current year	**103,701**	**106,024**	**113,220**	**132,160**
Prior year	**(25,000)**	**(37,500)**	**(33,409)**	**(138,081)**
Net income	**38,112**	**40,381**	**51,052**	**102,053**
Basic earnings per share	**1.17**	**1.25**	**1.61**	**3.32**
Diluted earnings per share	**1.16**	**1.23**	**1.59**	**3.28**

	2009			
(In thousands, except per share data)	1st	2nd	3rd	4th
Net premiums earned	$ 103,891	$ 127,744	$ 131,956	$ 133,952
Net losses and loss adjustment expenses:				
Current year	87,617	104,025	112,066	134,659
Prior year	(18,500)	(37,000)	(42,500)	(109,300)
Net income	28,366	53,881	55,201	84,577
Basic earnings per share	0.85	1.64	1.69	2.61
Diluted earnings per share	0.84	1.62	1.67	2.58

Quarterly and year-to-date computations of per share amounts are made independently; therefore, the sum of per share amounts for the quarters may not equal per share.

ProAssurance Corporation and Subsidiaries
Schedule I – Summary of Investments – Other than Investments in Related Parties
December 31, 2010

Type of Investment	Recorded Cost Basis	Fair Value	Amount Which is Presented in the Balance Sheet
(In thousands)			
Fixed Maturities			
Bonds:			
U.S. Government or government agencies and authorities	$ 284,436	$ 294,786	$ 294,786
States, municipalities and political subdivisions	1,043,850	1,078,446	1,078,446
Foreign Governments	2,418	2,447	2,447
Public utilities	235,770	243,488	243,488
All other corporate bonds	1,271,143	1,315,063	1,315,063
Certificates of deposit	300	300	300
Mortgage-backed securities	645,301	669,224	669,224
Total Fixed Maturities	3,483,218	3,603,754	3,603,754
Equity Securities, available-for-sale			
Common Stocks:			
Public utilities	107	125	125
Banks, trusts and insurance companies	130	260	260
Industrial, miscellaneous and all other	2,070	3,120	3,120
Non Redeemable Preferred Stock	132	132	132
Total Equity Securities, available-for-sale	2,439	3,637	3,637
Equity Securities, trading			
Common Stocks:			
Public utilities	5,642	5,778	5,778
Banks, trusts and insurance companies	3,872	4,317	4,317
Industrial, miscellaneous and all other	22,528	27,191	27,191
Total Equity Securities, trading	32,042	37,286	37,286
Other long-term investments	177,316	183,625	177,316
Short-term investments	168,438	168,438	168,438
Total Investments	$ 3,863,453	$ 3,996,740	$ 3,990,431

ProAssurance Corporation and Subsidiaries
Schedule II – Condensed Financial Information of Registrant

ProAssurance Corporation – Registrant Only
Condensed Balance Sheets

(In thousands)	December 31 2010	2009
Assets		
Investment in subsidiaries, at equity	**$ 1,823,761**	$ 1,558,390
Fixed maturities available for sale, at fair value	**1,189**	82,501
Equity securities, trading, at fair value	**10,793**	11,751
Short-term investments	**24,239**	34,269
Investment in unconsolidated subsidiaries	**3,407**	17,372
Cash and cash equivalents	**4,284**	11,780
Due from subsidiaries	**26,869**	19,979
Other assets	**10,767**	13,784
Total Assets	**$ 1,905,309**	$ 1,749,826
Liabilities and Stockholders' Equity		
Liabilities:		
Other liabilities	**$ 26,454**	$ 22,239
Long-term debt	**22,992**	22,992
Total Liabilities	**49,446**	45,231
Shareholders' Equity:		
Common stock	**344**	342
Other shareholders' equity, including unrealized gains (losses) on securities of subsidiaries	**1,855,519**	1,704,253
Total Shareholders' Equity	**1,855,863**	1,704,595
Total Liabilities and Shareholders' Equity	**$ 1,905,309**	$ 1,749,826

ProAssurance Corporation and Subsidiaries
Schedule II – Condensed Financial Information of Registrant

ProAssurance Corporation – Registrant Only
Condensed Statements of Income

(In thousands)	Year Ended December 31		
	2010	2009	2008
Revenues:			
Investment income including net realized investment gains (losses) of $3,474, $1,487 and ($3,379), respectively	**$ 5,745**	$ 6,047	$ (34)
Gain on extinguishment of debt	**–**	–	4,571
Other income (loss)	**357**	389	(2,734)
	6,102	6,436	1,803
Expenses:			
Interest expense	**1,404**	2,235	5,815
Other expenses	**7,911**	8,801	5,157
	9,315	11,036	10,972
Income (loss) before income tax expense (benefit) and equity in net income of subsidiaries	**(3,213)**	(4,600)	(9,169)
Income tax expense (benefit)	**(747)**	(840)	(3,325)
Income (loss) before equity in net income of subsidiaries	**(2,466)**	(3,760)	(5,844)
Equity in net income of subsidiaries	**234,064**	225,786	183,569
Net income	**$ 231,598**	$ 222,026	$ 177,725

ProAssurance Corporation and Subsidiaries
Schedule II – Condensed Financial Information of Registrant

ProAssurance Corporation – Registrant Only
Condensed Statements of Cash Flow

(In thousands)	Year Ended December 31 2010	2009	2008
Cash provided (used) by operating activities	**$ (6,191)**	$ (5,755)	$ 11,915
Investing activities			
Purchases of:			
Fixed maturities, available for sale	**(1,711)**	(1,299)	(28,881)
Equity securities, available for sale	–	–	(354)
Equity securities trading	**(5,960)**	(13,657)	(3,338)
Cash investment in unconsolidated subsidiaries	**(5,000)**	–	(20,000)
Proceeds from sale or maturities of:			
Fixed maturities, available for sale	**79,941**	34,822	78,961
Equity securities, available for sale	–	410	–
Equity securities trading	**29,458**	9,122	1,026
Net decrease (increase) in short-term investments	**10,251**	126,011	(64,717)
Dividends from subsidiaries	**232,800**	65,712	104,800
Contribution of capital to subsidiaries	**(10,000)**	(35,000)	(450)
Cash paid for acquisitions, net of cash received	**(233,022)**	(128,582)	–
Unsettled security transactions, net	–	(401)	(3,600)
Other	**1,699**	(344)	(8)
	98,456	56,794	63,439
Financing activities			
Repurchase of treasury stock	**(106,346)**	(32,866)	(87,561)
Subsidiary payments for common shares and share-based compensation awarded to subsidiary employees	**6,568**	6,770	8,023
Excess of tax benefit from share-based payment arrangements	**1,847**	237	189
Book overdraft	–	–	315
Principal repayment of debt	–	(13,403)	–
Other	**(1,830)**	–	3
	(99,761)	(39,262)	(79,031)
Increase (decrease) in cash and cash equivalents	**(7,496)**	11,777	(3,677)
Cash and cash equivalents, beginning of period	**11,780**	3	3,680
Cash and cash equivalents, end of period	**$ 4,284**	$ 11,780	$ 3
Significant non-cash transactions:			
Extinguishment of debt as a result of Trust Preferred Securities reacquired by wholly owned subsidiaries–See Note 3	**$ –**	$ –	$ 23,403
Equity increase due to conversion of debt–see Notes 10 and 11 of the ProAssurance Consolidated Financial Statements	**$ –**	$ –	$ 112,478
Securities transferred at fair value as dividends from subsidiaries	**$ –**	$ 155,818	$ –
Common shares issued in acquisition	**$ –**	$ 5,161	$ –

Notes to Condensed Financial Statements of Registrant

1. Basis of Presentation

The registrant-only financial statements should be read in conjunction with ProAssurance Corporation's (PRA Parent) consolidated financial statements. At December 31, 2010 and 2009, PRA Parent's investment in subsidiaries is stated at the initial consolidation value plus equity in the undistributed earnings of subsidiaries since the date of acquisition.

2. Acquisitions/Dispositions

On November 30, 2010 ProAssurance acquired 100% of the outstanding shares of American Physicians Service Group, Inc. (APS) for approximately $237.1 million. The acquisition is described in Note 2 to the Consolidated Financial Statements.

On April 1, 2009 ProAssurance acquired Podiatry Insurance Company of America and subsidiaries (PICA) through a cash sponsored demutualization. ProAssurance purchased all of PICA's outstanding stock created in the demutualization for $120 million in cash and $15 million in premium credits. The acquisition is described in Note 2 to the Consolidated Financial Statements.

3. Long-term Debt

Outstanding long-term debt, as of December 31, 2010 and December 31, 2009, consisted of the following:

	(In thousands)	
	2010	2009
Trust Preferred Securities/Trust Preferred Subordinated Debentures due 2034, unsecured, bearing interest at a variable rate of LIBOR plus 3.85%, adjusted quarterly (4.1% at December 31, 2010) (see below)	**$ 22,992**	$ 22,992

In 2008, wholly owned subsidiaries of ProAssurance reacquired outstanding Trust Preferred Securities having a face value of $23 million, which effectively extinguished the related Trust Preferred Debentures issued by PRA Parent. Trust Preferred amounts shown in the above table are shown net of the reacquired Trust Preferred Securities held by PRA Parent's subsidiaries. A gain of $4.6 million was recognized on the extinguishment of the debt.

In 2009, PRA Parent retired $13.4 million of the Trust Preferred Securities held by its subsidiaries.

See Note 10 of the Notes to the Consolidated Financial Statements included herein for a detailed description of the terms of the long-term debt.

4. Related Party Transactions

PRA Parent received dividends from its subsidiaries of $232.8 million, $221.5 million and $104.8 million during the years ended December 31, 2010, 2009 and 2008. PRA Parent contributed capital to its subsidiaries of $10.0 million, $35.0 million and $0.5 million during the years ended December 31, 2010, 2009 and 2008.

5. Income Taxes

Under terms of PRA Parent's tax sharing agreement with its subsidiaries, income tax provisions for individual companies are allocated on a separate company basis.

ProAssurance Corporation and Subsidiaries
Schedule III – Supplementary Insurance Information

(In thousands)	**2010**	2009	2008
Deferred policy acquisition costs	**$ 27,281**	$ 25,493	$ 19,505
Reserve for losses and loss adjustment expenses	**2,414,100**	2,422,230	2,379,468
Unearned premiums	**256,050**	244,212	185,756
Net premiums earned	**519,107**	497,543	459,278
Net investment income	**146,380**	150,945	158,384
Losses and loss adjustment expenses incurred related to current year, net of reinsurance	**455,105**	438,368	396,750
Losses and loss adjustment expenses incurred related to prior year, net of reinsurance	**(233,990)**	(207,300)	(185,251)
Paid losses and loss adjustment expenses, net of reinsurance	**326,247**	(346,555)	(332,983)
Underwriting, policy acquisition and operating expenses:			
Amortization of deferred policy acquisition costs	**58,939**	49,694	47,339
Other underwriting, policy acquisition and operating expenses	**76,041**	66,843	53,046
Net premiums written	**505,407**	514,043	429,007

Note: all amounts above are derived entirely from consolidated property and casualty entities.

ProAssurance Corporation and Subsidiaries
Schedule IV – Reinsurance

(In thousands)	2010	2009	2008
Property and Liability (1)			
Premiums earned	**$ 548,897**	$ 539,922	$ 503,607
Premiums ceded	**(29,848)**	(42,469)	(44,301)
Premiums assumed	**58**	90	(28)
Net premiums earned	**$ 519,107**	$ 497,543	$ 459,278
Percentage of amount assumed to net	**0.01%**	0.02%	(0.01%)

(1) All of ProAssurance's premiums are related to property and liability coverages.

EXHIBIT INDEX

Exhibit Number	Description
2	Schedules to the following documents are omitted; the contents of the schedules are generally described in the documents; and ProAssurance will upon request furnish to the Commission supplementally a copy of any omitted schedule.
2.1	Stock Purchase Agreement dated November 7, 2005, among Motors Insurance Corporation, MEEMIC Insurance Company, MEEMIC Insurance Services Corporation, MEEMIC Holdings, Inc. and ProAssurance Corporation (1)
2.2	Agreement and Plan of Merger, dated as of December 8, 2005, between ProAssurance and PIC Wisconsin, as amended February 14, 2006 (2)
2.3	Plan of Conversion of PICA as filed with the Illinois Director of Insurance on November 13, 2008 (3)
2.4	Stock Purchase Agreement executed by ProAssurance Corporation and PICA dated October 28, 2008 (3)
2.5	Agreement and Plan of Merger by and among ProAssurance Corporation, CA Bridge Corporation and American Physicians Service Group, Inc. dated August 31, 2010 (4)
3.1(a)	Certificate of Incorporation of ProAssurance (5)
3.1(b)	Certificate of Amendment to Certificate of Incorporation of ProAssurance (6)
3.2	Third Restatement of the Bylaws of ProAssurance (7)
4	ProAssurance will file with the Commission upon request pursuant to the requirements of Item 601 (b)(4) of Regulation S-K documents defining rights of holders of ProAssurance's long-term indebtedness.
10.1(a)	Medical Assurance, Inc. Incentive Compensation Stock Plan (formerly known as the Mutual Assurance, Inc. 1995 Stock Award Plan) (8) *
10.1(b)	Amendment and Assumption Agreement by and between ProAssurance and Medical Assurance, Inc. (6) *
10.1(c)	Amendment and Assumption Agreement by and between Mutual Assurance, Inc. and MAIC Holdings, Inc. dated April 8, 1996 (9) *
10.3(a)	ProAssurance Corporation 2004 Equity Incentive Plan (10) *
10.3(b)	First amendment to 2004 Equity Incentive Plan (11) *

10.4	Form of Release and Severance Compensation Agreement dated as of January 1, 2008 between ProAssurance and each of the following named executive officers (12): * Edward L. Rand, Jr. Howard H. Friedman Jeffrey P. Lisenby Darryl K. Thomas Frank B. O'Neil
10.5	Deferred Compensation Plan and Agreement effective as of December 31, 2010, between ProAssurance and Victor T. Adamo *
10.6(a)	Employment Agreement between ProAssurance and W. Stancil Starnes dated as of May 1, 2007 (13) *
10.6(b)	Amendment to Employment Agreement with W. Stancil Starnes (May 1, 2007), effective as of January 1, 2008 (12) *
10.7	Consulting Agreement between ProAssurance and William J. Listwan (14) *
10.8	Employment Agreement between ProAssurance and Jerry D. Brant dated as of April 2, 2009 (15) *
10.9	Form of Indemnification Agreement between ProAssurance and each of the following named executive officers and directors of ProAssurance * Victor T. Adamo Lucian F. Bloodworth Jerry D. Brant Robert E. Flowers Howard H. Friedman Jeffrey P. Lisenby William J. Listwan John J. McMahon Drayton Nabers Frank B. O'Neil Ann F. Putallaz Edward L. Rand, Jr. W. Stancil Starnes Darryl K. Thomas William H. Woodhams Wilfred W. Yeargan, Jr.

10.10	ProAssurance Group Employee Benefit Plan which includes the Executive Supplemental Life Insurance Program (Article VIII) (8) *
10.11	Amendment and Restatement of the Executive Non-Qualified Excess Plan and Trust effective January 1, 2008 (12) *
10.12	Amendment and Restatement of Director Deferred Compensation Plan effective January 1, 2008 (12) *
10.13	ProAssurance Corporation 2008 Equity Incentive Plan (16) *
10.14	ProAssurance Corporation 2008 Annual Incentive Compensation Plan (17) *
10.15	ProAssurance Corporation 2011 Employee Stock Ownership Plan *
21.1	Subsidiaries of ProAssurance Corporation
23.1	Consent of Ernst & Young LLP
31.1	Certification of Principal Executive Officer of ProAssurance as required under SEC Rule 13a-14(a)
31.2	Certification of Principal Financial Officer of ProAssurance as required under SEC Rule 13a-14(a)
32.1	Certification of Principal Executive Officer of ProAssurance as required under SEC Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code, as amended (18 U.S.C. 1350)
32.2	Certification of Principal Financial Officer of ProAssurance as required under SEC Rule 13a-14(b) and 18 U.S.C. 1350
*	Denotes a management contract or compensatory plan, contract or arrangement required to be filed as an exhibit to this report

Footnotes

(1) Filed as an Exhibit to ProAssurance's Current Report on Form 8-K for event occurring November 4, 2005 (File No. 001-16533) and incorporated herein by reference pursuant to SEC Rule 12b-32

(2) Filed as an Exhibit to ProAssurance's Registration Statement on Form S-4 (File No. 333-131874) and incorporated by reference pursuant to SEC Rule 12b-32

(3) Filed as an Exhibit to ProAssurance's Current Report on Form 8-K for event occurring November 13, 2008 (File No. 001-16533) and incorporated herein by reference pursuant to SEC Rule 12b-32

(4) Filed as an Exhibit to ProAssurance's Current Report on Form 8-K for event occurring August 31, 2010 (File No. 001-16533) and incorporated herein by reference pursuant to SEC Rule 12b-32

(5) Filed as an Exhibit to ProAssurance's Registration Statement on Form S-4 (File No. 333-49378) and incorporated herein by reference pursuant to Rule 12b-32 of the Securities and Exchange Commission (SEC)

(6) Filed as an Exhibit to ProAssurance's Annual Report on Form 10-K for the year ended December 31, 2001 (File No. 001-16533) and incorporated herein by reference pursuant to SEC Rule 12b-32

(7) Filed as an Exhibit to ProAssurance's Current Report on Form 8-K for the event occurring December 1, 2010 (File No. 001-16533) and incorporated herein by reference pursuant to SEC Rule 12b-32

(8) Filed as an Exhibit to MAIC Holding's Registration Statement on Form S-4 (File No. 33-91508) and incorporated herein by reference pursuant to SEC Rule 12b-32

(9) Filed as an Exhibit to MAIC Holding's Proxy Statement for the 1996 Annual Meeting (File No. 0-19439) is incorporated herein by reference pursuant to SEC Rule 12b-32

(10) Filed as an Exhibit to ProAssurance's Definitive Proxy Statement (File No. 001-165333) on April 16, 2004 and incorporated herein by reference pursuant to SEC Rule 12b-32

(11) Filed as an Exhibit to ProAssurance's Quarterly Report on Form 10-Q for the quarter ended September 30, 2006 (File No. 001-16533) and incorporated herein by this reference pursuant to SEC Rule 12b-32

(12) Filed as an Exhibit to ProAssurance's Annual Report on Form 10-K for the year ended December 31, 2007 (File No. 001-16533) and incorporated herein by this reference pursuant to SEC Rule 12b-32

(13) Filed as an Exhibit to ProAssurance's Current Report on Form 8-K for the event occurring May 13, 2007 (File No. 001-16533) and incorporated herein by reference pursuant to SEC Rule 12b-32

(14) Filed as an Exhibit to ProAssurance's Current Report on Form 8-K for event occurring on September 13, 2006 (File No. 001-16533) and incorporated herein by reference pursuant to SEC Rule 12b-32

(15) Filed as an Exhibit to ProAssurance's Annual Report on Form 10-K for the year ended December 31, 2009 (File No. 001-16533) and incorporated herein by this reference pursuant to SEC Rule 12b-32

(16) Filed as an Exhibit to ProAssurance's Registration Statement on Form S-8 (File No. 333-156645) and incorporated by reference pursuant to SEC Rule 12b-32

(17) Filed as an Exhibit to ProAssurance's Definitive Proxy Statement (File No. 001-165333) on April 11, 2008 and incorporated herein by reference pursuant to SEC Rule 12b-32

CERTIFICATIONS

I, W. Stancil Starnes, certify that:

1. I have reviewed this report on Form 10-K of ProAssurance Corporation;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15 (e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 23, 2011

/s/ W. Stancil Starnes
W. Stancil Starnes
Chief Executive Officer

CERTIFICATIONS

I, Edward L. Rand, Jr., certify that:

1. I have reviewed this report on Form 10-K of ProAssurance Corporation;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15 (e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 23, 2011

/s/ Edward L. Rand, Jr.
Edward L. Rand, Jr.
Chief Financial Officer

Exhibit 32.1

A signed original of this written statement required by Section 906 has been provided to ProAssurance Corporation and will be retained by ProAssurance Corporation and furnished to the Securities and Exchange Commission or its staff upon request.

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of ProAssurance Corporation (the "Company") on Form 10-K for the year ending December 31, 2010 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, W. Stancil Starnes, Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of Section 13(a) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Company.

s/ W. Stancil Starnes
W. Stancil Starnes
Chief Executive Officer

February 23, 2011

Exhibit 32.2

A signed original of this written statement required by Section 906 has been provided to ProAssurance Corporation and will be retained by ProAssurance Corporation and furnished to the Securities and Exchange Commission or its staff upon request.

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of ProAssurance Corporation (the "Company") on Form 10-K for the year ending December 31, 2010 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Edward L. Rand, Jr., Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of Section 13(a) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Company.

/s/ Edward L. Rand, Jr.
Edward L. Rand, Jr.
Chief Financial Officer

February 23, 2011

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Non-GAAP Financial Measures

Operating Income is a "Non-GAAP" financial measure that is widely used in our industry to evaluate the performance of underwriting operations. Operating Income excludes the after-tax effects of net realized gains or losses and guaranty fund assessments or recoupments and debt retirement loss. We believe it presents a useful view of the performance of our insurance operations. While we believe disclosure of certain Non-GAAP information is appropriate, you should not consider this information without also considering the information we present in accordance with GAAP, which includes the effect of net realized gains or losses and guaranty fund assessments or recoupments incurred during the periods presented below. The following table reconciles Income from Continuing Operations to Operating Income.

Reconciliation of Income from Continuing Operations to Operating Income:

	Year Ended December 31,				
(in thousands, except per share amounts)	**2010**	2009	2008	2007	2006
Income from Continuing Operations[1]	**$ 231,598**	$ 222,026	$ 177,725	$ 168,186	$ 126,984
Items excluded in the calculation of operating income:					
(Gain) loss on the extinguishment of debt	**–**	2,839	(4,571)	–	–
Net realized investment (gains) losses	**(17,342)**	(12,792)	50,913	5,939	1,199
Guaranty Fund (recoupments) assessments	**(1,336)**	(533)	(1,334)	553	2,609
Pre-tax effect of exclusions	**(18,678)**	(10,486)	45,008	6,492	3,808
Tax effect at 35%	**6,537**	3,670	(15,753)	(2,272)	(1,333)
Operating Income	**$ 219,457**	$ 215,210	$ 206,980	$ 172,406	129,459
Per diluted common share:					
Income from Continuing Operations[1]	**$ 7.20**	6.70	$ 5.22	$ 4.78	$ 3.72
Effect of adjustments	**(0.38)**	(0.21)	0.85	0.12	0.07
Operating Income per diluted common share	**$ 6.82**	$ 6.49	$ 6.07	$ 4.90	$ 3.79

[1] For years 2007 to 2010 there was no difference between Income from Continuing Operations and Net Income.

This page is not a part of ProAssurance's Annual Report on Form 10K, and was not filed with the Securities & Exchange Commission.

INVESTOR INFORMATION

There were 30,581,379 shares of ProAssurance Corporation common stock outstanding at March 15, 2011. On that date, we had 3,554 shareholders of record. Our common stock trades on the New York Stock Exchange under the symbol PRA. The price of our stock is available from any website that provides stock quotes, including the website of the New York Stock Exchange, www.nyse.com; we also post the price of our stock on our website, www.ProAssurance.com.

YOUR SHARES

If you hold your shares through a brokerage account, your broker or a customer service representative at that firm should be able to answer questions about your holdings.

If you hold your shares in certificate form, or have shares held in direct registration (DRS), you may contact our transfer agent, BNY Mellon Shareowner Services, for address changes, transfer of certificates, and replacement of share certificates that have been lost or stolen.

You may reach BNY Mellon Shareowner Services in a variety of ways:

PHONE	INTERNET
(800) 851-9677 (201) 680-6578	*Internet information about your account* www.bnymellon.com/shareowner/isd
Hearing Impaired (800) 231-5469 (201) 680-6610	*General information about Mellon* www.bnymellon.com

MAIL

BNY Mellon Shareowner Services

P.O. Box 358015 Pittsburgh, PA 15252-8015	480 Washington Boulevard Jersey City, NJ 07310-1900

IF YOU STILL HOLD SHARES OF PHYSICIANS INSURANCE COMPANY OF WISCONSIN (PIC Wisconsin) stock, you should act quickly to convert your PIC Wisconsin shares into shares of ProAssurance. State laws require that we turn over unconverted shares to the unclaimed property office in each state on a regular basis in a process known as escheatment. We escheated many PIC Wisconsin shares in 2010, and most remaining, unconverted shares will be turned over in 2011. For assistance, please phone our Investor Relations department at (800) 282-6242.

CORPORATE GOVERNANCE AND COMPLIANCE WITH REGULATORY AND NEW YORK STOCK EXCHANGE REQUIREMENTS

We invite you to visit the Investor Relations and Corporate Governance sections of our website, www.ProAssurance.com. There you will find important information about our Company, including our Corporate Governance Principles and Code of Ethics and Conduct, which were developed and adopted by our Board of Directors. The Governance section of our website (www.proassurance.com/investorrelations/governance.aspx) also provides copies of the Board-adopted charters for our Audit, Compensation, and Nominating/Corporate Governance Committees, along with information such as stock ownership guidelines, committee composition and leadership, and director independence, including categorical standards to assist in determining independence.

Our filings with the Securities and Exchange Commission (SEC) are available in the Investor Relations section of our website (www.proassurance.com/investorrelations/sec_ filings.aspx). Our SEC filings are also available in the EDGAR section of the SEC's website (www.sec.gov/edgar.shtml).

W. Stancil Starnes, our Chief Executive Officer, submitted the required Section 12(a) CEO Certification to the New York Stock Exchange in a timely manner on June 21, 2010. Additionally, we have been timely in the filing of CEO/CFO certifications as required in Section 302 of the Sarbanes-Oxley Act. These certifications are published as exhibits in our Form 10-K filed with the SEC on February 24, 2011.

INVESTOR RELATIONS

The Investor Relations section of our website also contains detailed financial information, SEC filings, the latest news releases about the Company and our latest presentation materials. We also maintain an archive of this material, although you should realize that archived information, by its very nature, may no longer be accurate.

OBTAINING INFORMATION DIRECTLY FROM PROASSURANCE

Any of the documents mentioned above may be obtained from our Communications and Investor Relations Department using one of the contact methods below:

E-MAIL
Investor@ProAssurance.com

MAIL
ProAssurance Corporation
Investor Relations & Communications
P. O. Box 590009
Birmingham, AL 35259-0009

Phone: (205) 877-4400 / (800) 282-6242
Fax: (205) 802-4799

ANNUAL MEETING

The 2011 Annual Meeting is scheduled for 9:00 AM CDT on Wednesday, May 18, 2011 at the headquarters of ProAssurance Corporation, 100 Brookwood Place, Birmingham, Alabama 35209.


ProAssurance.
Treated Fairly

100 Brookwood Place
Birmingham, Alabama 35209
(205) 877-4400
(800) 282-6242

www.ProAssurance.com